SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ANNUAL REPORT

(From January 1, 2018 to December 31, 2018)

THIS IS A TRANSLATION OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic)

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Corporate bonds	June 2016	AA	NICE Information Service Co., Ltd. (AAA ~ D)
September 2016
May 2017
February 2018
May 2018
	February 2019	AA-
	April 2016		Korea Investors Service, Inc. (AAA ~ D)
	May 2017	AA
October 2017
May 2018
	February 2019	AA-
	April 2016		Korea Ratings Corporation (AAA ~ D)
	September 2016	AA
May 2017
October 2017
February 2018
April 2018

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Corporate bonds (Overseas)

Subject instrument	Month of rating	Credit rating	Rating agency (Rating range)
Corporate bonds(1)	November 2018	AA	Standard & Poor’s Rating Services (AAA ~ D)

(1)	Represents credit rating for our overseas corporate bonds guaranteed by the Korea Development Bank.
(2)	Overseas corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Highest level of stability.
	AA+/AA/AA-	Very high level of stability. This stability may be slightly more risky than is the case for the highest rating category but presents no issues.
	A+/A/A-	High level of stability. There are no issues with repaying the principal, but there are characteristics that could be subject to future deterioration.
	BBB+/BBB/BBB-	Level of stability is adequate. Current level of stability and profitability is adequate, but requires special attention during times of economic downturns.
	BB+/BB/BB-	Speculative characteristics. There is no guarantee on future stability. Expected business performance is uncertain.
	B+/B/B-	Inadequate as an investment target. Ability to make principal repayments or comply with contractual terms and conditions is uncertain.
	CCC/CC/C	Very low level of stability. Ability to make payments of principal and interest is highly unlikely. Extremely speculative. Currently in default or undergoing a serious problem.
	D	Bankruptcy.

(3)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Commercial paper	June 2016	A1	Korea Ratings Corporation (A1 ~ D)
	June 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	September 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	September 2016	A1	Korea Ratings Corporation (A1 ~ D)
	May 2017	A1	Korea Investors Service, Inc. (A1 ~ D)
	May 2017	A1	Korea Ratings Corporation (A1 ~ D)
	October 2017	A1	Korea Investors Service, Inc. (A1 ~ D)
	December 2017	A1	Korea Ratings Corporation (A1 ~ D)
	May 2018	A1	Korea Investors Service, Inc. (A1 ~ D)
	May 2018	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	November 2018	Cancelled(2)	Korea Investors Service, Inc. (A1 ~ D)
	November 2018	Cancelled(2)	NICE Information Service Co., Ltd. (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

(2)	Ratings have been cancelled due to repayment of our outstanding commercial paper on October 22, 2018 upon maturity.

C.	Capitalization

(1)	Change in capital stock (as of December 31, 2018)

There were no changes to our issued capital stock during the annual reporting period ended December 31, 2018.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of December 31, 2018)

(Unit: share)

Description		Number of shares
A. Total number of shares issued(1):	Common shares(1) Preferred shares	357,815,700 —
B. Shares without voting rights:	Common shares Preferred shares	— —
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares Preferred shares	— —
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares Preferred shares	— —
E. Shares with restored voting rights:	Common shares Preferred shares	— —
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares Preferred shares	357,815,700 —

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2018	2017	2016
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(207,239)	1,802,756	906,713
Earnings (loss) per share (Won)(2)		(579)	5,038	2,534
Total cash dividend amount for the period (million Won)		—	178,908	178,908
Total stock dividend amount for the period (million Won)		—	—	—
Cash dividend payout ratio (%)(3)		—	9.92%	19.73%
Cash dividend yield (%)(4)	Common shares Preferred shares	— —	1.69 —%	1.58 —%
Stock dividend yield (%)	Common shares Preferred shares	— —	— —	— —
Cash dividend per share (Won)	Common shares Preferred shares	— —	500 —	500 —
Stock dividend per share (share)	Common shares Preferred shares	— —	— —	— —

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.

(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2018, in order to support our business activities, we operated TFT-LCD and OLED production and research facilities in Paju and Gumi in Korea, and we have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2018, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

Consolidated operating results highlights

(Unit: In billions of Won)

	2018	2017(1)	2016(1)
Sales Revenue	24,337	27,790	26,504
Gross Profit	3,085	5,366	3,750
Operating Profit (loss)	93	2,462	1,311
Total Assets	33,176	29,160	24,884
Total Liabilities	18,289	14,178	11,421

(1)	Sales revenues for 2017 and 2016 were recorded in accordance with the previously applicable accounting standards, K-IFRS 1018, “Revenue”.

B.	Industry

(1)	Industry characteristics

•

The entry barriers to manufacture display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•

While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown gradual growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Growth Potential

•

We are focusing on securing profitability through differentiated products such as “Crystal Sound” OLED and “Wallpaper” display panels under our strategic plan to transition our business to center around OLED, which has a strong future growth potential. In the television sector, we are expanding our offerings of premium products such as OLED and UHD products. In particular, with respect to large-sized OLED television display panels, we are continuing to secure additional production capacity of 8.5th generation OLED panels and are planning to further strengthen the fundamentals of our OLED business through building a successful line-up of new products and investments in the 8.5th and 10.5th generation OLED display panel production. In the IT sector, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies. In the mobile sector, we are continuously striving to secure mass production capabilities for 6th generation OLED smartphones through additional investments. We are also strengthening the foundation for the expansion of small- and medium-sized OLED business.

(3)	Cyclicality

•

The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. There is a concern over a constant oversupply in the LCD industry led by continued investments in new fabrication facilities and additional supplies by Chinese panel manufacturers, which have been driven by the Chinese government.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2018	2017	2016
Panels for Televisions(1)(2)	28.3%	28.1%	28.2%
Panels for Monitors(1)	30.7%	36.3%	36.6%
Panels for Notebook Computers(1)	23.7%	21.3%	27.8%
Panels for Tablet Computers(1)	31.0%	29.1%	24.1%
Total(1)	28.8%	29.2%	29.4%

(1)	Source: Large-Area Display Market Tracker (IHS Technology). The relevant amounts for the fourth quarter of 2018 are estimates only, as the actual results for such period have not yet been released.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with OLED, IPS, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied ultra-high definition (“Ultra HD” or “UHD”) OLED panels as well as “Wallpaper” and “Crystal Sound” OLED panels for televisions, flexible plastic OLED panels for smartphones, round OLED panels for wearable devices among others and have shown that we are technologically a step ahead of the competition. With respect to TFT-LCD panels, we are leading the market with our differentiated products with IPS technology, such as our ultra-large and high definition UHD television panels, large sized/borderless monitors, high-resolution/oxide notebooks and automotive and commercial products, and have prepared our production facilities to produce products with in-TOUCH technology.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2018
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages
Display	Goods/ Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	9,727	40.0%
		Desktop monitors	Panels for monitors	LG Display	4,040	16.6%
		Tablet products	Panels for tablets	LG Display	1,991	8.2%
		Notebook computers	Panels for notebook computers	LG Display	2,837	11.7%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	5,742	23.6%

Total					24,337	100.0%

B.	Average selling price trend of major products

While average selling prices of LCD panels exhibited varying trends according to demand by product category, the average selling price of LCD panels per square meter of net display area shipped in the fourth quarter of 2018 increased by approximately 12% compared to the third quarter of 2018 as a result of the increase in our shipments of IT and small- and medium-sized panels, which have relatively higher selling prices per square meter of net display area, in our product mix. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to changes in market conditions.

Period	Average Selling Price(1)(2) (in US$ / m2)
2018 Q4	559
2018 Q3	500
2018 Q2	501
2018 Q1	522
2017 Q4	589
2017 Q3	600
2017 Q2	574
2017 Q1	608
2016 Q4	642
2016 Q3	555
2016 Q2	504
2016 Q1	525

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
		Backlights		2,149	16.5%	HeeSung Electronics, etc.
		Polarizers		2,182	16.7%	LG Chem, etc.
		Printed circuit boards		2,252	17.3%	Korea SMT, etc.
Display	Raw materials	Glass	Display panel manufacturing	1,268	9.7%	Paju Electric Glass Co., Ltd., Asahi Electric Glass Co., Ltd., etc.
		Drive IC		1,003	7.7%	Silicon Works Co., Ltd., etc.
		Others		4,187	32.1%	—

Total				13,041	100.0%

•	Period: January 1, 2018 ~ December 31, 2018.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)	Among our major suppliers, LG Chem and Silicon Works Co., Ltd. are member companies of the LG Group, and Paju Electric Glass Co., Ltd. is our affiliate.

•

The average price of EGI (Electrolytic Galvanized Iron), which is the main raw material for BLU components, increased by 24% from 2016 to 2017 and further increased by 0.3% from 2017 to 2018. Such increase in 2018 was due to a decrease in supply as a result of China’s strengthened environmental regulations. The average price of resin increased by 18% from 2016 to 2017 and further increased by 18.7% from 2017 to 2018. Such increase in 2018 was due to an overall increase in global demand. The average price of copper, the main raw material for PCB components, increased by 27% from 2016 to 2017 and further increased by 5.9% from 2017 to 2018. Such increase in 2018 was a result of a tight supply of copper in 2018.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2018(1)	2017(1)	2016(1)
Display	Display panel	Gumi, Paju, Guangzhou	10,161	10,538	9,906

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for 8th generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2018	2017	2016
Display	Display panel	Gumi, Paju, Guangzhou	9,428	9,262	8,996

-	Based on glass input substrate size for 8th generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2018		Actual working hours in 2018		Average utilization ratio
Gumi	8,760	(1)	8,760	(1)	100.0%
Paju	8,760	(1)	8,760	(1)	100.0%
Guangzhou	8,760	(1)	8,760	(1)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.

C.	Investment plan

In 2018, our total capital expenditures on a cash out basis was ~~W~~7.9 trillion. In 2019, we plan to continue capital expenditures to invest in new OLED and oxide technologies and respond to increases in demand for large-sized panels.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2018	2017	2016
	Products	Display panel	Overseas(1)	22,722	25,763	24,648
			Korea(1)	1,572	1,982	1,815
			Total	24,294	27,745	26,464
	Royalty	LCD, OLED technology patent	Overseas(1)	18	20	17
			Korea(1)	—	—	—
			Total	18	20	17
Display	Others	Raw materials, components, etc.	Overseas(1)	8	11	14
			Korea(1)	17	14	10
			Total	25	25	23
	Total		Overseas(1)	22,747	25,794	24,679
			Korea(1)	1,590	1,996	1,825

			Total	24,337	27,790	26,504

(1)	Based on ship-to-party.
(2)	Sales for 2017 and 2016 were recorded based on previously applicable accounting standards of K-IFRS 1018, “Revenue.”

B.	Sales organization and sales route

•	As of December 31, 2018, each of our television, IT, mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route	Ratio
Overseas	Overseas subsidiaries	94.0%
	Headquarters	6.0%
Overseas sales portion (overseas sales / total sales)		93.5%
Korea	Overseas subsidiaries	2.5%
	Headquarters	97.5%
Korea sales portion (Korea sales / total sales)		6.5%

(1)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(2)	Sales strategy

•

As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, led the television market with our OLED and other market leading television panels, increased the proportion of sales of our differentiated television panels, such as our Ultra HD and large television panels, in our product mix and strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•

In the smartphone, commercial products (including interactive whiteboards and video wall displays), industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

(3)	Major customers

•	Customers “A” and “B” each accounted for more than 10% of our sales revenue in 2017 and 2018, and our sales revenue derived from our top ten customers comprised 77% of our total sales revenue.

(4)	Purchase orders

•	We do not have purchase order contracts that recognize unbilled revenue by implementing the cost-based method.

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by matching foreign currency inflow and outflow by currency. We also continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•

In 2018, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $780 million in Won/US dollar cross currency swap agreements with Standard Chartered Bank and others, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

We recognized a loss on valuation of derivative instruments in the amount of ~~W~~12,699 million with respect to our foreign exchange derivative instruments held during the reporting period.

B.	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2022	Patent cross-licensing of OLED related technology

9.	Research & Development

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

Items(1)		2018	2017	2016
	Material Cost	656,011	646,622	677,423
	Labor Cost	667,837	668,429	479,650
	Depreciation Expense	426,264	298,383	136,826
	Others	314,007	298,256	129,348
	Total R&D-Related Expenditures	2,064,119	1,911,690	1,423,247
	Selling & Administrative Expenses	918,512	917,645	880,794
Accounting Treatment(2)	Manufacturing Cost	772,772	786,494	220,165
	Development Cost (Intangible Assets)	372,835	207,551	322,288
	R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)	8.5%	6.9%	5.4%

(1)	Calculated based on the total R&D-related expenditures before subtracting government subsidies (state subsidies).
(2)

For accounting treatment purposes, selling & administrative expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

B.	R&D achievements

Achievements in 2016

(1)	Developed the world’s narrowest, at the time, bezel videowall product (55-inch/49-inch FHD, bezel to bezel 1.8mm)

•	Delivered 0.9mm even bezel, four-sided borderless product (bezel to bezel 1.8mm)

(2)	Developed the world’s first ultra-stretch format display product (86-inch, 58:9 screen aspect ratio)

•	Developed new display panel size and screen aspect ratio (86-inch, 58:9 screen aspect ratio)

•	Applied next-generation stain (per pixel) offset technology

(3)	Developed the world’s first ultra-large display product utilizing data single bank and GIP technology (86-inch Ultra HD)

•	Achieved cost-competitiveness by developing world’s first ultra-large display product utilizing data single bank and GIP technology

(4)	Developed the world’s first in-TOUCH monitor product (23-inch)

•	Improved touch functionality and strengthened cost-competitiveness by applying the world’s first in-TOUCH technology to monitor display products

•	Simplified customer software configuration management by providing touch total solution

(5)	Developed ultra-slim OLED television display product applying high dynamic range (65-inch, 800 nit luminance, 2.52 mm module thickness)

•	Applied high dynamic range (HDR) technology to achieve 800 nit peak luminance and improved display quality

•	Achieved module thickness of 2.52mm (without back cover) and 5.92mm (with back cover)

(6)	Developed combined 5.3-inch QHD in-TOUCH + 3D cover glass product for LG Electronics

•	Developed world class smartphone product (G5) through collaboration with other LG Group companies

•	Strengthened competitiveness of design by achieving processability and productivity for 0.4t 3D cover glass

•	Improved power consumption of AoD Mode from Self Font Generation technology and operation optimization

(7)	Developed the world’s first large-scale outdoor high luminance 3000 nit product (75-inch Ultra HD)

•	Developed the world’s first large-scale outdoor 75-inch Ultra HD, high luminance 3000 nit product

•	Achieved cost competitiveness and power consumption reduction through utilization of high transmittance M+ panel

(8)	Developed the world’s first FHD/Ultra HD multi-input Interactive Whiteboard product (75-inch Ultra HD)

•	Strengthened product competitiveness through delivery of customer FHD/Ultra HD selective input functionality

(9)	Developed 4.9mm depth Art Slim2 Ultra HD television (55-inch/65-inch Ultra HD)

•	Strengthened design competitiveness through delivery of ultra-slim product with application of Glass Light Guide Plate

(10)	Developed the world’s largest 21:9 screen aspect ratio curved monitor (37.5-inch UltraWide Quad HD (“WQHD”)+)

•	Continued pioneering of the market with the world’s largest 21:9 screen aspect ratio IPS curved monitor lineup (37.5-inch, 2300R curvature radius, 44mm curvature depth)

•	Established flagship line through application of new high definition technology (WQHD+, 3840 x 1600 resolution)

•	Improved panel transmittance and backlight bleeding through our first-time application of a Super-IPS COT panel structure to monitor models

(11)	Developed the world’s first in-TOUCH GIP/DRD notebook product (15.6-inch FHD)

•	Strengthened competitiveness through application of GIP/DRD technology to FHD-quality notebook in-TOUCH products

(12)	Developed a transparent 32-inch FHD product

•	Achieved high transmittance of transparent panel through application of RGBW(M+) panel technology

(13)	Developed the world’s first Light Absorption Polarizer (“LAP”) product (65-inch/60-inch Ultra HD)

•	Developed differentiated wide color gamut solution

(14)	Developed the world’s first UHD DRD product (50-inch UHD)

•	Utilized UHD RGBW(M+) pixel structure-based DRD technology to strengthen product competitiveness and optimize picture quality (high definition, high luminance, low energy consumption and HDR)

(15)	Developed a 5.7-inch QHD flexible display product

•	Developed a flexible display smartphone product through collaboration with other LG Group companies

•	Reduced the lower bezel size by 0.59mm and improved power consumption by applying VESA Display Stream Compression 1.1

(16)	Developed the world’s first wallpaper OLED television product (65-inch Ultra HD)

•	Achieved an ultra-slim wallpaper-style design that completely sticks to walls (65-inch, 3.9 mm hindmost thickness, 7.4 kg)

•	Achieved long-distance signal and power transmission technology for the separation of the driver circuit

Achievements in 2017

(1)	Developed 5.7-inch QHD+ full vision display (LG Electronics)

•	Developed a full vision display smartphone product (G6) through strategic collaboration with other LG Group companies

•	Applied first 18:9 screen aspect ratio with 4-corner round display

(2)	Developed mobile LTPS 30Hz product (SH 5.1-inch FHD)

•	Secured 30Hz low-frequency drive technology based on LTPS TFT-LCD

•	Reduced logic power consumption through 30Hz low-frequency drive (reduced from 96mW to 69mW on 5.1-inch FHD)

(3)	Developed and released the world’s first Crystal Sound OLED, or CSO, television product

•	Released product with a new platform concept through development of OLED panel product with integrated speakers

•	Delivered OLED television product that achieves differentiated value not only in picture quality and design, but also sound quality

(4)	Developed notebook oxide product (13.9-inch, Ultra HD)

•	Achieved high definition/narrow bezel product through application of oxide BCE GIP technology

•	Delivered low power consumption product through application of low refresh rate, or LRR, technology

(5)	Developed medical monitor product for surgical endoscope (27.0-inch, Ultra HD)

•	Newly entered the medical devices market through development and production of medical monitor product for surgical endoscope

•	Achieved high definition (3,840 x 2,160), high luminance (800 nit) and high contrast ratio (1,300:1)

•	Implemented coverglass direct bonding applying our own manufacturing processes (M6 line)

(6)	Developed the world’s first four-side borderless monitor with a resolution of 8K4K (31.5-inch 8K4K oxide)

•	Pioneered Ultra HD Premium MNT market through development of the world’s first four-side borderless monitor with a resolution of 8K4K

•	Delivered Ultra HD based on oxide GIP (280 PPI with a resolution of 7680x4320)

•	Delivered wide color gamut (Adobe RGB 100%/DCI 98%), four-side borderless

(7)	Developed the world’s largest automotive Center Information Display (“CID”) product (15.4-inch Widescreen Ultra Extended Graphics Array (“WUXGA”))

•	Developed the world’s largest auto component display in the automotive industry

•	Guaranteed the first 1000hr reliability in the automotive industry

(8)	Developed the world’s first 88-inch Ultra Stretch display product

•	Strengthened competitiveness through application of smart (digital) stepper

(9)	Developed products utilizing U-IPS (75-inch/65-inch/55-inch/49-inch, Ultra HD)

•	Utilized U-IPS technology to strengthen product competitiveness by improving panel transmittance rate and reflectivity

(10)	Developed the world’s first 65-inch UHD OLED television product utilizing GIP

•	Strengthened product competitiveness through application of the world’s first oxide based UHD GIP technology

Achievements in 2018

(1)	Developed the world’s first glass-integrated LCD television product (Art Glass Series)

•	Achieved LCD modular appearance and simplicity in design by using glass material throughout product (including the panel, light guide plate and back cover)

•	Strengthened competitiveness of frameless design by decreasing bezel size from 7.8mm to 5.9mm

(2)	Developed our first 5.8-inch Ultra HD Mobile 4K product

•	Developed our first Ultra HD mobile product

•	Achieved high luminance, low power consumption and HD resolution by applying Ultra HD RGBW (M+) pixel structure

(3)	Developed the world’s first 5.8-inch mobile FHD product applying M+

•	Our first product applying camera notch concept technology

(4)	Developed the world’s first four-side borderless curved monitor with 1900R curvature radius

•	Our first product applying glass 0.25T (etching) bezel printing/reverse bonding process technology

•	Strengthened product competitiveness with our first shared design applying three-side/four-side borderless TFT Mask

•	Achieved high-speed driving at 144Hz, high color recall (DCI 98%) and HDR (peak luminance 550nit)

(5)	Developed the world’s first 34-inch large-screen monitor/high-resolution four-sided borderless HDR

•	Pioneered HD Premium 21:9 monitor market through development of the world’s first WUHD(5K2K), four-side borderless monitor

•	Delivered Ultra HD (DCI 98Z%, sRGB 135%) by applying Adv. KSF LED PKG technology

•	Achieved high luminance (HDR 600); typ. 450 nit, maximum 600nit

(6)	Developed LGD 6.01QHD+M+ Full Screen Display (LG Electronics)

•	Developed a full screen display concept smartphone product (G7) through strategic collaboration with other LG Group companies

•	Implemented a full screen display product concept through achievement of our first 19.5:9 screen aspect ratio and lower bezel of 2.7mm

(7)	Developed the world’s narrowest bezel videowall product (0.44mm bezel, 55-inch FHD)

•	Achieved product competitiveness by developing the world’s narrowest bezel (originally 0.9mm g 0.44mm, Even Bezel)

(8)	Developed the world’s first automotive glassless 3D cluster product

•	Developed FHD glassless barrier type 3D model (12.3 inches, 167 ppi level)

•	Achieved customers’ eye-tracking movement by applying a top moving barrier panel at the top of the panel

•	Improved adhesion accuracy of image panel and barrier panel by using OCA bonding technology

•	Improved barrier contrast ratio by applying a copper-based metal barrier panel

(9)	Developed the world’s first 6th generation a-Si Indirect DXD product (21.9-inch, 14 x 17 resolution, 14 µm pixel pitches)

•	Entered the DXD market through development of the world’s first 6th generation a-Si Indirect DXD product

•	Set up infrastructure for DXD product development through the development of our first DXD product

(10)	Developed the world’s first 17-inch large-sized and lightweight notebook monitor

•	Developed large-sized (17-inch) product with a new screen aspect ratio (16:10)

•	Developed light-weight product (268g) through securing 17-inch+ Slim Design model technology

10.	Intellectual Property

As of December 31, 2018, our cumulative patent portfolio (including patents that have already expired) included a total of 40,397 patents, consisting of 17,942 in Korea and 22,455 in other countries.

11.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2018 to the Korean government in March 2019 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra  Joules)

Category	2018	2017	2016
Greenhouse gases	6,695	6,314	6,092
Energy	64,296	63,451	60,423

The increase in greenhouse gas emission in 2018 is due to the inclusion of certain other greenhouse gas emissions (N2O used in deposition facilities and CO2 in cleaning facilities) during the second planning period (2018 to 2020) that were not included during the first planning period (2015 to 2017) in the overall amount of greenhouse gas emissions in accordance with guidelines issued by the Korean government.

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities and our overseas module production plants in Nanjing, Yantai and Guangzhou, China, and with respect to our domestic panel and module production plants, we received ISO 50001 certification in December 2013 for our energy management system.

In addition, in August 2014, GP1, our newest 8th generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we were first certified by the Ministry of Environment as a “Green Company” for P1 in 1997, and such certification has since been renewed on a timely basis, most recently in May 2018. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minister of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued water conservation activities (reuse system investments, etc.) and greenhouse gas emission reduction activities (process gas and energy reduction, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. We also attained a Leadership A in the climate change information technology sector and received a carbon management honors award. Our continued efforts to reduce greenhouse gas emissions was recognized again in 2017 by becoming the only domestic information technology company to attain the Leadership A level and again receiving carbon management honors by ranking in the top five among all eligible companies. In May 2017, we were awarded a commendation from the Minister of Environment for having scored the highest grade among companies in the low- and medium-volume pollutant emitters category that had entered into voluntary agreements with the Metropolitan Air Quality Management Office, in recognition of having successfully met our voluntary targets for reduction of air pollutants as well as our overall efforts to enhance our relevant facilities and operational systems. In addition, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level certification, Level 1, in 2017 under the Factory Energy Management System evaluation presided by the Korea Energy Agency. Furthermore, in November 2017, we received the highest commendation, the Presidential Award, in the Korean Energy Efficiency Awards presided by the Ministry of Industry, Trade and Energy in recognition of our energy management practices and energy saving measures. In May 2018, we received the CEM Insight Award, presented at the Clean Energy Ministerial Meetings, and also received certification for our energy business management (Energy Champion) presided by the Ministry of Trade, Industry and Technology and the Korea Energy Agency in November 2018.

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) will be added to the six already restricted substances and the additional restrictions are scheduled to come into effect on July 22, 2019. In order to address the latent risk elements of the four phthalate substances scheduled to be restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams. Beryllium (Be) was not designated internationally as a mandatorily restricted substance but has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and received the SGS Eco Label accreditation for our OLED and LCD television models in 2017 and 2018. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction.

In December 2016, we were assessed a fine of ~~W~~0.2 million, which we subsequently paid, for failure to meet certain reporting obligations under the Industrial Safety and Health Act. To prevent such violations from occurring again, we have strengthened our monitoring process and management and employee education training initiatives.

In June 2017, we were assessed a fine of ~~W~~1 million, which we subsequently paid, for failure to meet certain waste disposal subcontractor requirements under the Waste Management Act. To prevent such violations from occurring again, we are strengthening the periodic evaluation process for our waste management subcontractors.

In June 2017, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~2.4 million. In addition, the trial court assessed a fine of ~~W~~0.5 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. In relation to the same matter, in May 2018, the Prosecutor’s Office sought a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. The trial court (Goyang Branch of Uijeongbu District Court) issued a summary order confirming the same fine of ~~W~~3.0 million on November 22, 2018. We and our chief production officer appealed the trial court’s decision, and the case is currently pending appeal at the Uijeongbu District Court. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In January 2018, we were audited by the Ministry of Employment and Labor in connection with the occurrence of another safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~14.4 million. In relation to this matter, in January 2019, the trial court (Goyang Branch of Uijeongbu District Court) assessed a fine of ~~W~~1 million as a summary order on each of us and our chief production officer pursuant to certain other provisions of the Industrial Safety and Health Act. In addition, in January 2019, the trial court sought a fine of ~~W~~4 million and ~~W~~2 million on us and the employee in charge of on-site safety management, respectively, on the basis of certain other provisions of the Industrial Safety and Health Act. Relevant authorities are currently conducting further investigations. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

Also in January 2018, the government of Gyeong-gi Province issued a warning and assessed a fine of ~~W~~1 million on us, which we subsequently paid, for the failure to comply with certain requirements relating to air pollutant emission and prevention facilities under the Air Quality Management Act. To prevent such violations from occurring again, we have shortened the air pollutant emission maintenance reporting period and strengthened the verification process for relevant data.

In February 2018, we were assessed a fine of ~~W~~0.04 million by Paju City for stopping a vehicle in front of a day care center in violation of certain provisions of the Road Traffic Law. We have since paid the fine and are in the process of strengthening our parking guidance procedures to prevent such recurrence.

In March 2018, we were audited by the Ministry of Employment and Labor in connection with our health and safety training practices, and we were found to have omitted requisite health and safety training sessions for certain employees in our P9 facilities in 2016 and 2017. As a result, we were assessed a fine of ~~W~~6.95 million, which we subsequently paid, and have strengthened our efforts to promote health and safety training programs in advance as well as our management and supervision activities to ensure such programs are conducted.

In April 2018, we were assessed a fine of ~~W~~0.24 million by Yeongdeungpo-gu Office for our failure to keep one of our rescue vehicles current with its statutory inspection requirements, which we subsequently paid. In order to prevent recurrence, we are continually monitoring the compliance of inspection requirements for our vehicles.

12.	Financial Information

A.

Financial highlights (Based on consolidated K-IFRS). Figures for 2016 and 2017 are based on previously applicable accounting standards of K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

(Unit: In millions of Won)

Description	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Current assets	8,800,127	10,473,703	10,484,186
Quick assets	6,108,924	8,123,619	8,196,401
Inventories	2,691,203	2,350,084	2,287,785
Non-current assets	24,375,583	18,685,984	14,400,150
Investments in equity accounted investees	113,989	122,507	172,683
Property, plant and equipment, net	21,600,130	16,201,960	12,031,449
Intangible assets	987,642	912,821	894,937
Other non-current assets	1,673,822	1,448,696	1,301,081
Total assets	33,175,710	29,159,687	24,884,336
Current liabilities	9,954,483	8,978,682	7,058,219
Non-current liabilities	8,334,981	5,199,495	4,363,729
Total liabilities	18,289,464	14,178,177	11,421,948
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	10,239,965	10,621,571	9,004,283
Other equity	(300,968)	(288,280)	(88,478)
Non-controlling interest	907,057	608,027	506,391
Total equity	14,886,246	14,981,510	13,462,388

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Revenue	24,336,571	27,790,216	26,504,074
Operating profit (loss)	92,891	2,461,618	1,311,416
Operating profit (loss) from continuing operations	(179,443)	1,937,052	931,508
Profit (loss) for the period	(179,443)	1,937,052	931,508
Profit (loss) attributable to:
Owners of the Company	(207,239)	1,802,756	906,713
Non-controlling interest	27,796	134,296	24,795
Basic earnings (loss) per share	(579)	5,038	2,534
Diluted earnings (loss) per share	(579)	5,038	2,534
Number of consolidated entities	22	20	19

B.	Financial highlights (Based on separate K-IFRS). Figures for 2016 and 2017 are based on previously applicable accounting standards of K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

(Unit: In millions of Won)

Description	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Current assets	6,378,339	8,381,074	8,712,575
Quick assets	4,427,184	6,698,829	7,005,592
Inventories	1,951,155	1,682,245	1,706,983
Non-current assets	20,683,767	17,028,341	13,100,175
Investments	3,602,214	2,683,941	2,656,026
Property, plant and equipment, net	14,984,564	12,487,001	8,757,973
Intangible assets	816,808	731,373	673,966
Other non-current assets	1,280,181	1,126,026	1,012,210
Total assets	27,062,106	25,409,415	21,812,750
Current liabilities	7,416,630	7,394,605	6,176,344
Non-current liabilities	6,432,895	4,185,551	3,400,959
Total liabilities	13,849,525	11,580,156	9,577,303
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	9,172,389	9,789,067	8,195,255
Other equity	0	0	0
Total equity	13,212,581	13,829,259	12,235,447

(Unit: In millions of Won, except for per share data)

Description	For year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Revenue	22,371,687	25,591,082	24,419,295
Operating profit (loss)	(472,995)	1,536,730	709,138
Operating profit (loss) from continuing operations	(442,291)	1,779,721	967,078
Profit (loss) for the period	(442,291)	1,779,721	967,078
Basic earnings (loss) per share	(1,236)	4,974	2,703
Diluted earnings (loss) per share	(1,236)	4,974	2,703

C.	Consolidated subsidiaries (as of December 31, 2018)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd. (3)	Manufacturing	China	69%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of December 31, 2018)

(1)	Consolidated subsidiaries

Company	Investment Amount (in millions)		Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$	411	September 24, 1999	100%
LG Display Japan Co., Ltd.		¥95	October 12, 1999	100%
LG Display Germany GmbH	EUR	1	November 5, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	116	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	3,020	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	511	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.	CNY	1,655	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	4	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	US$	1.1	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	CNY	116	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	1,008	April 19, 2010	100%
Nanumnuri Co., Ltd.	~~W~~	800	March 19, 2012	100%
LG Display (China) Co., Ltd.	CNY	8,232	December 27, 2012	70%
Unified Innovative Technology, LLC	US$	9	March 21, 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1.2	May 27, 2015	100%
Global OLED Technology LLC	US$	138	May 7, 2015	100%
LG Display Vietnam Haiphong Co., Ltd. (1)	US$	300	May 13, 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY	637	July 1, 2016	100%
LG Display Fund I LLC (2)	USD$	2	May 1, 2018	100%
LG Display High-Tech (China) Co., Ltd. (3)	CNY	6,517	July 11, 2018	69%
MMT (Money Market Trust) (4)	~~W~~	24,501	March 31, 2017	100%

Changes since December 31, 2017:

(1)	During the reporting period, we invested an additional ~~W~~212,600 million in LG Display Vietnam Haiphong Co., Ltd.

(2)

During the reporting period, we established LG Display Fund I LLC in Wilmington, North Carolina, U.S.A. for the purpose of investing in new emerging companies and our percentage ownership interest in LG Display Fund I LLC is 100%.

(3)

During the reporting period, we established LG Display High-Tech (China) Co., Ltd. in Guangzhou, China for the purpose of manufacturing display products, and our percentage ownership interest in LG Display High-Tech (China) Co., Ltd is 69%.

(4)

As a result of our money market trust acquisition and disposal transactions conducted during the reporting period, the amount outstanding in our money market trust accounts as of December 31, 2018 is ~~W~~24,501 million.

(2)	Equity accounted investees

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	47,823	January 2005	40%
Invenia Co., Ltd.	~~W~~	4,166	January 2001	13%
Wooree E&L Co., Ltd.(1)	~~W~~	4,746	June 2008	14%
LB Gemini New Growth Fund No. 16(2)		—	December 2009	—
YAS Co., Ltd.	~~W~~	16,308	April 2002	15%
Avatec Co., Ltd.	~~W~~	23,441	August 2000	17%
Arctic Sentinel, Inc.		—	June 2008	10%
CYNORA GmbH(3)	~~W~~	8,668	March 2003	14%
Material Science Co., Ltd.(4)	~~W~~	3,346	January 2014	10%
Nanosys Inc.(5)	~~W~~	5,491	July 2001	4%

Changes since December 31, 2017:

(1)

We recognized the difference between the book value and the recoverable amount of ~~W~~802 million as an impairment loss and classified it as finance cost due to the uncertainty of the recoverability of our equity investment in Wooree E&L Co., Ltd.

(2)

The Investment in LB Gemini New Growth Fund No. 16, in which we participated as a limited liability member, was dissolved and liquidated during the reporting period following a resolution at a general meeting. We recovered ~~W~~1,545 million in 2018 and recognized the difference from the book value of ~~W~~1,545 million as finance income.

(3)

We recognized the difference between the book value and the recoverable amount of ~~W~~11,641 million as an impairment loss and classified it as finance cost due to the uncertainty of the recoverability of our equity investment in Cynora GmbH.

(4)

In March 2018, we acquired 10,767 voting common shares of Material Science Co., Ltd. for ~~W~~4,000 million. We recognized the difference between the book value and the recoverable amount of ~~W~~671 million as an impairment loss and classified it as finance cost due to the uncertainty of the recoverability of our equity investment in Material Science Co., Ltd. As of December 31, 2018, our percentage ownership interest in Material Science Co., Ltd. was 10%, and we are entitled to appoint one director of such company.

(5)

In May 2018, we acquired 5,699,954 voting common shares of Nanosys Inc. for ~~W~~10,732 million. As of December 31, 2018, we recognized the difference between the book value and the recoverable amount of ~~W~~5,085 million as an impairment loss and classified it as financial expense due to the uncertainty of the recoverability of our equity investment in Nanosys Inc.’s investment shares. As of December 31, 2018, our percentage ownership interest in Nanosys Inc. was 4%, and we are entitled to appoint one director of such company.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2018	2017	2016
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,170 (450)(2)	1,040 (450)(2)	1,020 (440)(2)
Time required	17,269	17,909	18,291

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

None.

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

A.	Risk relating to forward-looking statements

This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements reflect our current views as of the date of this report with respect to future events and are not a guarantee of future performance or results. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors beyond our control. We have no obligation to update or correct the forward-looking statements contained in these materials subsequent to the date hereof. All forward-looking statements attributable to us in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

B.	Overview

In 2018, the display industry experienced a steep decline in panel prices during the first half of the year due to increased supply from China. Although panel prices showed signs of rebounding in the second half of the year due to increased demand by customers looking to secure sufficient inventory levels, overall profitability for the year decreased compared to the previous year.

With respect to each of our business areas:

•

Television. In this business area, we expanded our product offerings to include higher value-added products that are relatively less sensitive to downturns in market prices such as commercial display panels and ultra-large display panels. As for OLED television panels, we were able to solidify our high-end position in the market while increasing our supply output through diversifying our customer base and increasing our production efficiency, thereby turning a positive profit in the third quarter of 2018.

•

IT. By leveraging our IPS and oxide technologies, we increased the proportion of premium monitor panels and notebook panels with IPS, high definition, low power consumption and narrow bezel features in our product mix.

•

Mobile. We focused on supplying plastic OLED panels to new customers through the commencement of mass production at our E5 facility and stabilizing our production, while continuing with our research and development of next-generation products such as automotive display panels. However, costs related to early stages of plastic OLED panel production and the stabilizing of our production, coupled with a slowdown in demand in the smartphone and high-end markets, served as the main reasons for a decline in our profitability for the year.

C.	Financial condition and results of operations

(1)	Changes in Political, Economic, Social, Competitive and Regulatory Environment

Our industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our results of operations.

Display panel manufacturers are vulnerable to cyclical market conditions. Intense competition and expectations of growth in demand across the industry may cause display panel manufacturers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, as evidenced by past experiences, customers can exert strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in the panel manufacturers’ gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

From time to time, we have been affected by overcapacity in the industry relative to the general demand for display panels which, together with uncertainties in the current global economic environment, has contributed to a general decline in the average selling prices of a number of our display panel products. Our average revenue per square meter of net display area increased by 3.5% from ~~W~~645,222 in 2016 to ~~W~~667,726 in 2017, but decreased by 13.6% to ~~W~~576,817 in 2018, primarily reflecting an oversupply in the market due to commencement of mass production by new fabrication facilities of our competitors, which outpaced the increase in the overall market demand compared to the previous year.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high margin, differentiated specialty products based on newer technologies in our product mix that are tailored to our customers’ evolving needs, we also address overcapacity issues by, in the short-term, adjusting the utilization rates of our existing fabrication facilities based on our assessment of industry inventory levels and demand for our products and, in the mid- to long-term, by fine-tuning our investment strategies relating to product development and capacity growth in light of our assessment of future market conditions.

However, we cannot provide any assurance that an increase in demand, which helped to mitigate the impact of industry-wide overcapacity in the past, can be sustained in future periods. We will therefore continue to closely monitor the overcapacity issues in the industry and respond accordingly. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry are undertaken with a multiple-year time horizon based on expectations of future market trends. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-committed capacity expansion projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our gross margin. Any decline in prices may be further compounded by a seasonal weakening in demand growth for end products such as personal computer products, consumer electronics products and mobile and other application products. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins would be further limited. We cannot provide assurance that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

A global economic downturn may result in reduced demand for our products and adversely affect our profitability.

In recent years, difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have increased the uncertainty of global economic prospects in general and have adversely affected the global and Korean economies. Global economic downturns in the past have adversely affected demand for consumer products manufactured by our customers in Korea and overseas, including televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products utilizing display panels, which in turn led them to reduce or plan reductions of their production.

While global economic conditions have generally stabilized and improved in recent years, the overall prospects for the global economy remain uncertain. We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease again in the future due to such economic downturns which may adversely affect our profitability. We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global display panel industry, in particular, the display panel industry, and global economic conditions in general. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

Our industry continues to experience steady declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The average selling prices of display panels have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, technological advancements and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market, such prices decline over time, and in certain cases, very rapidly, as a result of market competition or otherwise. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if the average selling prices of our display panels decrease faster than the speed at which we are able to reduce our manufacturing costs, our gross margin would decrease and our results of operations and financial condition may be materially and adversely affected.

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The display panel industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Korea, Taiwan, China and Japan.

Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the future by other display panel manufacturers using similar display panel technologies as us. Any price erosion resulting from strong global competition or additional industry capacity may materially adversely affect our financial condition and results of operations.

In addition, consolidation within the industry in which we operate may result in increased competition as the entities emerging from such consolidation may have greater financial, manufacturing, research and development and other resources than we do, especially if such mergers or consolidations result in vertical integration and operational efficiencies. For example, in August 2016, Foxconn Technology Group, an integrated electronics contract manufacturer for end-brands, acquired a majority stake in our competitor, Sharp. Increased competition resulting from such mergers or consolidations may lead to decreased margins, which may have a material adverse effect on our financial condition and results of operations.

We and our competitors each seek to establish our own products and technologies as the industry standards. For example, in the large-sized television panel market, we currently manufacture primarily 32-inch, 43-inch, 49-inch, 55-inch and 65-inch television panels and utilize white RGB, or WRGB, technology for our organic light-emitting diode, or OLED, television panels. Other display panel manufacturers produce competing large-sized television panels in slightly different dimensions and utilize competing display panel technologies. If our competitors’ panels or the technologies they adopt become the market standard, we may lose market share and may not realize the expected return on our investments in the technologies we utilize in our display panels, which may have a material adverse effect on our financial condition and results of operations.

Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, our relationship with customers, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to maintain a competitive advantage with respect to all these factors and, as a result, we may be unable to sustain our current market position.

Our operating results fluctuate from period to period, so you should not rely on period-to-period comparisons to predict our future performance.

Our industry is affected by market conditions that are often outside the control of manufacturers. Our results of operations may fluctuate significantly from period to period due to a number of factors, including seasonal variations in consumer demand, capacity ramp-up by competitors, industry-wide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer, any of which may or may not reflect a continued trend from one period to the next. As a result of these factors and other risks discussed in this section, you should not rely on period-to-period comparisons to predict our future performance.

Our financial condition may be adversely affected if we cannot introduce new products to adapt to rapidly evolving customer needs on a timely basis.

Our success will depend greatly on our ability to respond quickly to rapidly evolving customer requirements and to develop and efficiently manufacture new and differentiated products in anticipation of future demand. A failure or delay on our part to develop and efficiently manufacture products of such quality and technical specifications that meet our customers’ evolving needs may adversely affect our business.

Close cooperation with our customers to gain insights into their product needs and to understand general trends in the end-product market is a key component of our strategy to produce successful products. In addition, when developing new products, we often work closely with equipment suppliers to design equipment that will make our production processes for such new products more efficient. If we are unable to work together with our customers and equipment suppliers, or to sufficiently understand their respective needs and capabilities or general market trends, we may not be able to introduce or efficiently manufacture new products in a timely manner, which may have a material adverse effect on our financial situation.

In addition, product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the display panel market. This is in part due to trends in consumer electronics and other markets, such as televisions, tablet computers and mobile devices, where the growth in demand is led by end products employing newer technologies with specifications tailored to deliver enhanced performance, convenience and user experience in a cost-efficient and timely manner. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, including our ultra-large and ultra-thin OLED television and public display panels, OLED television panels with built-in sound systems, dual-sided and vertical tiling OLED display panels, flexible OLED smartphone and smartwatch panels, display panels utilizing ultra-high definition, or Ultra HD, technologies, and Advanced High-Performance In-Place Switching, or AH-IPS, panels for tablet computers, mobile devices, notebook computers and desktop monitors. We have also focused our efforts on cost reductions in the production process, in particular of panels with newer technologies, such as OLED, in order to improve or maintain our profit margins while offering competitive prices to our customers.

We have developed differentiated sales and marketing strategies to promote our panels for differentiated specialty products as part of our strategy to grow our operations to meet increasing demand for new applications in consumer electronics and other markets. However, we cannot provide assurance that the differentiated products we develop and market will be responsive to our end customers’ needs nor that our products will be successfully incorporated into end products or new applications that lead market growth in consumer electronics or other markets.

Problems with product quality, including defects, in our products could result in a decrease in customers and sales, unexpected expenses and loss of market share.

Our products are manufactured using advanced, and often new, technology and must meet stringent quality requirements. Products manufactured using advanced and new technology, such as ours, may contain undetected errors or defects, especially when first introduced. For example, our latest display panels may contain defects that are not detected until after they are shipped or installed because we cannot test for all possible scenarios. Such defects could cause us to incur significant re-designing costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, future product failures could cause us to incur substantial expense to repair or replace defective products.

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products, which covers defective products and is normally valid for a certain period from the date of purchase. The warranty provision is largely based on historical and anticipated rates of warranty claims, and therefore we cannot provide assurance that the provision would be sufficient to cover any surge in future warranty expenses that significantly exceed historical and anticipated rates of warranty claims. In addition, if we deliver products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Widespread product failures may damage our market reputation and reduce our market share and cause our sales to decline.

If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•

adverse conditions in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, as well as increased uncertainties related to Brexit;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	the economic impact of any pending or future free trade agreements or changes in existing free trade agreements;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

•

a decrease in tax revenue coupled with a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that would lead to an increased Korean government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world (such as the Middle East Respiratory Syndrome outbreak in Korea in 2015);

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•

the continued growth of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing bases from Korea to China);

•	political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

(2)	Results of operations

In 2018, the display industry generally continued to face a challenging market environment due to a decrease in panel prices caused by increased competition.

By business area:

•

Television. Through diversification of customers for our OLED panels and solidification of our market position with respect to high-end products, we were able to generate a positive profit in the second half of the year.

•	IT. We continued to shift our product mix towards higher value-added products by focusing on the premium IT market utilizing the competitive strength of our IPS and oxide technologies.

•

Mobile and Automotive. We focused on plastic OLED technology and the stabilizing of our production while also proceeding with our preparation for future businesses through our investment in the E6 facility, thereby laying the foundation to achieve results through the upcoming expansion of our OLED panel business.

Despite difficult market conditions, we are thoroughly preparing for the future and are in the process of shifting our business focus to OLED panels. While our profitability declined compared to the previous year due to costs incurred during the early stages of mass production of plastic OLED panels, they were caused by costs related to our preparation for the future, including next-generation products such as automotive display panels.

(Unit: In millions of Won)

Description	2018	2017	Changes
			Amount	Percentage
Revenue	24,336,571	27,790,216	(3,453,645)	(12.4)%
Operating profit	92,891	2,461,618	(2,368,727)	(96.2)%
Profit (loss) before income tax	(91,366)	2,332,632	(2,423,998)	(103.9)%
Profit (loss) for the period	(179,443)	1,937,052	(2,116,495)	(109.3)%

(a)	Revenue and cost of sales

Our revenue decreased by 12.4% compared to 2017 due to the effects of an increased supply level from China. Our cost of sales as a percentage of revenue increased by 6.6 percentage points from 80.7% in 2017 to 87.3% in 2018, reflecting cost increases during the early stages of our preparation for increased offerings of high value-added products in anticipation of the further intensifying of competition in the display panel industry, as well as an increase in fixed costs (such as depreciation and amortization expenses).

(Unit: In millions of Won, except percentages)

Description	2018	2017	Changes
			Amount	Percentage
Revenue	24,336,571	27,790,216	(3,453,645)	(12.4)%
Cost of sales	21,251,305	22,424,661	(1,173,356)	(5.2)%
Gross profit	3,085,266	5,365,555	(2,280,289)	(42.5)%
Cost of sales as a percentage of sales	87.3%	80.7%	6.6%	—

(b)	Sales by category

Revenue attributable to sales of panels exhibited varying trends by product category according to changes in product mix, customers and market conditions.

Categories	2018	2017	Difference
Panels for televisions	40.0%	42.2%	(2.2)%
Panels for desktop monitors	16.6%	15.8%	0.8%
Panels for notebook computers	11.7%	8.1%	3.6%
Panels for tablet computers	8.2%	8.5%	(0.3)%
Panels for mobile applications and others	23.6%	25.4%	(1.8)%

(c)	Production capacity

Our annual production capacity increased by approximately 2% in 2018 compared to 2017, in large part due to an expansion of our OLED panel production capacity and increased efficiency of our fabrication facility in China.

(3)	Financial condition

Our current assets amounted to ~~W~~8,800 billion as of December 31, 2018, representing a decrease of ~~W~~1,674 billion from the end of the previous year, and our non-current assets amounted to ~~W~~24,376 billion as of December 31, 2018, representing an increase of ~~W~~5,690 billion from the end of the previous year. Our current liabilities amounted to ~~W~~9,954 billion as of December 31, 2018, representing an increase of ~~W~~976 billion from the end of the previous year, and our non-current liabilities amounted to ~~W~~8,335 billion as of December 31, 2018, representing an increase of ~~W~~3,135 billion from the end of the previous year. Our total equity decreased by ~~W~~95 billion to ~~W~~14,886 billion as of December 31, 2018 from the end of the previous year, which mainly reflected the net loss for the period and effects of dividends paid.

(Unit: In millions of Won)

Description	2018	2017	Changes
			Amount	Percentage
Current assets	8,800,127	10,473,703	(1,673,576)	(16.0)%
Non-current assets	24,375,583	18,685,984	5,689,599	30.4%
Total assets	33,175,710	29,159,687	4,016,023	13.8%
Current liabilities	9,954,483	8,978,682	975,801	10.9%
Non-current liabilities	8,334,981	5,199,495	3,135,486	60.3%
Total liabilities	18,289,464	14,178,177	4,111,287	29.0%
Share capital	1,789,079	1,789,079	—	0.0%
Share premium	2,251,113	2,251,113	—	0.0%
Retained earnings	10,239,965	10,621,571	(381,606)	(3.6)%
Reserves	(300,968)	(288,280)	(12,688)	4.4%
Non-controlling interest	907,057	608,027	299,030	49.2%
Total equity	14,886,246	14,981,510	(95,264)	(0.6)%
Total liabilities and equity	33,175,710	29,159,687	4,016,023	13.8%

Due in part to increases in the proportion of high value added panels in our product mix, our inventory increased by ~~W~~341 billion from the end of the previous year to ~~W~~2,691 billion as of December 31, 2018.

Trade accounts and notes receivable as of December 31, 2018 was ~~W~~2,829 billion, a decrease of ~~W~~1,496 billion from net trade accounts and notes receivable as of December 31, 2017, mostly reflecting an increase in sale of our trade accounts and notes receivable.

The book value of our total tangible assets as of December 31, 2018 was ~~W~~21,600 billion, an increase of ~~W~~5,398 billion from the book value of our total tangible assets as of December 31, 2017. The increase was due to our continued investment in increasing our production capacity, which outpaced the negative effect of depreciation of our production facilities.

Trade accounts and notes payable as of December 31, 2018 was ~~W~~3,088 billion, an increase of ~~W~~212 billion from trade accounts and notes payable as of December 31, 2017, mainly due to foreign exchange effects and an increase in our purchases.

Other accounts payable as of December 31, 2018 was ~~W~~3,567 billion, an increase of ~~W~~397 billion from other accounts payable as of December 31, 2017, primarily due to large-scale investments in production facilities for OLED television and plastic OLED panels and new production facilities in China.

(4)	Dependence on Key Customers

We sell our products to a select group of key customers, including our largest shareholder, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for approximately 82% of our sales in 2016, 81% in 2017 and 77% in 2018.

We benefit from the strong collaborative relationships we maintain with our end-brand customers by participating in the development of their products and gaining insights about levels of future demand for our products and other industry trends. Customers look to us for a dependable supply of quality products, even during downturns in the industry, and we benefit from the brand recognition of our customers’ end products. The loss of these end-brand customers, as a result of their entering into strategic supplier arrangements with our competitors or otherwise, would thus result not only in reduced sales, but also in the loss of these benefits. We cannot provide assurance that a select group of key end-brand customers, including our largest shareholder, will continue to place orders with us in the future at the same levels as in prior periods, or at all.

We expect that we will continue to be dependent upon LG Electronics and its affiliates for a significant portion of our revenue for the foreseeable future. Our results of operations and financial condition could therefore be affected by the overall performance of LG Electronics and its affiliates.

Our revenue depends on continuing demand for televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers who use our products in televisions, notebook computers, desktop monitors, tablet computers and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 38.2%, 42.2% and 40.0% of our total revenue in 2016, 2017 and 2018, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their notebook computers, which accounted for 9.0%, 8.1% and 11.7% of our total revenue in 2016, 2017 and 2018, respectively, those who use our panels in their desktop monitors, which accounted for 15.2%, 15.8% and 16.6% of our total revenue in 2016, 2017 and 2018, respectively, those who use our panels in their tablet computers, which accounted for 10.2%, 8.5% and 8.2% of our total revenue in 2016, 2017 and 2018, respectively, and those who use our panels in their mobile and other applications, which accounted for 27.2%, 25.3% and 23.4% of our total revenue in 2016, 2017 and 2018, respectively. Although the degree to which our total sales are dependent on sales of television panels has fluctuated in recent years, television panels remain our largest product category in terms of revenue and we will therefore continue to be dependent on continuing demand from the television industry. In addition, we will continue to be dependent on continuing demand from the personal computer industry, the tablet computer industry and the mobile device industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

(5)	Changes in Manufacturing Costs and Difficulties in Securing Supply of Raw Material

If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.

The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize a higher gross margin. However, due to any number of reasons, including fluctuating demand for our products or overcapacity in the display industry, we may need to reduce production, resulting in lower-than-optimal capacity utilization rates. As such, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future nor can we provide assurance that we will not reduce our utilization rates in the future as market and industry conditions change.

Limited availability of raw materials, components and manufacturing equipment could materially and adversely affect our business, results of operations or financial condition.

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our raw material and component costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components, such as glass substrates, driver integrated circuits, polarizers and color filters used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products and hole transport materials and emission materials used in our OLED products, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the display industry or our dependence on a limited number of suppliers. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

Furthermore, we may be limited in our ability to pass on increases in the cost of raw materials and components to our customers. We do not typically enter into binding long-term contracts with our customers, and even in those cases where we do enter into long-term agreements with certain of our major end-brand customers, the price terms are contained in the purchase orders. Except under certain special circumstances, the price terms in the purchase orders are not subject to change. Prices for our products are generally determined through negotiations with our customers, based generally on the complexity of the product specifications and the labor and technology involved in the design or production processes. However, if we become subject to any significant increase in the cost of raw materials or components that were not anticipated when negotiating the price terms after the purchase orders have been placed, we may be unable to pass on such cost increases to our customers.

We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors. The unavailability of equipment, delays in the delivery of equipment, or the delivery of equipment that does not meet our specifications, could delay implementation of our expansion plans and impair our ability to meet customer orders. This could result in a loss of revenue and cause financial stress on our operations.

(6)	Intangible Assets, Including Intellectual Property, and Research and Development Activities

Our business relies on our patent rights which may be narrowed in scope or found to be invalid or otherwise unenforceable.

Our success will depend, to a significant extent, on our ability to obtain and enforce our patent rights both in Korea and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in Korea or abroad. Consequently, we cannot provide assurance that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because patent applications in certain countries generally are not published until more than 18 months after they are first filed, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were, or any of our licensors was, the first creator of inventions covered by pending patent applications, that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications, or that we were, or any of our licensors was, the first to file patent applications on such inventions.

Furthermore, pending patent applications or patents already issued to us or our licensors may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re-examination, reissue or interference proceedings and the result of these proceedings could be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, depending on the jurisdiction, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects.

We believe that developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to obtain international protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. However, we cannot assure you that the measures we are taking will effectively deter competitors from improper use of our proprietary technologies. Our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by our competitors.

Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

We rely on technology provided by third parties and our business will suffer if we are unable to renew our licensing arrangements with them.

From time to time, we have obtained licenses for patent, copyright, trademark and other intellectual property rights to process and device technologies used in the production of our display panels. We have entered into key licensing arrangements with third parties, for which we have made, and continue to make, periodic license fee payments. In addition, we also have cross-license agreements with certain other third parties. These agreements terminate upon the expiration of the respective terms of the patents.

If we are unable to renew our technology licensing arrangements on acceptable terms, we may lose the legal protection to use certain of the processes we employ to manufacture our products and be prohibited from using those processes, which may prevent us from manufacturing and selling certain of our products, including our key products. In addition, we could be at a disadvantage if our competitors obtain licenses for protected technologies on more favorable terms than we do.

In the future, we may also need to obtain additional patent licenses for new or existing technologies. We cannot provide assurance that these license agreements can be obtained or renewed on acceptable terms or at all, and if not, our business and operating results could be adversely affected.

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the display panel industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could negatively affect our business.

We also rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot provide assurance that these types of agreements will be fully enforceable, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any such breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Furthermore, others may acquire or independently develop similar technology, or if patents are not issued with respect to technologies arising from our research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the display panel industry.

We have designated R&D organizations for our research and development activities.

Our research organization consists of the LGD research center and designated departments, all of which are overseen by our chief technology officer. The LGD research center conducts research on differentiated, next-generation and basic infrastructure technology, while our designated departments enhance our competitiveness by conducting research that is geared toward future product development. Our development organization comprises of departments and centers dedicated to the development of a wide range of television, information technology and mobile products, including product-specific circuits, instrument/optics and panel design.

Our research and development related expenditures amounted to ~~W~~2,064 billion in 2018, an increase of ~~W~~152 billion from 2017. This increase is mainly due to the additional research and development activities in new products and technologies for large-sized OLED and plastic OLED panels, for which we expect to continue investing in the future.

Our intangible assets increased by ~~W~~75 billion in 2018 compared to the previous year.

(7)	Sensitivity to Exchange Rates and Inflation

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Korean Won and the U.S. dollar and between the Korean Won and the Japanese Yen. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our expenditures on capital equipment are denominated principally in Korean Won. In 2018, 94.3% of our sales were denominated in U.S. dollars. During the same period, 85.6% of our purchases of raw materials and components were denominated in U.S. dollars and 10.2% in Japanese Yen. In addition, 48.9% of our equipment purchases and construction costs were denominated in Korean Won, 23.5% in U.S. dollars, 18.2% in Chinese Renminbi and 6.2% in Japanese Yen.

Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won as well as between the Japanese Yen and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Japanese Yen increases the Korean Won cost of our Japanese Yen denominated purchases of raw materials and components and, to the extent we have any debt denominated in Japanese Yen, our cost in Korean Won of servicing such debt, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

D.	Liquidity and capital resources

(1)	Liquidity

Our main source for the procurement of funds include operations and financing activities. As of December 31, 2017 and 2018, our cash and cash equivalents amounted to ~~W~~2,603 billion and ~~W~~2,365 billion, respectively, and short-term deposits in banks amounted to ~~W~~758 billion and ~~W~~78 billion, respectively. Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2019 to be primarily for capital expenditures and repayment of maturing debt.

The details of the consolidated cash and cash equivalents, deposits in banks and other financial assets as of December 31, 2017 and 2018 are as follows:

(Unit: in millions of won)

Description	2018	2017
Current assets
Cash and cash equivalents
Demand deposits	2,365,022	2,602,560
Deposits in banks
Time deposits	4,318	685,238
Restricted cash (1)	74,082	72,840
Derivative assets (2)	13,059	—
Government bonds	106	6
Deposits	17,020	10,480
Short-term loans	16,116	16,766

Total current assets	2,489,723	3,387,890

Non-current assets
Deposits in banks
Restricted cash (1)	11	11
Financial assets at fair value through profit or loss	—	1,552
Equity securities	13,681	4,980
Convertible bonds	1,327	—
Government bonds	55	156
Deposits	74,103	19,898
Long-term loans	55,048	32,408
Derivatives (3)	—	842

Total non-current assets	144,253	59,847

Total	2,633,948	3,447,737

(1)	Restricted cash includes mutual growth fund to aid LG Group’s suppliers, pledge to enforce investment plans following receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.
(2)	Represent exchange rate swap contracts related to foreign currency denominated borrowings.
(3)	Represent interest rate swap contracts related to borrowings with variable interest rates.

(Unit: in millions of won)

Description	2018	2017	Changes
			Amount	Percentage
Current assets	8,800,127	10,473,703	(1,673,576)	(16.0)%
Current liabilities	9,954,483	8,978,682	975,801	10.9%
Net current assets	(1,154,356)	1,495,021	(2,649,377)	(177.2)%

As of December 31, 2017, our current assets and current liabilities amounted to ~~W~~10,474 billion and ~~W~~8,979 billion, respectively, resulting in net current assets of ~~W~~1,495 billion. As of December 31, 2018, our current assets and current liabilities amounted to ~~W~~8,800 billion and ~~W~~9,954 billion, respectively, resulting in net current liabilities of ~~W~~1,154 billion. The decrease in net current assets as of December 31, 2018 compared to December 31, 2017 was a temporary effect, primarily due to increased current liabilities resulting from issuances of corporate bonds and loans to finance investments and an increase in sale of trade accounts and notes receivable.

(2)	Financial liabilities and capital resources

We need to observe certain financial and other covenants under the terms of our debt obligations, the failure to comply with which would put us in default under such debt obligations.

We are subject to financial and other covenants, including maintenance of credit ratings and debt-to-equity ratios, under certain of our debt obligations. The documentation for such debt also contains negative pledge provisions limiting our ability to provide liens on our assets as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

If we breach the financial or other covenants contained in the documentation governing our debt obligations, our financial condition will be adversely affected to the extent we are not able to cure such breaches, obtain a waiver from the relevant lenders or debtholders or repay the relevant debt.

As of December 31, 2017 and 2018, no short-term borrowings were outstanding.

As of December 31, 2018, we had agreements with several banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,670 million in connection with our export sales transactions, and our subsidiaries also have various such arrangements.

As of December 31, 2018, our long-term borrowings, including the current portion of long-term debt and the discount on bonds, amounted to ~~W~~8,585 billion, which mainly consist of bonds denominated in Won of ~~W~~1,773 billion, long-term debt denominated in foreign currencies of ~~W~~2,532 billion and long-term debt denominated in Won of ~~W~~2,701 billion.

Some of our long-term borrowings may include covenants with acceleration rights. If an event of default occurs from failure to comply with the agreed financial ratios or cross-default occurs as a result of a breach of other debt obligations, the principal amount and interest may be subject to early repayment. As of December 31, 2018, we have complied with applicable financial and other covenants contained in the documentation governing our debt obligations.

Our financial liabilities and capital resources are as follows:

(a)	Financial liabilities

Our financial liabilities amounted to ~~W~~8,585 billion in 2018, representing an increase of ~~W~~2,981 billion from 2017.

(Unit: in millions of won)

Description	2018	2017
Current financial liabilities	1,553,907	1,452,926
Non-current financial liabilities
Won denominated borrowings	2,700,608	1,251,258
Foreign currency denominated borrowings	2,531,663	1,392,931
Bonds	1,772,599	1,506,003
Derivatives(*)	25,758	—

Sub-total	7,030,628	4,150,192

Total	8,584,535	5,603,118

(*)	Represents interest rate swap contracts related to borrowings with variable interest rates.

(b)	Capital resources

Set forth below are the details of our procurement of funds as of December 31, 2018.

(Unit: In millions of Won or millions of other currency)

Categories	Interest rate as of December 31, 2018 (%)	2018	2017
Long-term debt denominated in Won	2.75	1,259	1,922
	—	—	200,000
	CD interest rate (91 days) + 0.64, 2.43~3.25	2,850,000	1,250,000
	Less: current portion	(150,651)	(200,664)

	Total	2,700,608	1,251,258

Long-term debt denominated in foreign currencies	3-month LIBOR + 0.75~1.70	955,975	755,337
	US$: 3-month LIBOR + 0.80~2.00 / CNY: PBOC * (0.90~1.05)	2,419,286 (US$2,262, CNY5,198)	1,385,097 (US$1,500, CNY3,263)
	Less: current portion	(843,598)	(747,503)

	Total	2,531,663	1,392,931

Bonds denominated in Won	1.80~3.45	1,900,000	2,015,000
	3.25~4.25	110,000	—
	Less: original issue discount	(3,949)	(4,238)
	Less: current portion	(559,658)	(504,759)

	Total	1,446,393	1,506,003

Bonds denominated in foreign currencies	3.88	335,430 (US$300)	—
	Less: original issue discount	(9,224)	—

	Total	326,206	—

Set forth below are the cash flows on our borrowings by maturity.

(Unit: In millions of Won or millions of other currency)

Categories	Book value	Contractual cash flows
		Total	Within 6 months	6~12 months	1~2 years	2~5 years	Over 5 years
Secured borrowings	268,093	268,190	268,190	—	—	—	—
Unsecured borrowings	5,958,427	6,588,502	565,832	356,688	973,297	4,169,682	523,003
Unsecured bonds	2,332,257	2,537,553	291,738	328,400	456,990	1,320,248	140,177

Total	8,558,777	9,394,245	1,125,760	685,088	1,430,287	5,489,930	663,180

(3)	Cash usage

Our management constantly monitors our working capital, and we have historically been able to satisfy our cash requirements from cash flows from operations and debt financing. We believe that we have sufficient working capital for our present requirements. In 2018, we issued Won denominated bonds in the aggregate amount of ~~W~~854 billion, primarily to fund our capital expenditures and refinance our existing borrowings.

Our ability to satisfy our cash requirements from cash flows from operations and financing activities will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by several factors outside of our control. Therefore, we re-evaluate our capital requirements regularly in light of our cash flows from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flows from our operations to meet our capital requirements, we may rely on other financing activities, such as external long-term borrowings and securities offerings, including the issuance of equity, equity-linked and other debt securities.

Our net cash from operating activities amounted to ~~W~~6,764 billion in 2017 and ~~W~~4,484 billion in 2018. The decrease in net cash provided by operating activities in 2018 compared to 2017 was mainly due to changes in net profit.

Our net cash used in investing activities amounted to ~~W~~6,481 billion in 2017 and ~~W~~7,675 billion in 2018. Net cash used in investing activities primarily reflected the expansion and conversion of our existing production facilities and construction of our new facilities. These cash outflows from capital expenditures amounted to ~~W~~6,592 billion in 2017 and ~~W~~7,942 billion in 2018. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings.

We currently expect that, in 2018, our total capital expenditures on a cash out basis will be at a similar level compared to 2018, primarily to fund the expansion of our panel production capacities for large-sized and small- and medium-sized OLED panels, including the construction of a next generation fabrication facility. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties. We review the amount of our capital expenditures and may make adjustments from time to time based on cash flows from operations, the progress of our expansion plans and market conditions.

Our net cash provided by financing activities amounted to ~~W~~862 billion in 2017 and ~~W~~2,953 billion in 2018. The net cash provided by financing activities in 2017 and 2018 reflect primarily an increase in long-term borrowings.

In 2018, our total capital expenditures on a cash out basis was ~~W~~7.9 trillion. In 2017, we announced an investment plan of approximately ~~W~~20 trillion by 2020 for the development of OLED as our future growth engine. As part of this plan, in 2017 and 2018, we made capital expenditures in connection with OLED, including large-sized OLED and plastic OLED, and our capital expenditures on a cash out basis increased by approximately ~~W~~1.3 trillion compared to 2017.

(Unit: In millions of Won)

Description	2018	2017	Changes
Net cash provided by operating activities	4,484,123	6,764,201	(2,280,078)
Net cash used in investing activities	(7,675,339)	(6,481,072)	(1,194,267)
Net cash provided by financing activities	2,952,919	862,242	2,090,677
Cash and cash equivalents at December 31,	2,365,022	2,602,560	(237,538)

15.	Board of Directors

A.	Members of the board of directors

As of December 31, 2018, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of December 31, 2018)

Name	Position	Primary responsibility
Sang Beom Han(1)	Representative Director (non-outside), Chief Executive Officer and Vice Chairman	Chairman of the board of directors
Sang Don Kim(2)	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Hyun-Hwoi Ha(3)	Director (non-standing)	Related to the overall management
Joon Park(4)	Outside Director	Related to the overall management
Sung-Sik Hwang(5)	Outside Director	Related to the overall management
Kun Tai Han(6)	Outside Director	Related to the overall management
Byoung Ho Lee(7)	Outside Director	Related to the overall management

(1)	Sang Beom Han was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 15, 2018.
(2)	Sang Don Kim retired as his term expired at the annual general meeting of shareholders held on March 15, 2019.
(3)	Hyun-Hwoi Ha resigned from his position as a non-standing director on March 14, 2019.
(4)	Joon Park retired as his term expired at the general meeting of shareholders on March 15, 2019.
(5)

Sung-Sik Hwang was reappointed for another term as an outside director at the annual general meeting of shareholders held on March 15, 2018. Mr. Hwang is also an outside director of Kyobo Life Insurance Co., Ltd.

(6)	Kun Tai Han is also the chief executive officer of Hans Consulting.
(7)	Byoung Ho Lee was appointed as an outside director at the annual general meeting of shareholders held on March 15, 2018.

As of the date of this report, our board of directors consists of two non-outside directors, one non-standing director and four outside directors.

(As of the date of this report)

Name	Position	Primary responsibility
Sang Beom Han	Representative Director (non-outside), Chief Executive Officer and Vice Chairman	Overall head of business management
Donghee Suh(1)	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Young-Soo Kwon(1)	Director (non-standing)	Related to the overall management
Sung-Sik Hwang	Outside Director	Related to the overall management
Kun Tai Han(2)	Outside Director	Related to the overall management
Byung Ho Lee	Outside Director	Related to the overall management
Chang-Yang Lee(1)	Outside Director	Related to the overall management

(1)	Each of Donghee Suh, Young-Soo Kwon and Chang-Yang Lee was newly appointed at the annual general meeting of shareholders held on March 15, 2019.
(2)	Kun Tai Han was reappointed for another term as an outside director at the annual general meeting of shareholders held on March 15, 2019.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee. The Management Committee consists of two non-outside directors, Sang Beom Han and Sang Don Kim. As of December 31, 2018, the composition of the Audit Committee and the Outside Director Nomination Committee was as follows.

(As of December 31, 2018)

Committee	Composition	Member
Audit Committee	3 outside directors	Sung-Sik Hwang(1), Joon Park(2), Kun Tai Han(3)
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Hyun-Hwoi Ha, Joon Park, Sung-Sik Hwang

(1)	Sung-Sik Hwang is the audit committee chairman.
(2)	Joon Park retired as his term expired at the general meeting of shareholders on March 15, 2019.
(3)	Kun Tai Han was reappointed as a member of the audit committee of the board of directors at the annual general meeting of shareholders held on March 15, 2019.

As of March 15, 2019, the composition of the Outside Director Nomination Committee was as follows.

(As of March 15, 2019)

Committee	Composition	Member
Outside Director Nomination Committee(1)	1 non-standing director and 2 outside directors	Young-Soo Kwon, Kun Tai Han, Byung Ho Lee

(1)	Each of Young-Soo Kwon, Kun Tai Han, Byung Ho Lee was appointed as a member of the outside director nomination committee of the board of directors by the board of directors on March 15, 2019.

As of the date of this report, the composition of the Audit Committee is as follows.

(As of the date of this report)

Committee	Composition	Member
Audit Committee	3 outside directors	Sung-Sik Hwang(1), Kun Tai Han, Chang-Yang Lee(2)

(1)	Sung-Sik Hwang is the audit committee chairman. He was reappointed for another term as an Audit Committee member at the annual general meeting of shareholders held on March 15, 2018.
(2)	Chang-Yang Lee was newly appointed as an audit committee member at the annual general meeting of shareholders held on March 15, 2019.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of December 31, 2018): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of December, 2018): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of December 31, 2018:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.9%
Sang Beom Han	Officer of member company	48,355	0.0%
Sang Don Kim	Officer of member company	6,000	0.0%
Gi Ryun Jeong	Relative of LG Corp.’s largest shareholder	400	0.0%
Young Soon Hong	Relative of LG Corp.’s largest shareholder	400	0.0%

(2)	Shareholders who are known to us that own 5% or more of our shares as of December 31, 2018:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.9%
National Pension Service	25,582,616	7.2%

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2018

(Unit: person, in millions of Won)

Classification	No. of directors(1)	Amount paid(2)		Per capita average remuneration paid(3)
Non-outside directors	3	3,475		1,158
Outside directors who are not audit committee members	1	85		85
Outside directors who are audit committee members	3	234		78

Total	7	3,794	(4)	542

(1)	Number of directors as at December 31, 2018.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the year ended December 31, 2018.
(4)

As Jin Jang resigned from his position as an outside director on March 14, 2018 and Byoung Ho Lee was newly appointed as an outside director at the annual general meeting of shareholders held on March 15, 2018, the total amount paid includes remuneration paid to both Mr. Jang and Mr. Lee.

(2)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2018

(Unit: in millions of Won)

Name	Position	Total remuneration(1)	Payment not included in total remuneration
Sang Beom Han	Representative Director	2,812	—
Sang Don Kim(2)	Director	663	—

(1)	Total remuneration includes incentive payments awarded for previous year’s business performance.
(2)	As Sang Don Kim transferred to a member company of the LG Group on December 19, 2018, the total amount paid includes remuneration for eleven months.

•	Method of calculation

Name	Method of calculation
Sang Beom Han

Total remuneration

•  ~~W~~2,812 million (consisting of ~~W~~1,492 million in salary and ~~W~~1,320 million in bonus).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~67 million between January and March and ~~W~~70 million between April and December were made.

•  Monthly payments of ~~W~~53 million between January and March and ~~W~~56 million between April and December were made in consideration of the importance and primary responsibilities of the job.

Bonus

•  Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•  Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

•  Financial indicators: Revenue increased from ~~W~~26,504 billion in 2016 and ~~W~~27,790 billion in 2017, and operating profit increased by ~~W~~1,151 billion from ~~W~~1,311 billion in 2016 to ~~W~~2,462 billion in 2017.

•  Non-financial indicators: We have maintained our industry-leading technological position through continued introduction of new technologies and products; we are solidly implementing a successful shift in our OLED business through stable production of OLED television panels and building foundations for plastic OLED; we have strengthened our market position; and Mr. Han has demonstrated his leadership in achieving our target performance levels.

•  In consideration of such factors, Mr. Han was paid a total of ~~W~~1,320 million in bonus.

Sang Don Kim

Total remuneration

•  ~~W~~663 million (consisting of ~~W~~441 million in salary and ~~W~~222 million in bonus).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~32 million between January and March and ~~W~~34 million between April and November were made.

•  Monthly payments of ~~W~~7 million between January and November were made in consideration of the importance and primary responsibilities of the job.

Bonus

•  Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•  Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

•  Financial indicators: Revenue increased from ~~W~~26,504 billion in 2016 and ~~W~~27,790 billion in 2017, and operating profit increased by ~~W~~1,151 billion from ~~W~~1,311 billion in 2016 to ~~W~~2,462 billion in 2017.

•  Non-financial indictors: We have maintained our industry-leading technological position through continued introduction of new technologies and products; we are solidly implementing a successful shift in our OLED business through stable production of OLED television panels and building foundations for plastic OLED; we have strengthened our market position; and Mr. Kim has demonstrated his leadership in achieving our target performance levels.

•  In consideration of such factors, Mr. Kim was paid a total of ~~W~~222 million in bonus.

(3)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

•	Individual remuneration amount

(Unit: in millions of Won)

Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	Chief Executive Officer	2,812	—
Yong Kee Hwang	President	1,337	—
In Byeong Kang	Vice President	791
Sang Deok Yeo	Advisor	4,155	—
Byung Chul Ahn	Outside Advisor	1,418	—

•	Method of calculation

Name	Method of calculation
Sang Beom Han

Total remuneration

•  ~~W~~2,812 million (consisting of ~~W~~1,492 million in salary and ~~W~~1,320 million in bonus).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~67 million between January and March and ~~W~~70 million between April and December were made.

•  Monthly payments of ~~W~~53 million between January and March and ~~W~~56 million between April and December were made in consideration of the importance and primary responsibilities of the job.

Bonus

•   Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•   Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

•  Financial indicators: Revenue increased from ~~W~~26,504 billion in 2016 and ~~W~~27,790 billion in 2017, and operating profit increased by ~~W~~1,151 billion from ~~W~~1,311 billion in 2016 to ~~W~~2,462 billion in 2017.

•  Non-financial indicators: We have maintained our industry-leading technological position through continued introduction of new technologies and products; we are solidly implementing a successful shift in our OLED business through stable production of OLED television panels and building foundations for plastic OLED; we have strengthened our market position; and Mr. Han has demonstrated his leadership in achieving our target performance levels.

•  In consideration of such factors, Mr. Han was paid a total of ~~W~~1,320 million in bonus.

Yong Kee Hwang(1)

Total remuneration

•  ~~W~~1,337 million (consisting of ~~W~~1,021 million in salary and ~~W~~316 million in bonus).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~57 million between January and March and ~~W~~59 million between April and December were made.

•  Monthly payments of ~~W~~23 million between January and March and ~~W~~24 million between April and December were made in consideration of the importance and primary responsibilities of the job.

•  Other benefits of ~~W~~38 million were paid over the course of the year.

Bonus

•  Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•  Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

•  Financial indicators: Revenue increased from ~~W~~26,504 billion in 2016 and ~~W~~27,790 billion in 2017, and operating profit increased by ~~W~~1,151 billion from ~~W~~1,311 billion in 2016 to ~~W~~2,462 billion in 2017.

•  Non-financial indicators: We have maintained our industry-leading technological position through continued introduction of new technologies and products; we are solidly implementing a successful shift in our OLED business through stable production of OLED television panels and building foundations for plastic OLED; we have strengthened our market position; and Mr. Hwang has demonstrated his leadership in achieving our target performance levels.

•  In consideration of such factors, Mr. Hwang was paid a total of ~~W~~316 million in bonus.

In Byeong Kang

Total remuneration

•  ~~W~~791 million (consisting of ~~W~~518 million in salary and ~~W~~273 million in bonus).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~32 million between January and March and ~~W~~34 million between April and December were made.

•  Monthly payments of ~~W~~8 million between January and December were made in consideration of the importance and primary responsibilities of the job.

•  Other benefits of ~~W~~20 million were paid over the course of the year.

Bonus

•  Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•  Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

•  Financial indicators: Revenue increased from ~~W~~26,504 billion in 2016 and ~~W~~27,790 billion in 2017, and operating profit increased by ~~W~~1,151 billion from ~~W~~1,311 billion in 2016 to ~~W~~2,462 billion in 2017.

•  Non-financial indicators: We have maintained our industry-leading technological position through continued introduction of new technologies and products; we are solidly implementing a successful shift in our OLED business through stable production of OLED television panels and building foundations for plastic OLED; we have strengthened our market position; and Mr. Kang has demonstrated his leadership in achieving our target performance levels.

•  In consideration of such factors, Mr. Kang was paid a total of ~~W~~273 million in bonus.

Sang Deok Yeo(2)

Total remuneration

•  ~~W~~4,155 million (consisting of ~~W~~596 million in salary, ~~W~~438 million in bonus and ~~W~~3,121 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~57 million between January and March and ~~W~~45 million between April and December were made.

•  Other benefits of ~~W~~18 million were paid over the course of the year.

Bonus

•  Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•  Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

•  Financial indicators: Revenue increased from ~~W~~26,504 billion in 2016 and ~~W~~27,790 billion in 2017, and operating profit increased by ~~W~~1,151 billion from ~~W~~1,311 billion in 2016 to ~~W~~2,462 billion in 2017.

•  Non-financial indicators: We have maintained our industry-leading technological position through continued introduction of new technologies and products; we are solidly implementing a successful shift in our OLED business through stable production of OLED television panels and building foundations for plastic OLED; we have strengthened our market position; and Mr. Yeo has demonstrated his leadership in achieving our target performance levels.

•  In consideration of such factors, Mr. Yeo was paid a total of ~~W~~438 million in bonus.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is based on the duration of employment (18 years), the monthly basic salary at the time of retirement and a position-based payment multiplier (2.5 to 4.5).

Byung Chul Ahn(2)

Total remuneration

•  ~~W~~1,418 million (consisting of ~~W~~303 million in salary, ~~W~~213 million in bonus and ~~W~~902 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~28 million between January and March and ~~W~~22 million between April and December were made.

•  Other benefits of ~~W~~23 million were paid over the course of the year.

Bonus

•  Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•  Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

•  Financial indicators: Revenue increased from ~~W~~26,504 billion in 2016 and ~~W~~27,790 billion in 2017, and operating profit increased by ~~W~~1,151 billion from ~~W~~1,311 billion in 2016 to ~~W~~2,462 billion in 2017.

•  Non-financial indicators: We have maintained our industry-leading technological position through continued introduction of new technologies and products; we are solidly implementing a successful shift in our OLED business through stable production of OLED television panels and building foundations for plastic OLED; we have strengthened our market position; and Mr. Yeo has demonstrated his leadership in achieving our target performance levels.

•  In consideration of such factors, Mr. Ahn was paid a total of ~~W~~213 million in bonus.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is based on the duration of employment (12 years), the monthly basic salary at the time of retirement and a position-based payment multiplier (2.5 to 4.5).

(1)	Yong Kee Hwang retired as of March 31, 2019.
(2)	Sang Deok Yeo and Byung Chul Ahn are former officers who retired as of March 31, 2018.

(4)	Stock options

Not applicable.

B.	Employees

As of December 31, 2018, we had 30,438 employees (excluding our directors). On average, our male employees have served 9.8 years and our female employees have served 8.2 years. The total amount of salary paid to our employees for the year ended December 31, 2018 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~2,046,200 million for our male employees and ~~W~~538,841million for our female employees. The following table provides details of our employees as of December 31, 2018:

(Unit: person, in millions of Won, year)

	Number of employees(1)	Total salary in 2018 (2)(3)(4)	Average salary per capita(5)	Average years of service
Male	24,513	2,046,200	83	9.8
Female	5,925	538,841	70	8.2

Total	30,438	2,585,041	80	9.5

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the year ended 2018 was ~~W~~374,002 million and the per capita welfare benefit provided was ~~W~~11.6 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 24,610, female: 7,652) for the year ended December 31, 2018.

In December 2017, we were audited by the Ministry of Employment and Labor regarding our human resource practices (including in relation to employment contracts, hours of work, outsourcing and employees in pregnancy), and we were found to be in violation of certain provisions of the Labor Standard Act relating to overtime, night and holiday work. As a result, we were issued a corrective order in January 2018 and paid additional overtime wages of ~~W~~2,893 million to 16,106 administrative employees of our Paju facilities for their nighttime work between January 1, 2015 to December 31, 2017. In addition, we reviewed nighttime work records of our administrative employees outside of our Paju facilities during the same period and paid additional overtime wages of ~~W~~2,166 million to eligible employees. In order to prevent such violation from occurring again, we are periodically monitoring the nighttime work records of our employees.

From December 2017 to January 2018, we were audited by the Ministry of Employment and Labor regarding our human resource practices relating to temporary and part-time employees, and we were found to have omitted certain required information (including the number of break hours and vacation days) in the employment contracts of 82 temporary employees. As a result, we were assessed a fine of ~~W~~27 million, which we subsequently paid. In order to prevent such violation from occurring again, we have amended the relevant provisions of the applicable employment contracts.

18.	Other Matters

A.	Legal proceedings

In June 2018, the attorney general of the Commonwealth of Puerto Rico filed a complaint against us and other TFT-LCD panel manufacturers alleging unjust enrichment in connection with the defendants’ anticompetitive behavior. The amount being sought has not been determined, and no trial has been scheduled. The expected outcome of such lawsuit is unclear, but we do not believe that it would have a material effect on our financial conditions.

B.	Material Events Subsequent to the Reporting Period

(1)	Public issuance of corporate bonds

On February 26, 2019, we issued corporate bonds in an aggregate amount of ~~W~~390 billion. The following table provides details of such issuance:

Type of Securities	Type of Offering	Issue Date	Issue Amount	Interest Rate	Credit Rating	Date of Maturity	Lead Underwriters	Underwriters
Corporate Bonds	Public	February 26, 2019	~~W~~310,000,000,000	2.309%	AA- (Korea Investors Service, Inc.; Korea	February 25, 2022	Korea Investment & Securities; KB Securities; NH	eBest Investment Securities Co., Ltd.; Hi
		February 26, 2019	~~W~~80,000,000,000	2.479%	Ratings Corporation)	February 26, 2024	Investment & Securities; Mirae Asset Daewoo; Shinhan Financial Investment	Investment & Securities Co., Ltd.

C	Non-current assets held for sale

In accordance with management’s approval, we plan to sell a portion of the tangible assets of our subsidiary, LG Display Poland Sp. z o.o. We have begun our selling efforts and expect such sale to be completed in the first half of 2019.

•	Impairment loss of a disposal group

There is no impairment loss recognized for the non-current assets held for sale since the fair value of the disposal group is expected to exceed the carrying amount.

•	Assets of a disposal group

The table below sets forth the book value of the non-current assets held for sale as of the reporting period.

(in millions of Won)

As of December 31, 2018
Tangible assets	70,161

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position of the Group as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2018. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i)	Assessment of impairment of non-current assets

As at December 31, 2018, goodwill amounts to ~~W~~104,311 million and has been allocated to the entire Group as one cash generating unit. Management performs impairment assessment of the Group by estimating the recoverable amount for the Group at each reporting period. As described in note 3(k)(ii) to the consolidated financial statements, an impairment loss for non-current assets is recognized if the carrying amount of the Group exceeds its recoverable amount.

The recoverable amount used in impairment testing as of December 31, 2018 is value in use, which is estimated based on the expected future cash flows including the estimates of revenue, operating expense and growth rate, and discount rate. Considering the significant degree of the judgment in estimating the value in use of the Group and the potential impact of the impairment on its consolidated financial statements, we identified the impairment of non-current assets as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•	Testing certain internal controls over the Group’s non-current assets impairment process.

•	Comparing the forecasts included in discounted cash flow forecasts prepared in prior year with the current year’s performance to assess the Group’s ability to accurately forecast.

•

Evaluating the key assumptions used to determine the value in use which included the estimated revenue, operating expenses and growth rate by comparison with the latest financial budgets approved by the board of directors, historical performance and industry reports.

•	Engaging our internal valuation specialists to assist us in assessing the discount rate applied by comparison with our recalculated rate using market data.

•

Performing sensitivity analysis on the discount rate and terminal growth rate applied to assess the impact of changes in these key assumptions on the conclusion reached in management’s impairment assessment.

(ii)	Assessment of recoverability of deferred tax assets

As described in note 3 (r)(ii) to the consolidated financial statements, deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As at December 31, 2018, deferred tax assets of KRW 308,393 million are from tax credit carryforwards which are primarily related to Korea.

The determination of the recoverability of deferred tax assets is complex as it requires the exercise of management judgment in estimating future taxable income and the timing of utilization of tax credits. Considering that estimation contains certain judgmental assumptions about future taxable profits including the estimates of revenue and operating expense, which are inherently uncertain and involve significant degree of judgment, we identified the assessment of recoverability of deferred tax assets as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•	Testing certain internal controls relating to the Group’s deferred tax assets recoverability evaluation process.

•

Evaluating key inputs used to determine future taxable income, such as revenue and operating expense, by comparing with the latest financial budgets approved by the board of directors, historical performance and industry reports.

•	Comparing the forecasts of taxable income and timing of utilization of tax credit in prior years to actual results to assess the Group’s ability to accurately forecast.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether theses consolidated financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements as of and for the year ended December 31, 2018 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Heon Chang Oh.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 25, 2019

This report is effective as of February 25, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Assets
Cash and cash equivalents	4, 26	~~W~~	2,365,022	2,602,560
Deposits in banks	4, 26		78,400	758,078
Trade accounts and notes receivable, net	5, 14, 26 28		2,829,163	4,325,120
Other accounts receivable, net	5, 26		169,313	164,827
Other current financial assets	6, 26		46,301	27,252
Inventories	7		2,691,203	2,350,084
Prepaid income taxes			4,516	3,854
Non-current assets held for sale	30		70,161	—
Other current assets	5		546,048	241,928

Total current assets			8,800,127	10,473,703
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		113,989	122,507
Other non-current accounts receivable, net	5, 26		11,448	8,738
Other non-current financial assets	6, 26		144,214	59,836
Property, plant and equipment, net	9, 17		21,600,130	16,201,960
Intangible assets, net	10, 17		987,642	912,821
Deferred tax assets	24		1,136,166	985,352
Other non-current assets	5		381,983	394,759

Total non-current assets			24,375,583	18,685,984

Total assets		~~W~~	33,175,710	29,159,687

Liabilities
Trade accounts and notes payable	26, 28	~~W~~	3,087,461	2,875,090
Current financial liabilities	11, 26		1,553,907	1,452,926
Other accounts payable	26		3,566,629	3,169,937
Accrued expenses			633,346	812,615
Income tax payable			105,900	321,978
Provisions	13		98,254	76,016
Advances received	14		834,010	194,129
Other current liabilities	13		74,976	75,991

Total current liabilities			9,954,483	8,978,682
Non-current financial liabilities	11, 26		7,030,628	4,150,192
Non-current provisions	13		32,764	28,312
Defined benefit liabilities, net	12		45,360	95,447
Long-term advances received	14		1,114,316	830,335
Deferred tax liabilities	24		15,087	24,646
Other non-current liabilities	13		96,826	70,563

Total non-current liabilities			8,334,981	5,199,495

Total liabilities			18,289,464	14,178,177

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			10,239,965	10,621,571
Reserves	15		(300,968)	(288,280)

Total equity attributable to owners of the Controlling Company			13,979,189	14,373,483

Non-controlling interests			907,057	608,027

Total equity			14,886,246	14,981,510

Total liabilities and equity		~~W~~	33,175,710	29,159,687

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2018 and 2017

(In millions of won, except earnings per share)	Note	2018		2017
Revenue	16, 17, 28	~~W~~	24,336,571	27,790,216
Cost of sales	7, 18, 28		(21,251,305)	(22,424,661)

Gross profit			3,085,266	5,365,555
Selling expenses	19		(832,963)	(994,483)
Administrative expenses	19		(938,214)	(696,022)
Research and development expenses			(1,221,198)	(1,213,432)

Operating profit			92,891	2,461,618

Finance income	22		254,131	279,019
Finance costs	22		(326,893)	(268,856)
Other non-operating income	21		1,003,038	1,081,746
Other non-operating expenses	21		(1,115,233)	(1,230,455)
Equity in income of equity accounted investees, net	8		700	9,560

Profit (loss) before income tax			(91,366)	2,332,632
Income tax expense	23		(88,077)	(395,580)

Profit (loss) for the year			(179,443)	1,937,052

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		5,690	(16,260)
Other comprehensive income from associates and joint ventrues			20	441
Related income tax	12, 23		(1,169)	9,259

			4,541	(6,560)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	22, 23		(19,987)	(231,738)
Other comprehensive income from associates	23		37	905
			(19,950)	(230,833)

Other comprehensive loss for the year, net of income tax			(15,409)	(237,393)

Total comprehensive income (loss) for the period		~~W~~	(194,852)	1,699,659

Profit (loss) attributable to:
Owners of the Controlling Company			(207,239)	1,802,756
Non-controlling interests			27,796	134,296

Profit (loss) for the period		~~W~~	(179,443)	1,937,052

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(215,386)	1,596,394
Non-controlling interests			20,534	103,265

Total comprehensive income (loss) for the period		~~W~~	(194,852)	1,699,659

Earnings (loss) per share (In won)
Basic earnings (loss) per share	25	~~W~~	(579)	5,038

Diluted earnings (loss) per share	25	~~W~~	(579)	5,038

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Total comprehensive income (loss) for the year
Profit for the year		—	—	1,802,756	—	1,802,756	134,296	1,937,052
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(7,001)	—	(7,001)	—	(7,001)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(200,707)	(200,707)	(31,031)	(231,738)
Other comprehensive income (loss) from associates and joint ventures		—	—	441	905	1,346	—	1,346

Total other comprehensive loss		—	—	(6,560)	(199,802)	(206,362)	(31,031)	(237,393)

Total comprehensive income (loss) for the year	~~W~~	—	—	1,796,196	(199,802)	1,596,394	103,265	1,699,659

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(5,929)	(5,929)
Capital contribution from non-controlling interests		—	—	—	—	—	4,300	4,300

Balances at December 31, 2017	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(207,239)	—	(207,239)	27,796	(179,443)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	4,521		4,521	—	4,521
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(12,725)	(12,725)	(7,262)	(19,987)
Other comprehensive income from associates		—	—	20	37	57	—	57

Total other comprehensive income (loss)		—	—	4,541	(12,688)	(8,147)	(7,262)	(15,409)

Total comprehensive income (loss) for the year	~~W~~	—	—	(202,698)	(12,688)	(215,386)	20,534	(194,852)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(53,107)	(53,107)
Capital contribution from non-controlling interests		—	—	—	—	—	331,603	331,603

Balances at December 31, 2018	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from operating activities:
Profit (loss) for the year		~~W~~	(179,443)	1,937,052
Adjustments for:
Income tax expense	23		88,077	395,580
Depreciation	9,18		3,123,659	2,791,883
Amortization of intangible assets	10,18		430,906	422,693
Gain on foreign currency translation			(84,643)	(187,558)
Loss on foreign currency translation			138,452	174,919
Expenses related to defined benefit plans	12,20		179,880	198,241
Gain on disposal of property, plant and equipment			(6,620)	(101,227)
Loss on disposal of property, plant and equipment			15,048	20,030
Impairment loss on disposal of property, plant and equipment			43,601	—
Gain on disposal of intangible assets			(239)	(308)
Loss on disposal of intangible assets			—	30
Impairment loss on intangible assets			82	1,809
Reversal of impairment loss on intangible assets			(348)	(35)
Warranty expenses			234,928	251,131
Finance income			(101,313)	(202,591)
Finance costs			173,975	142,591
Equity in income of equity method accounted investees, net	8		(700)	(9,560)
Other income			(3,310)	(16,812)
Other expenses			593	1,870

			4,232,028	3,882,686
Changes in
Trade accounts and notes receivable			1,304,963	484,592
Other accounts receivable			(56,870)	(3,004)
Inventories			(449,901)	(55,979)
Other current assets			(249,968)	180,844
Other non-current assets			(61,164)	(119,002)
Trade accounts and notes payable			267,358	113,590
Other accounts payable			(111,053)	106,930
Accrued expenses			(194,394)	181,509
Provisions			(217,984)	(210,973)
Other current liabilities			78,849	(585)
Defined benefit liabilities, net			(224,335)	(261,966)
Long-term advances received			948,276	1,020,470
Other non-current liabilities			24,510	5,974

			1,058,287	1,442,400
Cash generated from operating activities			5,110,872	7,262,138
Income taxes paid			(486,549)	(416,794)
Interests received			71,819	55,340
Interests paid			(212,019)	(136,483)

Net cash provided by operating activities		~~W~~	4,484,123	6,764,201

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from investing activities:
Dividends received		~~W~~	5,272	8,639
Proceeds from withdrawal of deposits in banks			1,454,561	2,206,148
Increase in deposits in banks			(775,239)	(1,803,718)
Acquisition of financial assets at fair value through profit or loss			(431)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	—
Acquisition of available-for-sale financial assets			—	(273)
Proceeds from disposal of available-for-sale financial assets			—	917
Acquisition of investments in equity accounted investees			(14,732)	(20,309)
Proceeds from disposal of investments in equity accounted investees			4,527	13,128
Acquisition of property, plant and equipment			(7,942,210)	(6,592,435)
Proceeds from disposal of property, plant and equipment			142,088	160,252
Acquisition of intangible assets			(480,607)	(454,448)
Proceeds from disposal of intangible assets			960	1,674
Government grants received			1,210	1,859
Receipt from settlement of derivatives			2,026	2,592
Increase in short-term loans			(7,700)	—
Proceeds from collection of short-term loans			15,968	1,118
Increase in long-term loans			(36,580)	(13,930)
Decrease in deposits			4,136	4,272
Increase in deposits			(58,794)	(2,648)
Proceeds from disposal of emission rights			10,200	6,090

Net cash used in investing activities			(7,675,339)	(6,481,072)

Cash flows from financing activities:	27
Proceeds from short-term borrowings			552,164	—
Repayments of short-term borrowings			(552,884)	(105,864)
Proceeds from issuance of bonds			828,169	497,959
Proceeds from long-term borrowings			3,882,958	1,195,415
Repayments of current portion of long-term borrowings and bonds			(1,859,098)	(544,731)
Capital contribution from non-controlling interests			331,603	4,300
Subsidiaries’ dividends distributed to non-controlling interests			(51,085)	(5,929)
Dividends paid			(178,908)	(178,908)

Net cash provided by financing activities			2,952,919	862,242

Net increase (decrease) in cash and cash equivalents			(238,297)	1,145,371
Cash and cash equivalents at January 1			2,602,560	1,558,696
Effect of exchange rate fluctuations on cash held			759	(101,507)

Cash and cash equivalents at December 31		~~W~~	2,365,022	2,602,560

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(a) Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2018, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2018, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2018, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2018, there are 20,890,926 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2018

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY	4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN	511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	USD	1.1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY	1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.(*1)	Haiphong Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	USD	300
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and obtain technologies	USD	2
LG Display High-Tech (China) Co., Ltd. (*3)	Guangzhou, China	69%	December 31	July 11, 2018	Manufacture Display products	CNY	6,517
Money Market Trust(*4)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW	24,501

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2018, Continued

(*1)	For the year ended December 31, 2018, the Controlling Company contributed ~~W~~212,600 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”).
(*2)

For the year ended December 31, 2018, the Controlling Company established LG DISPLAY FUND I LLC in Wilmington, U.S.A. to invest in venture business and the Controlling Company has a 100% equity interest of this subsidiary.

(*3)

For the year ended December 31, 2018, the Controlling Company established LG Display High-Tech (China) Co., Ltd. in Guangzhou China to manufacture Display products and the Group has a 69% equity interest of this subsidiary.

(*4)	For the year ended December 31, 2018, the Controlling Company acquired and disposed interests in Money Market Trust (“MMT”) and the MMT amount as of December 31, 2018 is ~~W~~24,501 million.

~~W~~90,281 million and ~~W~~603,493 million, respectively, are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the years ended December 31, 2018 and 2017.

1.	Reporting Entity, Continued

(c)	Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2018				2018
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,048,112	1,035,975	12,137	8,895,127	7,268
LG Display Germany GmbH		451,328	444,676	6,652	1,780,233	4,322
LG Display Japan Co., Ltd.		374,356	370,860	3,496	2,388,644	2,359
LG Display Taiwan Co., Ltd.		294,103	280,794	13,309	1,558,166	2,653
LG Display Nanjing Co., Ltd.		1,397,886	758,499	639,387	1,738,895	55,623
LG Display Shanghai Co., Ltd.		931,773	921,289	10,484	994,258	5,977
LG Display Poland Sp. z o.o.		165,079	5,308	159,771	38,437	249
LG Display Guangzhou Co., Ltd.		2,689,670	1,860,804	828,866	2,366,355	293,222
LG Display Shenzhen Co., Ltd.		50,337	43,636	6,701	1,370,364	3,386
LG Display Singapore Pte. Ltd.		152,768	149,405	3,363	1,099,288	2,471
L&T Display Technology (Fujian) Limited		293,025	231,955	61,070	1,156,111	(1,937)
LG Display Yantai Co., Ltd.		1,336,692	989,121	347,571	1,459,165	53,480
Nanumnuri Co., Ltd.		5,171	3,757	1,414	22,964	295
LG Display (China) Co., Ltd.		2,780,364	932,526	1,847,838	2,573,254	106,269
Unified Innovative Technology, LLC		4,898	3	4,895	—	(986)
LG Display Guangzhou Trading Co., Ltd.		485,800	483,502	2,298	807,536	1,266
Global OLED Technology, LLC		81,922	18,537	63,385	7,692	(5,232)
LG Display Vietnam Haiphong Co., Ltd.		2,342,774	1,963,922	378,852	871,755	60,923
Suzhou Lehui Display Co., Ltd		212,138	95,359	116,779	365,914	5,018
LG DISPLAY FUND I LLC		7	—	7	—	(2,242)
LG Display High-Tech (China) Co., Ltd.		3,258,830	2,208,244	1,050,586	—	(10,152)

	~~W~~	18,357,033	12,798,172	5,558,861	29,584,428	584,232

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2017				2017
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,805,429	1,801,175	4,254	11,000,647	268
LG Display Germany GmbH		245,128	244,041	1,087	2,484,558	263
LG Display Japan Co., Ltd.		519,989	517,559	2,430	1,846,424	1,441
LG Display Taiwan Co., Ltd.		450,202	439,753	10,449	1,699,164	2,303
LG Display Nanjing Co., Ltd.		690,353	101,291	589,062	527,566	45,649
LG Display Shanghai Co., Ltd.		723,893	719,200	4,693	1,334,361	3,288
LG Display Poland Sp. z o.o.		173,243	8,419	164,824	35,722	1,228
LG Display Guangzhou Co., Ltd.		1,864,870	1,321,134	543,736	2,544,600	143,402
LG Display Shenzhen Co., Ltd.		230,670	227,288	3,382	1,870,152	2,384
LG Display Singapore Pte. Ltd.		365,426	364,604	822	968,583	1,082
L&T Display Technology (Fujian) Limited		322,684	259,558	63,126	1,348,391	(6,912)
LG Display Yantai Co., Ltd.		1,239,341	944,190	295,151	2,212,055	102,017
Nanumnuri Co., Ltd.		5,659	4,540	1,119	21,530	109
LG Display (China) Co., Ltd.		3,395,779	1,473,781	1,921,998	2,922,116	458,940
Unified Innovative Technology, LLC		5,664	14	5,650	—	(1,025)
LG Display Guangzhou Trading Co., Ltd.		98,079	97,038	1,041	626,322	852
Global OLED Technology, LLC		79,429	13,616	65,813	8,160	(4,779)
LG Display Vietnam Haiphong Co., Ltd.		1,066,218	976,339	89,879	148,725	(14,543)
Suzhou Lehui Display Co., Ltd		202,661	90,123	112,538	408,797	3,721

	~~W~~	13,484,717	9,603,663	3,881,054	32,007,873	739,688

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 29, 2019, which will be submitted for approval to the shareholders’ meeting to be held on March 15, 2019.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”) and financial asset at fair value through other comprehensive income (“FVOCI”), and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Financial instruments (note 3(f))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3(l) and 13)

•	Measurement of defined benefit obligations (note 12)

•	Deferred tax assets (note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its consolidated financial statements are as follows:

(a)	Changes in Accounting Policies

The Group has initially adopted K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1115, Revenue from Contracts with Customers, and K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration, from January 1, 2018.

The Group has consistently applied the accounting policies to the consolidated financial statements for 2018 and 2017 except for the new amendments effective for annual period beginning January 1, 2018 as mentioned below.

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 set out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standards replaces K-IFRS No. 1039, Financial Instruments: Recognition and Measurement. The Group has initially adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Group has used an exemption not to restate the consolidated financial statements for prior years with respects to transition requirements.

The followings describe the nature and impact on the significant changes in accounting policies from the adoption of K-IFRS No. 1109. There is no impact on the opening balance of retained earnings at January 1, 2018 resulting from the initial adoption of K-IFRS No. 1109.

Classification and measurement of financial assets and financial liabilities

K-IFRS No. 1109 contains three principal classification categories for financial assets measured at: amortized cost, FVOCI and FVTPL. The classification of financial assets under K-IFRS No. 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. K-IFRS No. 1109 eliminates the previous K-IFRS No. 1039 categories of held to maturity, loans and receivables and available for sale.

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities.

The adoption K-IFRS No. 1109 has not had a significant effect on the Group’s accounting policies related to financial liabilities and derivative financial instruments. The following table below explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Group’s financial assets as at January 1, 2018.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(In millions of won)	Classification under K-IFRS No. 1039	Classification under K-IFRS No. 1109	Carrying amount under K-IFRS No. 1039		Carrying amount under K-IFRS No. 1109	Difference
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	~~W~~	2,602,560	2,602,560	—
Deposits	Loans and receivables	Amortized cost		758,089	758,089	—
Trade receivables	Loans and receivables	Amortized cost		4,325,120	4,325,120	—
Other receivables	Loans and receivables	Amortized cost		173,565	173,565	—
Debt instrument	Available-for-sale	FVOCI-debt instrument		162	162	—
Equity instrument	Available-for-sale	Mandatorily at FVTPL		4,980	4,980	—
Convertible bonds	Designated as at FVTPL	Mandatorily at FVTPL		1,552	1,552	—
Derivatives	Designated as at FVTPL	Mandatorily at FVTPL		842	842	—
Others	Loans and receivables	Amortized cost		79,552	79,552	—

Total financial assets			~~W~~	7,946,422	7,946,422	—

As of January 1, 2018, there was no financial liabilities measured at FVTPL.

Impairment of financial assets

K-IFRS No. 1109 replaces the ‘incurred loss’ model in K-IFRS No. 1039 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

As a result of applying the new impairment model under K-IFRS No. 1109, as of January 1, 2018, there is no additional allowance for impairments recognized as compared with the impairment model under K-IFRS No. 1039.

Hedge Accounting

When initially applying K-IFRS No. 1109, the Group has elected as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 and as a result, there is no impact of applying K-IFRS No. 1109 on the consolidated financial statements as at January 1, 2018.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from contracts with customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018 Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers.

The Group has initially adopted K-IFRS No. 1115, Revenue from contracts with customers, from January 1, 2018. The Group has adopted K-IFRS No.1115 using the cumulative effect method with the effect of initially applying this standard recognized at the date of initial application, January 1, 2018. As a result of this change, the refund liability and a new asset for the right to recover returned goods increased by ~~W~~9,789 million, respectively, as of January 1, 2018. There is no impact on the opening balance of retained earnings at January 1, 2018. (Note 5(d), 13(a))

The effect of the application of K-IFRS No. 1115 on the Group’s consolidated statement of financial position as of December 31, 2018 is as follows. There is no significant impact on the consolidated statement of comprehensive income and the cash flows for the year ended December 31, 2018.

(In millions of won)
Categories	As reported		Adjustments	Amounts without adoption of K-IFRS No. 1115
Current Assets
Other current assets	~~W~~	546,048	(7,489)	538,559
Current Liabilities
Provisions	~~W~~	98,254	(7,489)	90,765

(iii)	K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. There is no significant impact on the consolidated financial statements of the Group.

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation

(i)	Business Combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(ii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii)	Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv)	Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation, Continued

(v)	Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or joint ventures uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(vi)	Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3.	Summary of Significant Accounting Policies, Continued

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity securities designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

3.	Summary of Significant Accounting Policies, Continued

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(f)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets or liabilities are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets: Policy applicable from January 1, 2018

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii)	Financial assets: business model: Policy applicable from January 1, 2018

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;.

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;.

•	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial asset to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest: Policy applicable from January 1, 2018

For the purpose of this assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses: Policy applicable from January 1, 2018

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

v)	Financial assets: Policy applicable before January 1, 2018

The Group has classified financial assets into one of the following categories

•	loans and receivables

•	available-for-sale

•	at FVTPL

vi)	Financial assets: subsequent measurement, gains and losses: Policy applicable before January 1, 2018

Financial assets at FVTPL	Measured at fair value and changes therein, including any interest or dividend income, were recognized in profit or loss.

Loans and receivables	Measured at amortized cost using the effective interest method.

Available-for-sale financial assets	Measured at fair value and changes therein, other than impairment losses, interest income and foreign currency differences on debt instruments, were recognized in OCI and accumulated in the fair value reserves. When these assets were derecognized, the gain or loss accumulated in equity was classified to profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continue to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

(ii)	Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2018, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Share Capital

The Group only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income. The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore or if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them any more or if the hedging instruments expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Derivative financial instruments are measured at fair value and changes of them not designated as a hedging instrument or not effective for hedging are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment, Continued

During the year ended December 31, 2018, the Group changed estimated useful lives of the mask and mold which had previously been classified as inventories. Based on the review of the accumulated historical usage information that became available, it is expected that the mask and mold will be used for the period exceeding one year. Accordingly, the Group changed useful lives of Mask and Mold to two years accounted for the change in accounting estimate and reclassified the mask and mold to property, plant and equipment from inventories. As a result of such change, the Group reclassified inventories amounting to ~~W~~111,456 million at the beginning of January 1, 2018 to property, plant, and equipment. The impact on the depreciation expense of the property, plant and equipment at the beginning of January 1, 2018 and newly acquired property, plant and equipment during the year ended December 31, 2018 are as follows:

(In millions of won)
Description	2018		2019	2020
Increase (decrease) in depreciation expense	~~W~~	(110,373)	58,364	52,009

(h)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

3.	Summary of Significant Accounting Policies, Continued

(i)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)	Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv)	Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)

Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Impairment

(i)	Financial assets

Financial instruments and contract assets: Policy applicable from January 1, 2018

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other debt securities and bank securities for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Estimation of expected credit losses: Policy applicable from January 1, 2018

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. Credit losses are measured using the present value of a cash shortfall (the difference between the contractual cash flows and the expected contractual cash flows). The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets: Policy applicable from January 1, 2018

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties;

Presentation of loss allowance for ECL in the statement of financial position: Policy applicable from January 1, 2018

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Write-off: Policy applicable from January 1, 2018

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering a financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Non-derivative financial assets: Policy applicable before January 1, 2018

Financial assets not classified as at FVTPL were assessed at each reporting date to determine whether there was objective evidence of impairment.

Objective evidence that financial assets were impaired included:

•	default or delinquency by a debtor;

•	restructuring of an amount due to the Group on terms that the Group would not consider otherwise

•	indications that a debtor or issuer would enter bankruptcy

•	adverse changes in the payment status of borrowers or issuers;

•	the disappearance of an active market for a security because of financial difficulties

•	observable data indicating that there was measurable decrease in the expected cash flows from a group of financial assets.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

For an investment in an equity instrument, objective evidence of impairment include a significant or prolonged decline in its fair value below its cost.

Financial assets at amortized cost	The Group considered evidence of impairment for these assets at both collective level and individual asset. All individual significant assets were individually assessed for impairment. Those found not to be impaired were then collectively assessed for any impairment that had been incurred but not yet individually identified. Assets that were not individually significant were collectively assessed for impairment. Collective assessment was carried out by grouping together assets with similar risk characteristics.

In assessing collective impairment, the Group used historical information on the timing of recoveries and the amount of loss incurred and made an adjustment if current economic and credit conditions were such that the actual losses were likely to be greater or lesser than suggested by historical trends.

An impairment loss was calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses were recognized in profit or loss and reflected in an allowance account.

For financial assets such as equity instruments which the carrying amount would be the cost, the impairment loss is the difference between the carrying value and the present value of estimated future cash receipts of a similar financial instruments discounted at current market rate. The impairment loss is recognized as profit and losses and would be not reversed as profit and losses.

Available-for-sale financial assets

For the financial assets classified as available-for-sale which its decrease in the fair value has been recognized as other comprehensive income, the loss which has been recognized as other comprehensive income would be reclassified from other comprehensive income to profit and losses less the amount already recognized as profit and losses.

If the fair value of an impaired available-for-sale debt security subsequently increased and the increase was related objectively to an event occurring after the impairment loss was recognized, then the impairment loss was reversed through profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale were not reversed through profit or loss.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

(l)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

3.	Summary of Significant Accounting Policies, Continued

(l)	Provisions, Continued

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(m)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

(n)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits, Continued

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v)	Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

3.	Summary of Significant Accounting Policies, Continued

(o)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. The Group has initially applied K-IFRS 1115 from January 1, 2018 and recognized revenue according to the 5 stage revenue recognition model (① Identifying the contract →② Identifying performance obligation →③ Determining transaction price →④ Allocating the transaction price to performance obligation →⑤ Recognition of revenue at performance of obligation). The Group generates revenue primarily from sales of display panels to customer. Product revenue is recognized when the customer obtains control over the products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customers.

The Group includes return option in the sales contract of display panels to its customers thus the consideration received from the customer is subject to change. The Group has recognized the expected return amount of gross revenue as warranty provision until previous financial year. After applying the K-IFRS 1115 “Revenue from contracts with customers”, the Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price some or all of an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

(p)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 17 to these consolidated financial statements.

(q)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on the disposal of debt instruments measured at FVOCI, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

3.	Summary of Significant Accounting Policies, Continued

(r)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(s)	Earnings Per Share

The Controlling Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2018, and the Group has not early adopted them.

(i)	K-IFRS No. 1116, Leases

K-IFRS No. 1116, Leases, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116 replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No.2014, Determining whether an Arrangement contains a Lease, K-IFRS No.2015, Operating Leases—Incentives and K-IFRS No.2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

K-IFRS No. 1116, Leases introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard – i.e lessors continue to classify leases as finance or operating leases.

The Group is assessing the potential impact on its consolidated financial statements resulting from the application of K-IFRS no.1116 and the actual impacts are determined based on the future economic environment at the date of initial recognition such as interest rate implicit in the lease, lease portfolio, certainty of exercising purchase option, the extent which the practical expedient and recognition exemption election to be utilized.

Previously, the Group recognized operating lease expense on a straight-line basis over the term of the lease. The nature of expenses related to those leases will now change because the Group will recognize a depreciation charge for right-of-use assets and interest expense on lease liabilities.

No significant impact is expected for the Group’s finance lease.

A lessee may apply the K-IFRS No.1116 to its leases either:

•	Retrospectively to each prior reporting period presented

•	Retrospectively with the cumulative effect of initially applying the Standard recognized at the date of initial application

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

A lessee shall apply the election consistently to all of its lease in which it is a lessee. The Group plans to apply K-IFRS No. 1116 initially on January 1, 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting K-IFRS No. 1116 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019, with no restatement of comparative information.

A lessee may use various practical expedients when applying K-IRFS No. 1116 retrospectively to leases previously classified as operating leases applying IAS 17. The Group is currently assessing the potential impacts when applying the practical expedients. The Group expects that additional amounts to be recognized as right-of-use assets and lease liabilities are not significant when practical expedient is applied.

(ii)	Other standards

The following amended standards and interpretations are not expected to have a significant impact on the Group’s financial statements.

•	K-IFRS No. 2123, Uncertainty over Tax Treatments

•	K-IFRS No. 1109, Prepayment Features with Negative Compensation (Amendments to K-IFRS 1109)

•	K-IFRS No. 1028, Long-term Interests in Associates and Joint Ventures (Amendments to K-IFRS 1028)

•	K-IFRS No. 1019, Plan Amendment, Curtailment or Settlement (Amendments to K-IFRS 1019)

•	Amendments to References to Conceptual Framework in IFRS Standards.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	2,365,022	2,602,560
Deposits in banks
Time deposits	~~W~~	4,318	685,238
Restricted cash (*)		74,082	72,840

	~~W~~	78,400	758,078

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	11	11

	~~W~~	2,443,433	3,360,649

(*)

Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk- do and others.

5.	Receivables and Other Assets

(a) Trade accounts and notes receivable as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Trade, net	~~W~~	2,305,368	3,275,902
Due from related parties		523,795	1,049,218

	~~W~~	2,829,163	4,325,120

(b) Other accounts receivable as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current assets
Non-trade receivable, net	~~W~~	159,238	150,554
Accrued income		10,075	14,273

	~~W~~	169,313	164,827

Non-current assets
Long-term non-trade receivable		11,448	8,738

	~~W~~	180,761	173,565

Due from related parties included in other accounts receivable, as of December 31, 2018 and 2017 are ~~W~~39,092 million and ~~W~~10,821 million, respectively.

5.	Receivables and Other Assets, Continued

(c) The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	December 31, 2018
	Book value			Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	2,807,598	177,689	(473)	(816)
Past due 1-15 days		21,558	3,148	(4)	(26)
Past due 16-30 days		454	441	—	(4)
Past due 31-60 days		30	96	—	(1)
Past due more than 60 days		—	668	—	(434)

	~~W~~	2,829,640	182,042	(477)	(1,281)

(In millions of won)	December 31, 2017
	Book value			Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	4,323,465	173,493	(1,631)	(905)
Past due 1-15 days		2,652	488	(1)	(3)
Past due 16-30 days		631	65	—	(1)
Past due 31-60 days		—	208	—	(2)
Past due more than 60 days		4	622	—	(400)

	~~W~~	4,326,752	174,876	(1,632)	(1,311)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018			2017
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	1,632	1,311	1,488	1,116
(Reversal of) bad debt expense		(1,155)	(30)	144	195

Balance at the reporting date	~~W~~	477	1,281	1,632	1,311

5.	Receivables and Other Assets, Continued

(d) Other assets as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Current assets
Advance payments	~~W~~	13,259	7,973
Prepaid expenses		89,110	83,626
Value added tax refundable		436,190	148,351
Emission rights		—	1,978
Right to recover returned goods(*)		7,489	—

	~~W~~	546,048	241,928

Non-current assets
Long-term prepaid expenses	~~W~~	381,983	394,759

(*)	As a result from the initial application of K-IFRS No. 1115, the Group recognized an asset for right to recover goods returned by the customer.

6.	Other Financial Assets

(a) Other financial assets as of December 31, 2018 are as follows:

(In millions of won)	December 31, 2018
Current assets
Financial asset at fair value through profit or loss
Derivatives(*)	~~W~~	13,059
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	106
Financial asset carried at amortized cost
Deposits	~~W~~	17,020
Short-term loans		16,116

	~~W~~	46,301

Non-current assets
Financial asset at fair value through profit or loss
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	4,598
Kyulux, Inc.		2,460
Fineeva Co., Ltd.		286
ARCH Venture Fund Vill, L.P.		6,337

	~~W~~	13,681

Convertible bonds	~~W~~	1,327
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	55
Financial asset carried at amortized cost
Deposits	~~W~~	74,103
Long-term loans		55,048

	~~W~~	144,214

(*)	Represents exchange rate swap contracts related to foreign currency denominated borrowings and bonds.

6.	Other Financial Assets, Continued

(b) Other financial assets as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
Current assets
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	6
Deposits		10,480
Short-term loans		16,766

	~~W~~	27,252

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,552
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	156
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	729
Kyulux, Inc.		1,968
ARCH Venture Fund Vill, LP.		2,283

	~~W~~	4,980

Deposits	~~W~~	19,898
Long-term loans		32,408
Derivatives(*)		842

	~~W~~	59,836

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

Other financial assets of related parties as of December 31, 2018 and 2017 are ~~W~~2,000 million and ~~W~~2,750 million, respectively.

7.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Finished goods	~~W~~	1,084,297	965,643
Work-in-process		856,388	748,592
Raw materials		554,720	344,997
Supplies		195,798	290,852

	~~W~~	2,691,203	2,350,084

For the years ended December 31, 2018 and 2017, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2018		2017
Inventories recognized as cost of sales	~~W~~	21,251,305	22,424,661
Including: inventory write-downs		313,180	206,127
Including: reversal and usage of inventory write downs		(206,127)	(204,123)

There were no significant reversals of inventory write-downs recognized during 2018 and 2017.

8.	Investments in Equity Accounted Investees

(a) Associates as of December 31, 2018 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business		2018				2017
						Percentage of ownership	Carrying amount			Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture electric glass for FPDs	%	40	~~W~~	47,823	%	40	~~W~~	46,511
INVENIA Co., Ltd.	Seongnam, South Korea	December 31	January 2001	Develop and manufacture equipment for FPDs		13		4,166		13		2,887
WooRee E&L Co., Ltd. (*1)	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages		14		4,746		14		7,270
LB Gemini New Growth Fund No. 16 (*2)	Seoul, South Korea	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		—		—		31		5,910
YAS Co., Ltd. (*4)	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs		15		16,308		15		15,888
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell electric glass for FPDs		17		23,441		17		23,732
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids		10		—		10		—

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business		2018				2017
						Percentage of ownership	Carrying amount			Percentage of ownership	Carrying amount
CYNORA GmbH (*3)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	%	14	~~W~~	8,668	%	14	~~W~~	20,309
Material Science Co., Ltd. (*4)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display		10		3,346		—		—
Nanosys Inc. (*5)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display		4		5,491		—		—

							~~W~~	113,989			~~W~~	122,507

Although the Controlling Company’s share interests in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20% as of December 31, 2018, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

8.	Investments in Equity Accounted Investees, Continued

(*1)

The Controlling Company recognized a reversal of impairment loss of ~~W~~802 million as finance income for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd.

(*2)

In 2018, the LB Gemini New Growth Fund No.16 (“the Fund”) which the Controlling Company was a member of a limited partnership, was approved to be dissolve at the general meeting and completed liquidation. In 2018, the Controlling Company received ~~W~~1,545 million in cash from the Fund and recognized ~~W~~385 million for the difference between the amount received and the carrying amount as finance cost.

(*3)

In 2018, the Controlling Company determined investments in CYNORA GmbH irrecoverable and accordingly recognized an impairment loss of ~~W~~11,641 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in CYNORA GmbH.

(*4)

In March 2018, the Controlling Company invested ~~W~~4,000 million and acquired 10,767 shares of common stock with voting rights in Material Science Co., Ltd. In 2018, the Controlling Company assessed that the recoverability of the investment is uncertain. Accordingly, the Controlling Company recognized an impairment loss of ~~W~~671 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Material Science Co., Ltd.

(*5)

In May 2018, the Controlling Company invested ~~W~~10,732 million and acquired 5,699,954 shares of preferred stock with voting rights in Nanosys Inc. In 2018, the Controlling Company recognized an impairment loss of ~~W~~5,085 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Nanosys Inc.

As of December 31, 2018, the market value for the Controlling Company’s investments in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~8,850 million, ~~W~~4,746 million, ~~W~~31,200 million and ~~W~~14,151 million, respectively.

Dividends received from equity method investees for the years ended December 31, 2018 and 2017 amounted to ~~W~~5,272 million and ~~W~~8,639 million, respectively.

8.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2018 and 2017 of the significant associate is as follows:

(i) Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2018		December 31, 2017
Total assets	~~W~~	194,021	193,584
Current assets		128,788	146,702
Non-current assets		65,233	46,882
Total liabilities		72,686	77,174
Current liabilities		66,797	71,973
Non-current liabilities		5,889	5,201
Revenue	~~W~~	384,144	408,846
Profit for the year		12,744	12,327
Other comprehensive income (loss)		2,612	(9,366)
Total comprehensive income		15,356	2,961

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2018 and 2017 is as follows:

(i) As of December 31, 2018

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	121,335	40%	48,534	—	(711)	47,823

(ii) As of December 31, 2017

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	116,410	40%	46,564	—	(53)	46,511

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2018 and 2017 is as follows:

(i) As of December 31, 2018

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	66,166	(3,739)	(988)	(4,727)

(ii) As of December 31, 2017

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	75,996	3,943	5,093	9,036

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates accounted for using the equity method for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
		2018
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	46,511	—	(4,172)	4,439	1,045	—	47,823
	Others		75,996	12,592	(1,100)	(3,739)	(988)	(16,595)	66,166

		~~W~~	122,507	12,592	(5,272)	700	57	(16,595)	113,989

(In millions of won)
		2017
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	52,750	—	(8,109)	5,617	(3,747)	—	46,511
	Others		119,933	(48,209)	(530)	3,943	5,093	(4,234)	75,996

		~~W~~	172,683	(48,209)	(8,639)	9,560	1,346	(4,234)	122,507

9.	Property, Plant and Equipment

(a) Changes in property, plant and equipment for the year ended December 31, 2018 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2018	~~W~~	460,511	6,539,506	38,901,158	772,824	5,971,856	205,475	52,851,330
Accumulated depreciation as of January 1, 2018		—	(2,678,970)	(33,186,118)	(631,482)	—	(148,753)	(36,645,323)
Accumulated impairment loss as of January 1, 2018		—	(1,757)	(2,290)	—	—	—	(4,047)

Book value as of January 1, 2018	~~W~~	460,511	3,858,779	5,712,750	141,342	5,971,856	56,722	16,201,960
Additions		—	—	—	—	8,605,551	—	8,605,551
Depreciation		—	(318,311)	(2,568,335)	(67,274)	—	(169,739)	(3,123,659)
Disposals		(15)	(161)	(112,752)	(311)	—	(2,971)	(116,210)
Impairment loss		—	—	(25,711)	—	(17,890)	—	(43,601)
Others (*2)		1,332	55,430	1,959,645	68,177	(2,357,412)	380,278	107,450
Effect of movements in exchange rates		—	9,809	14,520	359	15,010	312	40,010
Government grants received		—	—	(1,029)	—	(181)	—	(1,210)
Reclassification to assets held-for-sale		—	(69,758)	(1)	(37)	—	(365)	(70,161)

Book value as of December 31, 2018	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	264,237	21,600,130

Acquisition cost as of December 31, 2018	~~W~~	461,828	6,528,939	39,825,070	834,628	12,234,824	633,220	60,518,509

Accumulated depreciation as of December 31, 2018	~~W~~	–	(2,991,445)	(34,817,982)	(692,372)	—	(368,893)	(38,870,782)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	(1,706)	(28,001)	—	(17,890)	—	(47,597)

(*1)	As of December 31, 2018, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

9.	Property, Plant and Equipment, Continued

(b) Changes in property, plant and equipment for the year ended December 31, 2017 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2017	~~W~~	461,484	6,284,778	37,472,177	775,682	2,981,964	202,306	48,178,391
Accumulated depreciation as of January 1, 2017		—	(2,397,967)	(32,947,359)	(651,424)	—	(146,251)	(36,143,001)
Accumulated impairment loss as of January 1, 2017		—	(1,651)	(2,290)	—	—	—	(3,941)

Book value as of January 1, 2017	~~W~~	461,484	3,885,160	4,522,528	124,258	2,981,964	56,055	12,031,449
Additions		—	—	—	—	7,272,476	—	7,272,476
Depreciation		—	(295,045)	(2,416,202)	(66,963)	—	(13,673)	(2,791,883)
Disposals		(1,042)	(7,206)	(75,275)	(52)	—	(3,133)	(86,708)
Others (*2)		69	339,640	3,825,155	87,186	(4,270,210)	18,160	—
Effect of movements in exchange rates		—	(63,222)	(140,306)	(3,087)	(14,213)	(687)	(221,515)
Government grants received		—	(548)	(3,150)	—	1,839	—	(1,859)

Book value as of December 31, 2017	~~W~~	460,511	3,858,779	5,712,750	141,342	5,971,856	56,722	16,201,960

Acquisition cost as of December 31, 2017	~~W~~	460,511	6,539,506	38,901,158	772,824	5,971,856	205,475	52,851,330

Accumulated depreciation as of December 31, 2017	~~W~~	—	(2,678,970)	(33,186,118)	(631,482)	—	(148,753)	(36,645,323)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	(1,757)	(2,290)	—	—	—	(4,047)

(*1)	As of December 31, 2017, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

(c) Capitalized borrowing costs and capitalization rate for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Capitalized borrowing costs	~~W~~	146,607	47,686
Capitalization rate		2.80%	1.92%

10.	Intangible Assets

(a) Changes in intangible assets for the year ended December 31, 2018 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2018	~~W~~	895,721	898,278	54,985	1,769,998	30,933	59,176	11,074	103,048	13,077	3,836,290
Accumulated amortization as of January 1, 2018		(648,755)	(736,788)	—	(1,473,238)	—	(31,337)	(8,490)	—	(13,076)	(2,911,684)
Accumulated impairment loss as of January 1, 2018		—	—	(11,785)	—	—	—	—	—	—	(11,785)

Book value as of January 1, 2018	~~W~~	246,966	161,490	43,200	296,760	30,933	27,839	2,584	103,048	1	912,821
Additions - internally developed		—	—	—	372,835	—	—	—	—	—	372,835
Additions - external purchases		24,596	—	2,844	—	100,820	—	—	—	—	128,260
Amortization (*1)		(43,437)	(80,159)	—	(302,685)	—	(3,517)	(1,107)	—	(1)	(430,906)
Disposals		—	—	(721)	—	—	—	—	—	—	(721)
Impairment loss		—	—	(82)	—	—	—	—	—	—	(82)
Reversal of impairment loss		—	—	348	—	—	—	—	—	—	348
Transfer from construction-in-progress		—	95,028	449	—	(95,028)	—	—	—	—	449
Effect of movements in exchange rates		1,896	1,240	1	—	238	—	—	1,263	—	4,638

Book value as of December 31, 2018	~~W~~	230,021	177,599	46,039	366,910	36,963	24,322	1,477	104,311	—	987,642

Acquisition cost as of December 31, 2018	~~W~~	926,969	992,139	57,560	2,142,832	36,963	59,176	11,075	104,311	13,077	4,344,102

Accumulated amortization as of December 31, 2018	~~W~~	(696,948)	(814,540)	—	(1,775,922)	—	(34,854)	(9,598)	—	(13,077)	(3,344,939)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(11,521)	—	—	—	—	—	—	(11,521)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

10.	Intangible Assets, Continued

(b)	Changes in intangible assets for the year ended December 31, 2017 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will(*2)	Others (*3)	Total
Acquisition cost as of January 1, 2017	~~W~~	904,664	806,835	51,564	1,433,791	18,738	59,176	11,074	110,072	13,077	3,408,991
Accumulated amortization as of January 1, 2017		(618,398)	(661,063)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,504,043)
Accumulated impairment loss as of January 1, 2017		—	—	(10,011)	—	—	—	—	—	—	(10,011)

Book value as of January 1, 2017	~~W~~	286,266	145,772	41,553	256,340	18,738	32,498	3,692	110,072	6	894,937
Additions - internally developed		—	—	—	336,207	—	—	—	—	—	336,207
Additions - external purchases		22,746	—	4,819	—	108,761	—	—	—	—	136,326
Amortization (*1)		(42,195)	(78,939)	—	(295,787)	—	(4,659)	(1,108)	—	(5)	(422,693)
Disposals		(4)	—	(1,392)	—	—	—	—	—	—	(1,396)
Impairment loss		—	—	(1,809)	—	—	—	—	—	—	(1,809)
Reversal of impairment loss		—	—	35	—	—	—	—	—	—	35
Transfer from construction-in-progress		—	98,989	—	—	(98,989)	—	—	(3,218)	—	(3,218)
Effect of movements in exchange rates		(19,847)	(4,332)	(6)	—	2,423	—	—	(3,806)	—	(25,568)

Book value as of December 31, 2017	~~W~~	246,966	161,490	43,200	296,760	30,933	27,839	2,584	103,048	1	912,821

Acquisition cost as of December 31, 2017	~~W~~	895,721	898,278	54,985	1,769,998	30,933	59,176	11,074	103,048	13,077	3,836,290

Accumulated amortization as of December 31, 2017	~~W~~	(648,755)	(736,788)	—	(1,473,238)	—	(31,337)	(8,490)	—	(13,076)	(2,911,684)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	—	(11,785)	—	—	—	—	—	—	(11,785)

10.	Intangible Assets, Continued

(*1)  The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2)  As of December 31, 2017, the book value of goodwill decreased by ~~W~~3,218 million as the Group completed the fair value measurement of land use right, acquired from business combination during the year ended December 31, 2016.

(*3)  Others mainly consist of rights to use electricity and gas supply facilities.

10.	Intangible Assets, Continued

(c)

Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

(d)	Development costs as of December 31, 2018 and 2017 are as follows:

(i)	As of December 31, 2018

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	108,467	0.5
	TV		28,001	0.5
	Notebook		4,458	0.6
	Others		9,475	0.5

	Sub-Total	~~W~~	150,401

Development in process	Mobile	~~W~~	144,679	—
	TV		55,580	—
	Notebook		9,639	—
	Others		6,611	—

	Sub-Total	~~W~~	216,509

	Total	~~W~~	366,910

(ii)	As of December 31, 2017

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	79,372	0.6
	TV		36,038	0.6
	Notebook		14,311	0.5
	Others		12,444	0.4

	Sub-Total	~~W~~	142,165

Development in process	Mobile	~~W~~	117,222	—
	TV		30,670	—
	Notebook		2,356	—
	Others		4,347	—

	Sub-Total	~~W~~	154,595

	Total	~~W~~	296,760

11.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Current
Current portion of long-term borrowings and bonds	~~W~~	1,553,907	1,452,926

	~~W~~	1,553,907	1,452,926

Non-current
Won denominated borrowings	~~W~~	2,700,608	1,251,258
Foreign currency denominated borrowings		2,531,663	1,392,931
Bonds		1,772,599	1,506,003
Derivatives(*)		25,758	—

	~~W~~	7,030,628	4,150,192

(*)	Represents exchange rate swap contracts related to foreign currency denominated borrowings and bonds.

(b)	Won denominated long-term borrowings at the reporting date are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2018 (%)	December 31, 2018		December 31, 2017
Woori Bank	3-year Korean Treasury Bond rate – 2.75	~~W~~	1,259	1,922
Shinhan Bank	—		—	200,000
Korea Development Bank and others	CD rate (91 days) + 0.64, 2.43~3.25		2,850,000	1,250,000
Less current portion of long-term borrowings			(150,651)	(200,664)

		~~W~~	2,700,608	1,251,258

11.	Financial Liabilities, Continued

(c)	Foreign currency denominated long-term borrowings at the reporting date are as follows:

(In millions of won and USD, CNY)
Lender	Annual interest rate as of December 31, 2018 (%)(*)	December 31, 2018		December 31, 2017
The Export-Import Bank of Korea	3ML+0.75~1.70	~~W~~	955,975	755,337
China Construction Bank and others	USD: 3ML+0.80~2.00 CNY: PBOC*(0.90~1.05)		2,419,286	1,385,097

Foreign currency equivalent			USD 2,262	USD 1,500
			CNY 5,198	CNY 3,263
Less current portion of long-term borrowings		~~W~~	(843,598)	(747,503)

		~~W~~	2,531,663	1,392,931

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates) and PBOC represents People’s Bank of China.

(d)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2018 (%)	December 31, 2018		December 31, 2017
Won denominated bonds (*1)
Publicly issued bonds	March 2018 ~ October 2022	1.80~3.45	~~W~~	1,900,000	2,015,000
Privately issued bonds	May 2025 ~ May 2033	3.25~4.25		110,000	—
Less discount on bonds				(3,949)	(4,238)
Less current portion				(559,658)	(504,759)

			~~W~~	1,446,393	1,506,003

Foreign currency denominated bond (*2)
Publicly issued bond	November 2021	3.88	~~W~~	335,430	—
Foreign currency equivalent				USD 300	—
Less discount on bonds				(9,224)	—
				326,206	—

			~~W~~	1,772,599	1,506,003

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bond is to be repaid at maturity and interests are paid semi-annually.

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a) Net defined benefit liabilities recognized at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Present value of partially funded defined benefit obligations	~~W~~	1,595,423	1,562,424
Fair value of plan assets		(1,550,063)	(1,466,977)

	~~W~~	45,360	95,447

(b) Changes in the present value of the defined benefit obligations for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Opening defined benefit obligations	~~W~~	1,562,424	1,401,396
Current service cost		204,668	195,850
Past service cost		(25,749)	—
Interest cost		49,145	40,844
Remeasurements (before tax)		(27,885)	(114)
Benefit payments		(88,562)	(76,011)
Transfers from (to) related parties		(4,217)	534
Curtailment of plans		(74,459)	—
Others		58	(75)

Closing defined benefit obligations	~~W~~	1,595,423	1,562,424

Weighted average remaining maturity of defined benefit obligations as of December 31, 2018 and 2017 are 14.4 years and 14.0 years, respectively.

(c) Changes in fair value of plan assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Opening fair value of plan assets	~~W~~	1,466,977	1,258,409
Expected return on plan assets		48,184	38,453
Remeasurements (before tax)		(22,195)	(16,374)
Contributions by employer directly to plan assets		212,224	250,998
Benefit payments		(80,690)	(64,509)
Curtailment of plans		(74,437)	—

Closing fair value of plan assets	~~W~~	1,550,063	1,466,977

12.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Guaranteed deposits in banks	~~W~~	1,550,063	1,466,977

As of December 31, 2018, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

The Group’s estimated additional contribution to the plan assets for the year ending December 31, 2019 is ~~W~~63,688 million.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Current service cost	~~W~~	204,668	195,850
Past service cost		(25,749)	—
Net interest cost		961	2,391

	~~W~~	179,880	198,241

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2018		2017
Cost of sales	~~W~~	134,879	158,418
Selling expenses		11,045	11,114
Administrative expenses		19,472	16,287
Research and development expenses		14,484	12,422

	~~W~~	179,880	198,241

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Balance at January 1	~~W~~	(170,510)	(163,950)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		56,225	(48,890)
Demographic assumptions		(15,379)	(7,702)
Financial assumptions		(12,961)	56,706
Return on plan assets		(22,195)	(16,374)
Share of associates regarding remeasurements		20	441

	~~W~~	5,710	(15,819)

Income tax	~~W~~	(1,169)	9,259

Balance at December 31	~~W~~	(165,969)	(170,510)

12.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2018	December 31, 2017
Expected rate of salary increase	4.3%	4.7%
Discount rate for defined benefit obligations	2.8%	3.2%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2018	December 31, 2017
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.02%	0.02%
Fifties	Males	0.05%	0.05%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2018:

(In millions of won)	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(199,750)	241,608
Expected rate of salary increase		236,002	(199,363)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2018 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2018	~~W~~	43	102,450	1,835	104,328

Adjustment from adoption of K-IFRS No. 1115		—	—	9,789	9,789
Additions (reversals)		—	234,928	(2,694)	232,234
Usage		(43)	(215,290)	—	(215,333)

Balance at December 31, 2018	~~W~~	—	122,088	8,930	131,018

Current	~~W~~	—	89,324	8,930	98,254
Non-current	~~W~~	—	32,764	—	32,764

(*)

The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current liabilities
Withholdings	~~W~~	30,970	63,766
Unearned revenues		43,841	12,225

Security deposits		165	—

	~~W~~	74,976	72,991

Non-current liabilities
Long-term accrued expenses	~~W~~	80,817	70,561
Long-term other accounts payable		3,103	2
Long-term unearned revenue		2,116	—
Security deposits		10,790	—

	~~W~~	96,826	70,563

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Argos Limited and affiliated companies (“Argos”) filed a Notice of Claim against the Controlling Company and LG Display Taiwan Co., Ltd. in the High Court of Justice in London alleging infringement of Treaty on the Functioning of the European Union and Agreement on the European Economic Area. The Controlling Company and LG Display Taiwan Co., Ltd. reached a settlement with Argos in November 2018.

Others

The Group is defending against various claims in addition to pending proceedings described above. The Group does not have a present obligation for these matters and has not recognized any provision at December 31, 2018.

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,670 million (~~W~~1,867,227 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2018, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts mentioned above, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	90,000	90,000		—	—
		USD	25	27,953	USD	12	13,286
	Sumitomo Mitsui Banking Corporation	USD	20	22,362		—	—
		KRW	130,000	130,000	KRW	36,089	36,089
	Bank of Tokyo-Mitsubishi UFJ	USD	40	44,724	USD	40	44,516
	BNP Paribas	USD	200	223,620	USD	12	13,630
	ING Bank	USD	150	167,715	USD	31	35,554

		USD	435		USD	95
		KRW	220,000	706,374	KRW	36,089	143,075

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	335,430	USD	209	233,364

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	52	58,141	USD	9	10,063
	Austrailia and New Zealand Banking Group Ltd	USD	70	78,267	USD	52	58,142
	Taishin International Bank	USD	289	323,131	USD	86	96,157

LG Display Germany GmbH	Citibank	USD	160	178,896		—	—
	BNP Paribas	USD	75	83,858	USD	75	83,767

LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	400	447,240	USD	230	257,164
	Standard Chartered Bank	USD	600	670,860	USD	515	575,823
	Sumitomo Mitsui Banking Corporation	USD	80	89,448	USD	67	74,915

LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	20	22,362		—	—

LG Display Guangzhou Trading Co., Ltd.	Industrial and Commercial Bank of China		—	—		—	—

		USD	2,046	2,287,633	USD	1,243	1,389,395

		USD	2,481		USD	1,338

		KRW	220,000	2,994,007	KRW	36,089	1,532,470

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments, Continued

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2018, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~33,543 million) with KEB Hana Bank, USD 80 million (~~W~~89,448 million) with Bank of China and USD 50 million (~~W~~9,504 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 1,538 million (~~W~~1,719,079 million) from KEB Hana Bank and others for advance received related to the long-term supply agreements. The Controlling Company also obtained payment guarantees amounting to USD 306 million (~~W~~341,929 million) from Korea Development Bank for foreign currency denominated bonds and USD 8.5 million (~~W~~9,504 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY1,711 million (~~W~~278,401 million), JPY 900 million (~~W~~9,119 million), EUR 2.5 million (~~W~~3,198 million), VND 40,498 million (~~W~~1,952 million), USD 0.5 million (~~W~~559 million), PLN 0.1 million (~~W~~30 million) and, respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2018, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of December 31, 2018, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 1,475 million (~~W~~1,649,198 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter.

The Controlling Company received payment guarantees amounting to USD 1,538 million (~~W~~1,719,079 million) from KEB Hana Bank and other various banks relating to advance received.

Pledged Assets

Regarding the secured bank loan amounting to USD 240 million (~~W~~268,093 million) from China Construction Bank, as of December 31, 2018, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~146,262 million as pledged assets.

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2018 and December 31, 2017, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2018 to December 31, 2018.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Foreign currency translation differences for foreign operations	~~W~~	(272,474)	(259,749)
Other comprehensive loss from associates (excluding remeasurements of net defined benefit liabilities)		(28,494)	(28,531)

	~~W~~	(300,968)	(288,280)

15.	Capital and Reserves, Continued

(b)	Reserves, Continued

The movement in reserves for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	Foreign currency translation differences for foreign operations		Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2017	~~W~~	(59,042)	(29,436)	(88,478)
Change in reserves		(200,707)	905	(199,802)
December 31, 2017		(259,749)	(28,531)	(288,280)
January 1, 2018		(259,749)	(28,531)	(288,280)
Change in reserves		(12,725)	37	(12,688)
December 31, 2018		(272,474)	(28,494)	(300,968)

16.	Revenue

Details of revenue for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Sales of goods	~~W~~	24,293,798	27,745,047
Royalties		17,513	20,175
Others		25,260	24,994

	~~W~~	24,336,571	27,790,216

17.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2018 and 2017.

(a)	Revenue by geography

(In millions of won)
Region	2018		2017
Domestic	~~W~~	1,589,452	1,996,183
Foreign
China		15,242,533	18,090,974
Asia (excluding China)		2,481,112	2,383,390
United States		2,462,918	2,724,714
Europe (excluding Poland)		1,496,138	1,433,126
Poland		1,064,418	1,161,829

	~~W~~	22,747,119	25,794,033

	~~W~~	24,336,571	27,790,216

Sales to Company A and Company B amount to ~~W~~7,262,255 million and ~~W~~5,171,354 million, respectively, for the year ended December 31, 2018 (2017: ~~W~~9,027,165 million and ~~W~~6,511,961 million). The Group’s top ten end-brand customers together accounted for 77% of sales for the year ended December 31, 2018 (2017: 81%).

(b)	Non-current assets by geography

(In millions of won)
Region	December 31, 2018			December 31, 2017
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	14,984,688	816,808	12,487,111	731,373
Foreign
China		5,049,216	12,332	2,929,739	17,244
Others		1,566,226	158,502	785,110	164,204

	~~W~~	6,615,442	170,834	3,714,849	181,448

	~~W~~	21,600,130	987,642	16,201,960	912,821

17.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
	2018		2017
Televisions	~~W~~	9,727,260	11,717,982
Desktop monitors		4,040,025	4,393,482
Tablet products		1,990,766	2,369,634
Notebook computers		2,836,888	2,244,088
Mobile and others		5,741,632	7,065,030

	~~W~~	24,336,571	27,790,216

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Changes in inventories	~~W~~	(341,120)	(62,299)
Purchases of raw materials, merchandise and others		12,863,812	13,548,848
Depreciation and amortization		3,554,565	3,214,576
Outsourcing fees		825,393	771,697
Labor costs		3,222,110	3,258,427
Supplies and others		1,010,352	1,239,915
Utility		899,075	865,347
Fees and commissions		722,134	692,125
Shipping costs		240,288	249,820
Advertising		112,400	236,440
Warranty expenses		234,928	251,131
Travel		104,009	92,976
Taxes and dues		123,210	91,806
Others		757,673	919,051

	~~W~~	24,328,829	25,369,860

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Salaries(*1)	~~W~~	500,610	327,288
Expenses related to defined benefit plans(*2)		30,724	27,401
Other employee benefits		90,348	94,740
Shipping costs		200,434	214,866
Fees and commissions		221,050	197,070
Depreciation		174,575	138,711
Taxes and dues		65,621	46,317
Advertising		112,400	236,440
Warranty expenses		234,928	251,131
Rent		26,691	26,711
Insurance		11,584	12,459
Travel		24,659	27,879
Training		13,309	16,311
Others		64,244	73,181

	~~W~~	1,771,177	1,690,505

(*1)	The expense related to retirement allowance for the year ended December 31, 2018 is ~~W~~184,941 million.
(*2)	The expense related to the define contribution plan for the year ended December 31, 2018 is ~~W~~111 million.

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Salaries and wages	~~W~~	2,720,014	2,704,217
Other employee benefits		500,169	483,704
Contributions to National Pension plan		75,668	73,061
Expenses related to defined benefit plan and defined contribution plan(*)		180,737	198,241

	~~W~~	3,476,588	3,459,223

(*)	The expense related to the define contribution plan for the year ended December 31, 2018 is ~~W~~857 million.

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Foreign currency gain	~~W~~	970,306	969,425
Gain on disposal of property, plant and equipment		6,620	101,227
Gain on disposal of intangible assets		239	308
Reversal of impairment loss on intangible assets		348	35
Rental income		3,584	2,212
Others		21,941	8,539

	~~W~~	1,003,038	1,081,746

(b)	Details of other non-operating expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Foreign currency loss	~~W~~	1,030,084	1,189,193
Other bad debt expenses		4	1,798
Loss on disposal of property, plant and equipment		15,048	20,030
Impairment loss on property, plant, and equipment		43,601	—
Loss on disposal of intangible assets		—	30
Impairment loss on intangible assets		82	1,809
Donations		7,698	17,152
Expenses related to legal proceedings or claims and others		18,716	443

	~~W~~	1,115,233	1,230,455

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Finance income
Interest income	~~W~~	69,020	60,106
Foreign currency gain		160,989	210,890
Gain on disposal of investments in equity accounted investees		—	3,669
Reversal of impairment loss of investments in equity accounted investees		802	—
Gain on transaction of derivatives		2,075	3,106
Gain on valuation of derivatives		13,059	1,070
Gain on disposal of available-for-sale financial assets		—	8
Gain on valuation of financial asset at fair value through profit or loss		8,186	170

	~~W~~	254,131	279,019

Finance costs
Interest expense	~~W~~	80,517	90,538
Foreign currency loss		184,309	126,642
Loss on disposal of investments in equity accounted investees		595	42,112
Loss on impairment of investments in equity accounted investees		17,397	4,234
Loss on impairment of available-for-sale financial assets		—	1,948
Loss on valuation of financial asset at fair value through profit or loss		225	—
Loss on sale of trade accounts and notes receivable		13,361	784
Loss on transaction of derivatives		49	514
Loss on valuation of derivatives		26,600	—
Others		3,840	2,084

	~~W~~	326,893	268,856

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Foreign currency translation differences for foreign operations	~~W~~	(19,987)	(231,738)

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	(19,987)	(231,738)

23.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Current tax expense
Current year		167,394	512,123
Adjustment for prior years		82,225	—

	~~W~~	249,619	512,123

Deferred tax expense (benefit)
Origination and reversal of temporary differences		(226,360)	(104,835)
Change in unrecognized deferred tax assets		64,818	(11,708)

	~~W~~	(161,542)	(116,543)

Income tax expense	~~W~~	88,077	395,580

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018				2017
	Before tax		Tax benefit	Net of tax	Before tax	Tax benefit (expense)	Net of tax
Remeasurements of net defined benefit liabilities (assets)		5,690	(1,169)	4,521	(16,260)	9,259	(7,001)
Foreign currency translation differences for foreign operations		(19,987)	—	(19,987)	(231,738)	—	(231,738)
Change in equity of equity method investee		57	—	57	1,346	—	1,346

	~~W~~	(14,240)	(1,169)	(15,409)	(246,652)	9,259	(237,393)

23.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2018 and 2017 is as follows:

(In millions of won)		2018		2017
Profit (loss) for the year	~~W~~		(179,443)		1,937,052
Income tax expense			88,077		395,580

Profit (loss) before income tax			(91,366)		2,332,632

Income tax expense using the statutory tax rate of each country		(33.60%)	30,695	28.54%	665,733
Non-deductible expenses		(40.07%)	36,608	2.72%	63,416
Tax credits		117.27%	(107,146)	(10.64%)	(248,191)
Change in unrecognized deferred tax assets		(70.94%)	64,818	(0.50%)	(11,708)
Adjustment for prior years		(90.00%)	82,225	—	—
Effect on change in tax rate (Note 24(d))		15.68%	(14,326)	(3.10%)	(72,376)
Others		5.25%	(4,797)	(0.06%)	(1,294)

Actual income tax expense	~~W~~		88,077		395,580

Actual effective tax rate			( *)		16.96%

(*)	Actual effective tax rate are not calculated due to loss before income tax.

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2018, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~85,368 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

24.	Deferred Tax Assets and Liabilities, Continued

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards which are primarily related to Korea is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2018, the Controlling Company recognized deferred tax assets of ~~W~~308,393 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31, 2019		December 31, 2020	December 31, 2021	December 31, 2022
Tax credit carryforwards	~~W~~	29,770	—	58,391	91,862

24.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2018		December, 31, 2017	December, 31, 2018	December, 31, 2017	December, 31, 2018	December, 31, 2017
Other accounts receivable, net	~~W~~	—	—	(1,013)	(1,441)	(1,013)	(1,441)
Inventories, net		60,606	34,550	—	—	60,606	34,550
Defined benefit liabilities, net		—	2,375	—	—	—	2,375
Unrealized gain or loss and others		13,404	29,061	—	—	13,404	29,061
Accrued expenses		126,072	183,903	—	—	126,072	183,903
Property, plant and equipment		445,721	409,928	(1,495)	—	444,226	409,928
Intangible assets		3,468	3,457	(14,588)	(24,646)	(11,120)	(21,189)
Provisions		32,468	27,018	—	—	32,468	27,018
Gain or loss on foreign currency translation, net		13	13	—	—	13	13
Others		20,850	27,562	(7,665)	—	13,185	27,562
Tax loss carryforwards		134,845	—	—	—	134,845	—
Tax credit carryforwards		308,393	268,926	—	—	308,393	268,926

Deferred tax assets (liabilities)	~~W~~	1,145,840	986,793	(24,761)	(26,087)	1,121,079	960,706

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	January 1, 2017		Profit or loss	Other compre- hensive income (loss)	December 31, 2017	Profit or loss	Other compre- hensive income	December 31, 2018
Other accounts receivable, net	~~W~~	(1,190)	(251)	—	(1,441)	428	—	(1,013)
Inventories, net		35,771	(1,221)	—	34,550	26,056	—	60,606
Defined benefit liabilities, net		10,817	(17,701)	9,259	2,375	(1,206)	(1,169)	—
Subsidiaries and associates		34,777	(5,716)	—	29,061	(15,657)	—	13,404
Accrued expenses		122,998	60,905	—	183,903	(57,831)	—	126,072
Property, plant and equipment		338,860	71,068	—	409,928	34,298	—	444,226
Intangible assets		(31,027)	9,838	—	(21,189)	10,069	—	(11,120)
Provisions		15,051	11,967	—	27,018	5,450	—	32,468
Gain or loss on foreign currency translation, net		11	2	—	13	—	—	13
Others		21,435	6,127	—	27,562	(14,377)	—	13,185
Tax loss carryforwards		—	—			134,845	—	134,845
Tax credit carryforwards		287,400	(18,474)	—	268,926	39,467	—	308,393

Deferred tax assets (liabilities)	~~W~~	834,903	116,544	9,259	960,706	161,542	(1,169)	1,121,079

Statutory tax rate applicable to the Controlling Company is 24.2% for the year ended December 31, 2017. During the year ended December 31, 2017, certain amendments to corporate income tax rules in Korea were enacted and effective on January 1, 2018 that resulted in application of 27.5% for taxable income in excess of ~~W~~300,000 million. Deferred taxes as of December 31, 2018 and December 31, 2017 have been measured using the applicable tax rates from the amendment.

25.	Earnings (Loss) Per Share Attributable to Owners of the Controlling Company

(a)	Basic earnings (loss) per share for the years ended December 31, 2018 and 2017 are as follows:

(In won and No. of shares)
	2018		2017
Profit (loss) attributable to owners of the Controlling Company	~~W~~	(207,239,484,774)	1,802,756,119,275
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings (loss) per share	~~W~~	(579)	5,038

For the years ended December 31, 2018 and 2017, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)	Diluted earnings (loss) per share for the years ended December 31, 2018 and 2017 are not calculated since there was no potential common stock.

26.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency Risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. The Group entered into a currency swap contract to hedge currency risk with respect to foreign currency borrowings and bonds.

26.	Financial Risk Management, Continued

(i)	Currency Risk, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2018
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	790	83	5,515	121	8	206	2,070,889
Trade accounts and notes receivable	2,175	7	1,098	—	—	—	—
Non-trade receivable	21	852	201	3	4		23,182
Other assets denominated in foreign currencies	33	220	11,157	108	12	23	2,782
Trade accounts and notes payable	(863)	(12,501)	(2,862)	—	—	—	(355,390)
Other accounts payable	(928)	(20,326)	(4,762)	(6)	(3)	(4)	(1,585,130)
Borrowings	(2,571)	—	(5,198)	—	—	—	—

Aggregate notional amounts in financial position	(1,343)	(31,665)	5,149	226	21	225	156,333

Currency swap contracts	780	—	—	—	—	—	—

Net exposure	(563)	(31,665)	5,149	226	21	225	156,333

(In millions)	December 31, 2017
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,228	152	6,940	16	3	165	342,063
Deposits in banks	—	—	750	—	—	—	—
Trade accounts and notes receivable	3,316	11	1,453	—	—	—	—
Non-trade receivable	62	1,340	136	2	9	—	13,405
Other assets denominated in foreign currencies	1	206	596	7	—	—	1,882
Trade accounts and notes payable	(1,345)	(14,898)	(2,843)	—	—	—	(102,398)
Other accounts payable	(285)	(14,653)	(2,403)	(11)	(8)	(4)	(2,138,370)
Borrowings	(1,500)	—	(3,263)	—	—	—	—

Net exposure	1,477	(27,842)	1,366	14	4	161	(1,883,418)

26.	Financial Risk Management, Continued

(i)	Currency Risk, Continued

i)	Exposure to currency risk, Continued

Average exchange rates applied for the years ended December 31, 2018 and 2017 and the exchange rates at December 31, 2018 and December 31, 2017 are as follows:

(In won)	Average rate			Reporting date spot rate
	2018		2017	December 31, 2018	December 31, 2017
USD	~~W~~	1,100.21	1,131.08	1,118.10	1,071.40
JPY		9.96	10.09	10.13	9.49
CNY		166.41	167.52	162.76	163.65
TWD		36.51	37.16	36.58	35.92
EUR		1,298.53	1,277.01	1,279.16	1,279.25
PLN		304.87	299.98	297.33	306.07
VND		0.0478	0.0498	0.0482	0.0472

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2018 and 2017, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2018			December 31, 2017
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(46,136)	38,725	50,040	91,238
JPY (5 percent weakening)		(12,060)	(10,497)	(10,294)	(9,141)
CNY (5 percent weakening)		41,779	318	13,212	(6,396)
TWD (5 percent weakening)		413	1	23	1
EUR (5 percent weakening)		1,197	390	16	594
PLN (5 percent weakening)		3,451	(236)	2,515	(120)
VND (5 percent weakening)		273	273	(4,445)	—

A stronger won against the above currencies as of December 31, 2018 and 2017 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

26.	Financial Risk Management, Continued

(ii)	Interest Rate Risk

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Fixed rate instruments
Financial assets	~~W~~	2,443,583	3,360,800
Financial liabilities		(5,033,515)	(2,962,671)

	~~W~~	(2,589,932)	398,129

Variable rate instruments
Financial liabilities	~~W~~	(3,525,262)	(2,640,447)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2018 and 2017 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2018
Variable rate instruments(*)	~~W~~	(25,558)	25,558	(25,558)	25,558
December 31, 2017
Variable rate instruments(*)	~~W~~	(17,362)	17,362	(17,362)	17,362

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

(iii)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

26.	Financial Risk Management, Continued

(iii)	Credit risk, Continued

In relation to the impairment of financial assets, the Group recognizes expected credit loss and its changes at each reporting date subsequent to initial recognition of financial asset according to an expected credit loss impairment model.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2018 and 2017 are as follows:

i)	As of December 31, 2018

(In millions of won)
	December 31, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,365,022
Deposits in banks		78,411
Trade accounts and notes receivable		2,829,163
Non-trade receivable		159,238
Accrued income		10,075
Deposits		91,123
Short-term loans		16,116
Long-term loans		55,048
Long-term non-trade receivable		11,448

	~~W~~	5,615,644

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,327
Derivatives		13,059

	~~W~~	14,386

Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	161

	~~W~~	5,630,191

25.	Financial Risk Management, Continued

ii)	As of December 31, 2017

(In millions of won)
	December 31, 2017
Cash and cash equivalents	~~W~~	2,602,560
Deposits in banks		758,089
Trade accounts and notes receivable		4,325,120
Non-trade receivable		150,554
Accrued income		14,273
Available-for-sale financial assets		162
Financial assets at fair value through profit or loss		1,552
Deposits		30,378
Short-term loans		16,766
Long-term loans		32,408
Long-term non-trade receivable		8,738
Derivatives		842

	~~W~~	7,941,442

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Group’s management policy.

26.	Financial Risk Management, Continued

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2018.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank borrowings	~~W~~	268,093	268,190	268,190	—	—	—	—
Unsecured bank borrowings		5,958,427	6,588,502	565,832	356,688	973,297	4,169,682	523,003
Unsecured bond issues		2,332,257	2,537,553	291,738	328,400	456,990	1,320,248	140,177
Trade accounts and notes payable		3,087,461	3,087,461	3,087,461	—	—	—	—
Other accounts payable		3,566,629	3,566,629	3,565,599	1,030	—	—	—
Long-term other accounts payable		3,103	3,103	—	—	2,077	1,026	—
Security deposits		10,955	10,955	—	165	10,790	—	—
Derivative financial liabilities
Derivatives	~~W~~	25,758	(35,140)	(6,742)	(6,728)	(12,517)	(9,153)	—

	~~W~~	15,252,683	16,027,253	7,772,078	679,555	1,430,637	5,481,803	663,180

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

26.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2018		December 31, 2017
Total liabilities	~~W~~	18,289,464	14,178,177
Total equity		14,886,246	14,981,510
Cash and deposits in banks (*1)		2,443,422	3,360,638
Borrowings (including bonds)		8,558,777	5,603,118
Total liabilities to equity ratio		123%	95%
Net borrowings to equity ratio (*2)		41%	15%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

26. Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at fair value through profit or loss and at fair value through other comprehensive income is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using valuation methods.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2018 and 2017 are as follows:

i)	As of December 31, 2018

(In millions of won)
	December 31, 2018
	Carrying amounts		Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,365,022	(	*)
Deposits in banks		78,411	(	*)
Trade accounts and notes receivable		2,829,163	(	*)
Non-trade receivable		159,238	(	*)
Accrued income		10,075	(	*)
Deposits		91,123	(	*)
Short-term loans		16,116	(	*)
Long-term loans		55,048	(	*)
Long-term non-trade receivable		11,448	(	*)
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	13,681	13,681
Convertible bonds		1,327	1,327
Derivatives		13,059	13,059
Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	161	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	25,758	25,758
Financial liabilities carried at amortized cost
Secured bank borrowings	~~W~~	268,093	268,093
Unsecured bank borrowings		5,958,427	6,013,903
Unsecured bond issues		2,332,257	2,384,987
Trade accounts and notes payable		3,087,461	(	*)
Other accounts payable		3,566,629	(	*)
Long-term other accounts payable		3,103	(	*)
Security deposits		10,955	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

ii)	As of December 31, 2017

(In millions of won)
	December 31, 2017
	Carrying amounts		Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	162	162
Financial asset at fair value through profit or loss		1,552	1,552
Derivatives		842	842
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,602,560	(	*)
Deposits in banks		758,089	(	*)
Trade accounts and notes receivable		4,325,120	(	*)
Non-trade receivable		150,554	(	*)
Accrued income		14,273	(	*)
Deposits		30,378	(	*)
Short-term loans		16,766	(	*)
Long-term loans		32,408	(	*)
Long-term non-trade receivable		8,738	(	*)
Liabilities carried at amortized cost
Secured bank borrowings	~~W~~	642,172	642,172
Unsecured bank borrowings		2,950,184	2,955,399
Unsecured bond issues		2,010,762	2,016,086
Trade accounts and notes payable		2,875,090	(	*)
Other accounts payable		3,169,937	3,170,147
Long-term other accounts payable		2	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2018
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	—	—	13,681	13,681
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	13,059	13,059
Financial asset at fair value through other comprehensive income
Debt instrument	~~W~~	161	—	—	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	25,758	25,758

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2017
Available-for-sale financial assets	~~W~~	162	—	—	162
Financial assets at fair value through profit or loss		—	—	1,552	1,552
Derivatives		—	—	842	842

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	December 31, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank borrowings	~~W~~	—	—	268,093	Discounted cash flow	Discount rate
Unsecured bank borrowings		—	—	6,013,903	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,384,987	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank borrowings	~~W~~	—	—	642,172	Discounted cash flow	Discount rate
Unsecured bank borrowings		—	—	2,955,399	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,016,086	Discounted cash flow	Discount rate
Other accounts payable		—	—	3,170,147	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2018	December 31, 2017
Borrowings, bonds and others	2.09~3.37%	1.57~2.92%

27.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2018 are as follows:

(In millions of won)
	January 1, 2018			Non-cash transactions
			Cash flows from financing activities	Reclassification	Exchange rate effect	Effective interest adjustment	December 31, 2018
Short-term borrowings	~~W~~	—	(720)	—	720	—	—
Current portion of long-term borrowings and bonds		1,452,926	(1,859,098)	1,904,888	54,659	532	1,553,907
Long-term borrowings		2,644,189	3,882,958	(1,345,520)	50,644	—	5,232,271
Bonds		1,506,003	828,169	(559,368)	(4,172)	1,967	1,772,599

	~~W~~	5,603,118	2,851,309	—	101,851	2,499	8,558,777

28.	Related Parties and Others

(a)	Related parties

Related parties for the year ended December 31, 2018 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

28.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.	~~W~~	—	30	1,608	58,111	—	896
AVATEC Co., Ltd.		—	530	—	—	71,403	905
Paju Electric Glass Co., Ltd.		—	4,172	364,183	—	—	4,411
WooRee E&L Co., Ltd.		—	—	58	—	—	144
YAS Co., Ltd.		—	—	5,281	143,192	—	3,391
LB Gemini New Growth Fund No. 16(*)		1,112	540	—	—	—	—

	~~W~~	1,112	5,272	371,130	201,303	71,403	9,747

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,215,153	—	36,522	1,041,563	—	127,775
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	71,798	—	—	—	—	103
LG Electronics Vietnam Haiphong Co., Ltd.		173,051	—	—	4,541	—	166

28.	Related Parties and Others, Continued

(In millions of won)	2018
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	223,524	—	—	424	—	1,528
LG Electronics RUS, LLC		106,631	—	—	—	—	2,673
LG Electronics do Brasil Ltda.		192,775	—	—	—	—	350
LG Innotek Co., Ltd.		29,267	—	147,453	—	—	39,136
Qingdao LG Inspur Digital Communication Co., Ltd.		37,738	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		131,970	—	—	—	—	1
LG Electronics Mexicalli, S.A. DE C.V.		187,844	—	—	—	—	210
LG Electronics Mlawa Sp. z o.o.		740,784	—	—	—	—	631
LG Electronics Taiwan Taipei Co., Ltd.		12,746	—	—	—	—	330
LG Hitachi Water Solutions Co., Ltd.		9,100	—	—	304,365	—	8,980
LG Electronics Reynosa, S.A. DE C.V.		1,030,414	—	—	—	—	2,021
LG Electronics Almaty Kazakhstan		3,759	—	—	—	—	42
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	330	26,871	—	7,264
HiEntech Co., Ltd.		—	—	—	22,378	—	29,215
Hientech (Tianjin) Co., Ltd.		—	—	—	92,900	—	23,880
LG Electronics S.A. (Pty) Ltd.		7,244	—	—	—	—	20
LG Electronics Egypt S.A.E.		25,491	—	—	—	—	16
Others		5,195	—	28	15	—	11,480

	~~W~~	2,989,331	—	147,811	451,494	—	128,046

	~~W~~	4,205,596	5,272	555,463	1,694,360	71,403	265,556

(*)	Represents transactions occurred prior to disposal of the entire investments.

28.	Related Parties and Others, Continued

(In millions of won)	2017
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd. (*)	~~W~~	1	—	—	—	4	6
INVENIA Co., Ltd.		—	—	1,862	66,548	—	2,259
AVATEC Co., Ltd.		—	530	—	—	90,785	720
Paju Electric Glass Co., Ltd.		—	8,109	380,815	—	—	4,225
Shinbo Electric Co., Ltd. (*)		15,812	—	—	—	—	21
Narenanotech Corporation (*)		—	—	279	21,727	—	244
WooRee E&L Co., Ltd.		—	—	—	—	—	175
YAS Co., Ltd.		—	—	6,347	69,243	—	2,474

	~~W~~	15,813	8,639	389,303	157,518	90,789	10,124

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,689,381	—	47,898	906,427	—	109,865
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	71,597	—	—	—	—	163
LG Electronics Vietnam Haiphong Co., Ltd.		205,934	—	—	8,892	—	198

28.	Related Parties and Others, Continued

(In millions of won)	2017
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	300,785	—	—	245	—	379
LG Electronics RUS, LLC		103,479	—	—	—	—	963
LG Electronics do Brasil Ltda.		228,821	—	—	—	—	430
LG Innotek Co., Ltd.		14,836	—	199,896	—	—	5,692
Qingdao LG Inspur Digital Communication Co., Ltd.		77,787	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		230,832	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		319,772	—	—	—	—	186
LG Electronics Mlawa Sp. z o.o.		847,565	—	—	—	—	985
LG Electronics Taiwan Taipei Co., Ltd.		13,693	—	—	—	—	164
LG Hitachi Water Solutions Co., Ltd.		—	—	—	318,978	—	1,532
LG Electronics Reynosa, S.A. DE C.V.		1,287,340	—	—	—	—	1,926
LG Electronics Almaty Kazakhstan		14,079	—	—	—	—	53
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	255	3,744	—	2,621
HiEntech Co., Ltd.		—	—	—	6,991	—	34,432
Hientech (Tianjin) Co., Ltd.		—	—	—	21,838	—	11,822
LG Electronics S.A. (Pty) Ltd.		14,155	—	—	—	—	25
Others		857	—	3	14	—	7,264

	~~W~~	3,731,532	—	200,154	360,702	—	68,835

	~~W~~	5,436,726	8,639	637,355	1,424,647	90,789	188,824

(*)	Represents transactions occurred prior to disposal of the entire investments.

28.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2018		December 31, 2017	December 31, 2018	December 31, 2017
Associates
INVENIA Co., Ltd.		2,000	2,375	30,179	18,662
AVATEC Co., Ltd.		—	—	4,382	2,949
Paju Electric Glass Co., Ltd.		—	—	60,566	60,141
WooRee E&L Co., Ltd.			—	30,179	61
YAS Co., Ltd.		—	375	4,382	6,474

	~~W~~	2,000	2,750	101,279	88,287

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	247,679	550,335	430,677	257,071
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics do Brasil Ltda.	~~W~~	15,608	19,091	62	10
LG Electronics RUS, LLC		22,570	25,102	90	80
LG Innotek Co., Ltd.		2,885	407	47,382	62,675
Qingdao LG Inspur Digital Communication Co., Ltd.		3,530	13,061	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		13,172	55,278	—	—

28.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2018		December 31, 2017	December 31, 2018	December 31, 2017
LG Electronics Mexicali, S.A. DE C.V.	~~W~~	15,305	29,440	—	—
LG Electronics Mlawa Sp. z o.o.		70,236	136,874	33	25
LG Electronics Nanjing New Technology Co., Ltd.		43,463	46,373	139	699
LG Electronics Reynosa, S.A. DE C.V.		69,189	137,413	134	82
LG Electronics Vietnam Haiphong Co., Ltd.		25,544	36,017	—	3,917
LG Hitachi Water Solutions Co., Ltd.		9,100	—	50,425	154,864
Hientech (Tianjin) Co., Ltd.		—	—	16,345	5,600
Hientech Co., Ltd.		—	—	16,816	6,679
LG Electronics India Pvt. Ltd.		9,047		29
LG Electronics Egypt S.A.E.		10,296		—
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—		17,654
Others		5,263	10,648	1,246	1,715

	~~W~~	315,208	509,704	150,355	236,346

	~~W~~	564,887	1,062,789	682,311	581,704

28.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	Loans(*)
Associates	January 1, 2018		Increase	Decrease	December 31, 2018
INVENIA Co., Ltd.		2,375	—	375	2,000
YAS Co., Ltd.		375	—	375	—

	~~W~~	2,750	—	750	2,000

(*1)	Loans are presented based on nominal amounts.

(In millions of won)
	Loans(*1)
Associates	January 1, 2017		Increase	Decrease	December 31, 2017
New Optics Ltd.(*2)	~~W~~	1,000	—	125	875
INVENIA Co., Ltd.		833	2,000	458	2,375
Narenanotech Corporation(*2)		300	—	75	225
YAS Co., Ltd.		833	—	458	375

	~~W~~	2,966	2,000	1,116	3,850

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2017.

28.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the years ended December 31, 2018 and 2017 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the year ended December 31, 2018			December 31, 2018
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries(*)		715,835	578,153	83,011	146,836
LG Uplus Corp.		21	1,745	—	178
LG Chem Ltd. and its subsidiaries		1,648	1,233,945	173	184,357
Serveone and its subsidiaries		401	1,928,820	21,307	510,132
Silicon Works Co., Ltd.		—	713,093	—	140,694
LG Corp.		—	54,434	11,246	—
LG Management Development Institute		—	9,734	3,480	441
LG CNS Co., Ltd. and its subsidiaries		—	278,330	1	95,703
LG Hausys Ltd		1,111	4	—	3
LG Household & Health Care and its subsidiaries		1	118	—	—
LG Holdings Japan Co., Ltd.		—	1,836	2,037	—
G2R Inc. and its subsidiaries		—	60,978	—	19,773
Robostar Co., Ltd.		—	3,616	—	2,723

	~~W~~	719,017	4,864,806	121,255	1,100,840

28.	Related Parties and Others, Continued

(*)

For transactions which LG International and its subsidiaries act as an agent of the Group and receive commission revenue from the Group, above transaction amount only include commission revenue recognized by LG International and its subsidiaries. For prior year comparative purpose, gross sales and others for the year ended December 31, 2018 amount to ~~W~~770,277 million and gross purchase and others for the year ended December 31, 2018 amount to ~~W~~1,140,207 million.

(In millions of won)
	For the year ended December 31, 2017			December 31, 2017
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	734,555	1,906,476	112,200	230,179
LG Household & Health Care and its subsidiaries		—	132	—	3
LG Uplus Corp.		152	1,859	—	1,505
LG Chem Ltd. and its subsidiaries		16,915	1,336,867	8,684	246,491
SK Siltron Co., Ltd. (formerly, Siltron Co., Ltd.)(*)		10	—	—	—
Lusem Co., Ltd.(*)		13	694	1	53
Serveone and its subsidiaries		677	1,869,660	21,567	645,847
Silicon Works Co., Ltd.		—	624,127	—	120,031
LG Corp.		—	60,756	4,700	1,523
LG Management Development Institute		—	10,233	3,480	699
LG CNS Co., Ltd. and its subsidiaries		323	282,506	4	115,899
LG Hausys Ltd		1,673	391	—	374
LG Holdings Japan Co., Ltd.		—	1,859	1,908	—
G2R Inc. and its subsidiaries		—	97,006	—	14,785

		754,318	6,192,566	152,544	1,377,389

(*)	Represents transactions occurred prior to disposal of the entire investments.

28.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Short-term benefits	~~W~~	2,622	3,724
Expenses related to the defined benefit plan		794	488

	~~W~~	3,416	4,212

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

29.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2018 and 2017 is as follows:

(In millions of won)
	2018		2017
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	516,734	632,355

30.	Non-current Assets Held for Sale

The Group plans to dispose a part of tangible assets of LG Display Poland Sp. z o.o. based on the management’s approval and began effort to sell the disposal group. The Group expects to complete the sale within the first half of 2019.

(1)	impairment loss of disposal group

Fair value less costs to sell of disposal group is expected to exceed the carrying amount and no impairment loss is recognized to the non-current assets held for sale.

(2)	assets of disposal group

Non-current assets as held for sale at the reporting date is as follows:

(In millions of won)
December 31, 2018
Property, plant and equipment	~~W~~	70,161

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2018 and 2017

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of LG Display Co., Ltd. (the “Company”), which comprise the separate statements of financial position of the Company as of December 31, 2018 and 2017, the related separate statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2018 and 2017, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2018. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i)	Impairment of non-current assets

As at December 31, 2018, goodwill amounts to ~~W~~72,588 million and has been allocated to the entire Company as one cash generating unit. Management performs impairment assessment of the Company by estimating the recoverable amount for the Company at each reporting period. As described in note 3 (k)(ii) to the separate financial statements, an impairment loss for non-current assets is recognized if the carrying amount of the Company exceeds its recoverable amount.

The recoverable amount used in impairment testing as of December 31, 2018 is value in use, which is estimated based on the expected future cash flows including the estimates of revenue, operating expense and growth rate, and discount rate. Considering the significant degree of the judgment in estimating the value in use of the Company and the potential impact of the impairment on its separate financial statements, we identified the impairment of non-current assets as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•	Testing certain internal controls over the Company’s non-current assets impairment process.

•	Comparing the forecasts included in discounted cash flow forecasts prepared in prior year with the current year’s performance to assess the Company’s ability to accurately forecast.

•

Evaluating the key assumptions used to determine the value in use which included the estimated revenue, operating expenses and growth rate by comparison with the latest financial budgets approved by the board of directors, historical performance and industry reports.

•	Engaging our internal valuation specialists to assist us in assessing the discount rate applied by comparison with our recalculated rate using market data.

•

Performing sensitivity analysis on the discount rate and terminal growth rate applied to assess the impact of changes in these key assumptions on the conclusion reached in management’s impairment assessment.

(ii)	Assessment of recoverability of deferred tax assets

As described in note 3 (q)(ii) to the separate financial statements, deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As at December 31, 2018, deferred tax assets of KRW 308,393 million are from tax credit carryforwards which are primarily related to Korea.

The determination of the recoverability of deferred tax assets is complex as it requires the exercise of management judgment in estimating future taxable income and the timing of utilization of tax credits. Considering that estimation contains certain judgmental assumptions about future taxable profits including the estimates of revenue and operating expense, which are inherently uncertain and involve significant degree of judgment, we identified the assessment of recoverability of deferred tax assets as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•	Testing certain internal controls relating to the Company’s deferred tax assets recoverability evaluation process.

•

Evaluating key inputs used to determine future taxable income, such as revenue and operating expense, by comparing with the latest financial budgets approved by the board of directors, historical performance and industry reports.

•	Comparing the forecasts of taxable income and timing of utilization of tax credit in prior years to actual results to assess the Company’s ability to accurately forecast.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative to do so..

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether theses separate financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements as of and for the year ended December 31, 2018 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Heon Chang, Oh.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 25, 2019

This report is effective as of February 25, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2018 and 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Assets
Cash and cash equivalents	4, 26	~~W~~	473,283	566,408
Deposits in banks	4, 26		77,200	580,770
Trade accounts and notes receivable, net	5, 14, 26, 28		3,389,108	4,673,570
Other accounts receivable, net	5, 26		321,963	687,109
Other current financial assets	6, 26		29,281	13,499
Inventories	7		1,951,155	1,682,245
Other current assets	5		136,349	177,473

Total current assets			6,378,339	8,381,074
Deposits in banks	4, 26		11	11
Investments	8		3,602,214	2,683,941
Other non-current accounts receivable, net	5, 26		25,823	15,115
Other non-current financial assets	6, 26		77,192	49,657
Property, plant and equipment, net	9		14,984,564	12,487,001
Intangible assets, net	10		816,808	731,373
Deferred tax assets	24		851,936	727,248
Other non-current assets	5		325,219	333,995

Total non-current assets			20,683,767	17,028,341

Total assets		~~W~~	27,062,106	25,409,415

Liabilities
Trade accounts and notes payable	26, 28	~~W~~	3,186,123	2,391,493
Current financial liabilities	11, 26		1,044,841	1,060,735
Other accounts payable	26		1,746,412	2,701,823
Accrued expenses			516,970	755,062
Income tax payable			17,404	235,593
Provisions	13		96,555	73,685
Advances received	14		780,906	142,700
Other current liabilities	13		27,419	33,514

Total current liabilities			7,416,630	7,394,605
Non-current financial liabilities	11, 26		5,139,476	3,165,413
Non-current provisions	13		32,764	28,312
Defined benefit liabilities, net	12		44,187	94,535
Long-term advances received	14		1,122,015	830,335
Other non-current liabilities	13		94,453	66,956

Total non-current liabilities			6,432,895	4,185,551

Total liabilities			13,849,525	11,580,156

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings	16		9,172,389	9,789,067

Total equity			13,212,581	13,829,259

Total liabilities and equity		~~W~~	27,062,106	25,409,415

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income (Loss)

For the years ended December 31, 2018 and 2017

(In millions of won, except earnings per share)	Note	2018		2017
Revenue	17, 28	~~W~~	22,371,687	25,591,082
Cost of sales	7, 18, 28		(20,439,681)	(21,718,047)

Gross profit			1,932,006	3,873,035
Selling expenses	19		(519,804)	(666,891)
Administrative expenses	19		(678,861)	(473,477)
Research and development expenses			(1,206,336)	(1,195,937)

Operating profit (loss)			(472,995)	1,536,730

Finance income	22		148,301	763,489
Finance costs	22		(129,652)	(119,534)
Other non-operating income	21		541,547	790,476
Other non-operating expenses	21		(577,007)	(931,294)

Profit (loss) before income tax			(489,806)	2,039,867
Income tax expense (benefit)	23		(47,515)	260,146

Profit (loss) for the year			(442,291)	1,779,721

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		5,690	(16,260)
Related income tax	12, 23		(1,169)	9,259

Other comprehensive income (loss) for the year, net of income tax			4,521	(7,001)

Total comprehensive income (loss) for the year		~~W~~	(437,770)	1,772,720

Earnings (loss) per share (In won)
Basic earnings (loss) per share	25	~~W~~	(1,236)	4,974

Diluted earnings (loss) per share	25	~~W~~	(1,236)	4,974

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(In millions of won)	Share capital		Share premium	Retained earnings	Total equity
Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	8,195,255	12,235,447

Total comprehensive income for the year
Profit for the year		—	—	1,779,721	1,779,721
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(7,001)	(7,001)

Total other comprehensive loss		—	—	(7,001)	(7,001)

Total comprehensive income for the year	~~W~~	—	—	1,772,720	1,772,720

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	(178,908)

Balances at December 31, 2017	~~W~~	1,789,079	2,251,113	9,789,067	13,829,259

Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	9,789,067	13,829,259

Total comprehensive income for the year
Loss for the year		—	—	(442,291)	(442,291)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	4,521	4,521

Total other comprehensive income		—	—	4,521	4,521

Total comprehensive loss for the year	~~W~~	—	—	(437,770)	(437,770)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	(178,908)

Balances at December 31, 2018	~~W~~	1,789,079	2,251,113	9,172,389	13,212,581

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from operating activities:
Profit (loss) for the year		~~W~~	(442,291)	1,779,721
Adjustments for:
Income tax expense (benefit)	23		(47,515)	260,146
Depreciation	9, 18		1,993,133	1,732,901
Amortization of intangible assets	10, 18		399,635	391,580
Gain on foreign currency translation			(38,724)	(143,514)
Loss on foreign currency translation			102,689	143,022
Expenses related to defined benefit plans	12, 20		178,274	196,853
Gain on disposal of property, plant and equipment			(42,864)	(139,053)
Loss on disposal of property, plant and equipment			8,615	11,620
Impairment loss on disposal of property, plant and equipment			43,601	—
Gain on disposal of intangible assets			(239)	(308)
Loss on disposal of intangible assets			—	30
Impairment loss on intangible assets			82	1,809
Reversal of impairment loss on intangible assets			(348)	(35)
Warranty expenses			207,892	217,198
Finance income			(145,293)	(761,617)
Finance costs			119,915	80,995
Other income			(3,400)	(17,127)
Other expenses			612	2,293

			2,776,065	1,976,793
Changes in
Trade accounts and notes receivable			1,110,769	316,119
Other accounts receivable			21,444	(63,844)
Inventories			(355,858)	24,738
Other current assets			101,812	14,807
Other non-current assets			(65,166)	(112,015)
Trade accounts and notes payable			828,112	(272,656)
Other accounts payable			(223,707)	161,337
Accrued expenses			(249,579)	166,035
Provisions			(190,317)	(177,439)
Other current liabilities			53,017	(6,883)
Defined benefit liabilities, net			(222,932)	(260,790)
Long-term advances received			957,717	1,020,470
Other non-current liabilities			25,745	6,368

			1,791,057	816,247
Cash generated from operating activities			4,124,831	4,572,761
Income taxes paid			(313,867)	(232,477)
Interests received			19,592	25,017
Interests paid			(145,082)	(93,487)

Net cash provided by operating activities		~~W~~	3,685,474	4,271,814

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from investing activities:
Dividends received		~~W~~	24,136	409,015
Increase in deposits in banks			(275,700)	(1,334,015)
Proceeds from withdrawal of deposits in banks			778,915	1,826,523
Acquisition of financial assets at fair value through profit or loss			(286)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	—
Acquisition of available-for-sale financial assets			—	(7)
Proceeds from disposal of available-for-sale financial assets			—	917
Acquisition of investments			(192,611)	(81,780)
Proceeds from disposal of investments			4,527	13,128
Acquisition of property, plant and equipment			(5,548,289)	(4,859,831)
Proceeds from disposal of property, plant and equipment			201,222	199,769
Acquisition of intangible assets			(466,496)	(437,290)
Proceeds from disposal of intangible assets			960	1,674
Government grants received			1,210	1,859
Receipt from settlement of derivatives			2,026	2,592
Proceeds from collection of short-term loans			11,058	1,118
Increase in short-term loans			(7,700)	—
Increase in long-term loans			(36,580)	(13,930)
Increase in deposits			(348)	(1,388)
Decrease in deposits			569	1,185
Proceeds from disposal of emission rights			10,200	6,090

Net cash used in investing activities			(5,493,181)	(4,264,371)

Cash flows from financing activities:	27
Proceeds from short-term borrowings			552,164	—
Repayments of short-term borrowings			(552,884)	(105,864)
Proceeds from issuance of bonds			828,169	497,959
Proceeds from long-term borrwoings			2,489,560	630,000
Repayments of current portion of long-term borrowings and bonds			(1,425,395)	(544,557)
Payment guarantee fee received			1,876	868
Dividends paid			(178,908)	(178,908)

Net cash provided by financing activities			1,714,582	299,498

Net increase (decrease) in cash and cash equivalents			(93,125)	306,941
Cash and cash equivalents at January 1			566,408	259,467

Cash and cash equivalents at December 31		~~W~~	473,283	566,408

See accompanying notes to the separate financial statements.

F-172

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2018, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2018, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2018, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2018, there are 20,890,926 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 29, 2019, which will be submitted for approval to the shareholders’ meeting to be held on March 15, 2019.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”) and financial asset at fair value through other comprehensive income (“FVOCI”), and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Financial instruments (note 3(f))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3(l) and 13)

•	Measurement of defined benefit obligations (note 12)

•	Deferred tax assets(note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its separate financial statements are as follows:

(a)	Changes in Accounting Policies

The Company has initially adopted K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1115, Revenue from Contracts with Customers, and K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration, from January 1, 2018.

The Company has consistently applied the accounting policies to the separate financial statements for 2018 and 2017 except for the new amendments effective for annual period beginning January 1, 2018 as mentioned below.

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 set out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standards replaces K-IFRS No. 1039 Financial Instruments: Recognition and Measurement. The Company has initially adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Company has used an exemption not to restate the separate financial statements for prior years with respects to transition requirements.

The followings describe the nature and impact on the significant changes in accounting policies from the adoption of K-IFRS No. 1109. There is no impact on the opening balance of retained earnings at January 1, 2018 resulting from the initial adoption of K-IFRS No. 1109.

i)	Classification and measurement of financial assets and financial liabilities

K-IFRS No. 1109 contains three principal classification categories for financial assets measured at amortized cost, FVOCI and FVTPL. The classification of financial assets under K-IFRS 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. K-IFRS No. 1109 eliminates the previous K-IFRS No. 1039 categories of held to maturity, loans and receivables and available for sale.

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities.

The adoption K-IFRS No. 1109 has not had a significant effect on the Company’s accounting policies related to financial liabilities and derivative financial instruments.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

The following table below explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Company’s financial assets as at January 1, 2018.

(In millions of won)	Classification under K-IFRS No. 1039	Classification under K-IFRS No. 1109	Carrying amount under K-IFRS No. 1039		Carrying amount under K-IFRS No. 1109	Difference
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	~~W~~	566,408	566,408	—
Deposits	Loans and receivables	Amortized cost		580,781	580,781	—
Trade receivables	Loans and receivables	Amortized cost		4,673,570	4,673,570	—
Other receivables	Loans and receivables	Amortized cost		702,224	702,224	—
Debt instrument	Available-for-sale	FVOCI-debt instrument		162	162	—
Equity instrument	Available-for-sale	Mandatorily at FVTPL		2,697	2,697	—
Convertible bonds	Designated as at FVTPL	Mandatorily at FVTPL		1,552	1,552	—
Derivatives	Designated as at FVTPL	Mandatorily at FVTPL		842	842	—
Others	Loans and receivables	Amortized cost		57,903	57,903	—

Total financial assets			~~W~~	6,586,139	6,586,139	—

As of January 1, 2018, there was no financial liabilities measured at FVTPL.

Impairment of financial assets

K-IFRS No. 1109 replaces the ‘incurred loss’ model in K-IFRS No. 1039 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

As a result of applying the new impairment model under K-IFRS No. 1109, as of January 1, 2018, there is no additional allowance for impairments recognized as compared with the impairment model under K-IFRS No. 1039.

Hedge Accounting

When initially applying K-IFRS No. 1109, the Company has elected as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 and as a result, there is no impact of applying K-IFRS No. 1109 on the separate financial statements as at January 1, 2018.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, continued

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from contracts with customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018 Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers.

The Company has initially adopted K-IFRS No. 1115, Revenue from contracts with customers, from January 1, 2018. The Company has adopted K-IFRS No. 1115 using the cumulative effect method with the effect of initially applying this standard recognized at the date of initial application, January 1, 2018. As a result of this change, the refund liability and a new asset for the right to recover returned goods increased by ~~W~~9,789 million, respectively, as of January 1, 2018. There is no impact on the opening balance of retained earnings at January 1, 2018. (Note 5(d), 13(a))

The effect of the application of K-IFRS No. 1115 on the Company’s separate statement of financial position as of December 31, 2018 is as follows. There is no significant impact on the separate statement of comprehensive income and the cash flows for the year ended December 31, 2018.

(In millions of won)
Categories	As reported		Adjustments	Amounts without adoption of K-IFRS No. 1115
Current Assets
Other current assets	~~W~~	136,349	(7,489)	128,860
Current Liabilities
Provisions	~~W~~	96,555	(7,489)	89,066

(iii)	K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. There is no significant impact on the separate financial statements of the Company.

3.	Summary of Significant Accounting Policies, Continued

(b)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No.1027. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on investment in equity securities designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets or liabilities are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets: Policy applicable from January 1, 2018

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

ii)	Financial assets: business model: Policy applicable from January 1, 2018

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;.

•	how the performance of the portfolio is evaluated and reported to the Company’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;.

•	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial asset to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest: Policy applicable from January 1, 2018

For the purpose of this assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses: Policy applicable from January 1, 2018

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

v)	Financial assets: Policy applicable before January 1, 2018

The Company has classified financial assets into one of the following categories

•	loans and receivables

•	available-for-sale

•	at FVTPL

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

vi)	Financial assets: subsequent measurement, gains and losses: Policy applicable before January 1, 2018

Financial assets at FVTPL	Measured at fair value and changes therein, including any interest or dividend income, were recognized in profit or loss.

Loans and receivables	Measured at amortized cost using the effective interest method.

Available-for-sale financial assets	Measured at fair value and changes therein, other than impairment losses, interest income and foreign currency differences on debt instruments, were recognized in OCI and accumulated in the fair value reserves. When these assets were derecognized, the gain or loss accumulated in equity was classified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continue to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

(ii)	Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2018, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Share Capital

The Company only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income. The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore or if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them any more or if the hedging instruments expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Derivative financial instruments are measured at fair value and changes of them not designated as a hedging instrument or not effective for hedging are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred

(iii)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment, Continued

During the year ended December 31, 2018, the Company changed estimated useful lives of the mask and mold which had previously been classified as inventories. Based on the review of the accumulated historical usage information that became available, it is expected that the mask and mold will be used for the period exceeding one year. Accordingly, the Company changed useful lives of Mask and Mold to two years, accounted for the change in accounting estimate and reclassified the mask and mold to property, plant and equipment from inventories. As a result of such change, the Company reclassified inventories amounting to ~~W~~90,955 million at the beginning of January 1, 2018 to property, plant, and equipment. The impact on the depreciation expense of the property, plant and equipment at the beginning of January 1, 2018 and newly acquired property, plant and equipment during the year ended December 31, 2018 are as follows:

(In millions of won)
	2018		2019	2020
Increase(decrease) in depreciation expense	~~W~~	(93,729)	47,682	46,047

(h)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(i)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)	Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

3.	Summary of Significant Accounting Policies, Continued

(i)	Government Grants, Continued

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

3.	Summary of Significant Accounting Policies, Continued

(i)	Government Grants, Continued

(iv)	Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)

Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Impairment

(i)	Financial assets

Financial instruments and contract assets: Policy applicable from January 1, 2018

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other debt securities and bank securities for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses: Policy applicable from January 1, 2018

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. Credit losses are measured using the present value of a cash shortfall (the difference between the contractual cash flows and the expected contractual cash flows). The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets: Policy applicable from January 1, 2018

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•	the restructuring of a loan or advance by the Company on terms that the Company would not consider otherwise;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties;

Presentation of loss allowance for ECL in the statement of financial position: Policy applicable from January 1, 2018

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Write-off: Policy applicable from January 1, 2018

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering a financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

Non-derivative financial assets: Policy applicable before January 1, 2018

Financial assets not classified as at FVTPL were assessed at each reporting date to determine whether there was objective evidence of impairment.

Objective evidence that financial assets were impaired included:

•	default or delinquency by a debtor;

•	restructuring of an amount due to the Company on terms that the Company would not consider otherwise

•	indications that a debtor or issuer would enter bankruptcy

•	adverse changes in the payment status of borrowers or issuers;

•	the disappearance of an active market for a security because of financial difficulties

•	observable data indicating that there was measurable decrease in the expected cash flows from a group of financial assets.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

For an investment in an equity instrument, objective evidence of impairment include a significant or prolonged decline in its fair value below its cost.

Financial assets at amortized cost

The Company considered evidence of impairment for these assets at both collective level and individual asset. All individual significant assets were individually assessed for impairment. Those found not to be impaired were then collectively assessed for any impairment that had been incurred but not yet individually identified. Assets that were not individually significant were collectively assessed for impairment. Collective assessment was carried out by grouping together assets with similar risk characteristics.

In assessing collective impairment, the Company used historical information on the timing of recoveries and the amount of loss incurred and made an adjustment if current economic and credit conditions were such that the actual losses were likely to be greater or lesser than suggested by historical trends.

An impairment loss was calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses were recognized in profit or loss and reflected in an allowance account.

For financial assets such as equity instruments which the carrying amount would be the cost, the impairment loss is the difference between the carrying value and the present value of estimated future cash receipts of a similar financial instruments discounted at current market rate. The impairment loss is recognized as profit and losses and would be not reversed as profit and losses.

Available-for-sale financial assets

For the financial assets classified as available-for-sale which its decrease in the fair value has been recognized as other comprehensive income, the loss which has been recognized as other comprehensive income would be reclassified from other comprehensive income to profit and losses less the amount already recognized as profit and losses.

If the fair value of an impaired available-for-sale debt security subsequently increased and the increase was related objectively to an event occurring after the impairment loss was recognized, then the impairment loss was reversed through profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale were not reversed through profit or loss.

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

(l)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

3.	Summary of Significant Accounting Policies, Continued

(l)	Provisions, Continued

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(m)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

3.	Summary of Significant Accounting Policies, Continued

(m)	Employee Benefits, Continued

(iv)	Defined benefit plan, Continued

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v)	Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

(n)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. The Company has initially applied K-IFRS 1115 from January 1, 2018 and recognized revenue according to the 5 stage revenue recognition model (① Identifying the contractg ② Identifying performance obligation g③ Determining transaction priceg ④ Allocating the transaction price to performance obligation g⑤ Recognition of revenue at performance of obligation). The Company generates revenue primarily from sales of display panels to customer. Product revenue is recognized when the customer obtains control over the products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customers.

The Company includes return option in the sales contract of display panels to its customers thus the consideration received from the customer is subject to change. The Company has recognized the expected return amount of gross revenue as warranty provision until previous financial year. After applying the K-IFRS 1115 “Revenue from contracts with customers”, the Company estimates an amount of variable consideration by using the expected value method which the Company expects to better predict the amount of consideration. The Company includes in the transaction p[rice some or all of an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(o)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the separate financial statements.

(p)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on the disposal of debt instruments measured at FVOCI, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(q)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

3.	Summary of Significant Accounting Policies, Continued

(q)	Income Tax, Continued

(ii)	Deferred tax, Continued

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(r)	Earnings Per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(s)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1109.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2018, and the Company has not early adopted them.

(i)	K-IFRS No. 1116, Leases

K-IFRS No. 1116, Leases, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116 replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No.2014, Determining whether an Arrangement contains a Lease, K-IFRS No.2015, Operating Leases—Incentives and K-IFRS No.2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

K-IFRS No. 1116, Leases introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard – i.e lessors continue to classify leases as finance or operating leases.

The Company is assessing the potential impact on its separate financial statements resulting from the application of K-IFRS no.1116 and the actual impacts are determined based on the future economic environment at the date of initial recognition such as interest rate implicit in the lease, lease portfolio, certainty of exercising purchase option, the extent which the practical expedient and recognition exemption election to be utilized.

Previously, the Company recognized operating lease expense on a straight-line basis over the term of the lease. The nature of expenses related to those leases will now change because the Company will recognize a depreciation charge for right-of-use assets and interest expense on lease liabilities.

No significant impact is expected for the Company’s finance lease.

A lessee may apply the K-IFRS No.1116 to its leases either:

•	Retrospectively to each prior reporting period presented

•	Retrospectively with the cumulative effect of initially applying the Standard recognized at the date of initial application

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

A lessee shall apply the election consistently to all of its lease in which it is a lessee. The Company plans to apply K-IFRS No. 1116 initially on January 1, 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting K-IFRS No. 1116 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019, with no restatement of comparative information.

A lessee may use various practical expedients when applying K-IRFS No. 1116 retrospectively to leases previously classified as operating leases applying IAS 17. The Company is currently assessing the potential impacts when applying the practical expedients. The Company expects that additional amounts to be recognized as right-of-use assets and lease liabilities are not significant when practical expedient is applied.

(ii)	Other standards

The following amended standards and interpretations are not expected to have a significant impact on the Company’s financial statements.

•	K-IFRS No. 2123, Uncertainty over Tax Treatments

•	K-IFRS No. 1109, Prepayment Features with Negative Compensation (Amendments to K-IFRS 1109)

•	K-IFRS No. 1028, Long-term Interests in Associates and Joint Ventures (Amendments to K-IFRS 1028)

•	K-IFRS No. 1019, Plan Amendment, Curtailment or Settlement (Amendments to K-IFRS 1019)

•	Amendments to References to Conceptual Framework in IFRS Standards.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	473,283	566,408
Deposits in banks
Time deposits	~~W~~	3,118	507,930
Restricted cash (*)		74,082	72,840

	~~W~~	77,200	580,770

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	11	11

	~~W~~	550,494	1,147,189

(*)

Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of December, 2018 and December 31, 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Trade, net	~~W~~	257,037	355,332
Due from related parties		3,132,071	4,318,238

	~~W~~	3,389,108	4,673,570

(b)	Other accounts receivable as of December, 2018 and December 31, 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current assets
Non-trade receivable, net	~~W~~	316,069	678,454
Accrued income		5,894	8,655

	~~W~~	321,963	687,109

Non-current assets
Long-term non-trade receivable	~~W~~	25,823	15,115

	~~W~~	347,786	702,224

Due from related parties included in other accounts receivable, as of December 31, 2018 and 2017 are ~~W~~247,677 million and ~~W~~567,996 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	December 31, 2018
	Book value			Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,387,653	347,669	(5)	(551)
Past due 1-15 days		1,353	274	—	(2)
Past due 16-30 days		79	69	—	(1)
Past due 31-60 days		28	95	—	(1)
Past due more than 60 days		—	668	—	(434)

	~~W~~	3,389,113	348,775	(5)	(989)

(In millions of won)	December 31, 2017
	Book value			Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	4,673,660	701,952	(570)	(686)
Past due 1-15 days		341	482	—	(3)
Past due 16-30 days		135	53	—	(1)
Past due 31-60 days		—	207	—	(2)
Past due more than 60 days		4	622	—	(400)

	~~W~~	4,674,140	703,316	(570)	(1,092)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018			2017
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	570	1,092	520	827
(Reversal of) bad debt expense		(565)	(103)	50	265

Balance at the reporting date	~~W~~	5	989	570	1,092

5.	Receivables and Other Assets, Continued

(d)	Other assets as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current assets
Advance payments	~~W~~	3,354	3,597
Prepaid expenses		73,254	76,129
Value added tax refundable		52,252	95,769
Emission rights		—	1,978
Right to recover returned goods(*)		7,489	—

	~~W~~	136,349	177,473

Non-current assets
Long-term prepaid expenses	~~W~~	325,219	333,995

(*)	As a result from the initial application of K-IFRS No. 1115, the Company recognized an asset for right to recover goods returned by the customer.

6.	Other Financial Assets

(a)	Other financial assets as of December 31, 2018 are as follows:

(In millions of won)	December 31, 2018
Current assets
Financial asset at fair value through profit or loss
Derivatives(*)	~~W~~	13,059
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	106
Financial asset carried at amortized cost
Short-term loans	~~W~~	16,116

	~~W~~	29,281

Non-current assets
Financial asset at fair value through profit or loss
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	4,598
Kyulux, Inc.		2,460
Fineeva Co., Ltd.		286

	~~W~~	7,344

Convertible bonds	~~W~~	1,327
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	55
Financial asset carried at amortized cost
Deposits	~~W~~	13,418
Long-term loans		55,048

	~~W~~	77,192

(*)	Represents exchange rate swap contracts related to foreign currency denominated borrowings and bonds.

6.	Other Financial Assets, Continued

(b)	Other financial assets as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
Current assets
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	6
Short-term loans		13,493

	~~W~~	13,499

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,552
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	156
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	729
Kyulux, Inc.		1,968

	~~W~~	2,697

Deposits	~~W~~	13,638
Long-term loans		30,772
Derivatives(*)		842

	~~W~~	49,657

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

Other financial assets of related parties as of September 30, 2018 and December 31, 2017 are ~~W~~2,000 million and ~~W~~2,750 million, respectively.

7.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Finished goods	~~W~~	539,859	491,330
Work-in-process		791,396	675,324
Raw materials		500,413	286,934
Supplies		119,487	228,657

	~~W~~	1,951,155	1,682,245

For the years ended December 31, 2018 and 2017, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2018		2017
Inventories recognized as cost of sales	~~W~~	20,439,681	21,718,047
Including: inventory write-downs		280,323	184,139
Including: reversal and usage of inventory write-downs		(184,139)	(185,454)

There were no significant reversals of inventory write-downs recognized during 2018 and 2017.

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2018			December 31, 2017
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell Display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell Display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell Display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell Display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture Display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell Display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture Display products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture Display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell Display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell Display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture Display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and Sell Display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell Display products	100%		218	100%		218
Global OLED Technology LLC	Herndon, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.(*1)	Haiphong, Vietnam	Manufacture Display Products	100%		329,978	100%		117,378
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A	Business and obtain technologies	100%		2,249	—		—
LG Display High-Tech (China) Co., Ltd.(*3)	Guangzhou, China	Manufacture Display products	69%		749,154	—		—
MMT(*4)	Seoul, Korea	Money Market Trust	100%		24,501	100%		61,471

				~~W~~	3,507,944		~~W~~	2,580,911

8.	Investments, Continued

(*1)

For the year ended December 31, 2018, the Company contributed ~~W~~212,600 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”). There was no change in the Company’s ownership percentage in LGDVN as a result of this additional investment.

(*2)	For the year ended December 31, 2018, the Company established LG DISPLAY FUND I LLC in Wilmington, U.S.A. to invest in venture business and the Company has a 100% equity interest of this subsidiary.
(*3)

For the year ended December 31, 2018, the Company established LG Display High-Tech (China) Co., Ltd. in Guangzhou China to manufacture Display products and the Company has a 69% equity interest of this subsidiary.

(*4)	For the year ended December 31, 2018, the Company acquired and disposed interests in Money Market Trust (“MMT”) and the MMT amount as of September 30, 2018 is ~~W~~24,501 million.

(b)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2018			December 31, 2017
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%	~~W~~	45,089	40%	~~W~~	45,089
INVENIA Co., Ltd.	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd.(*1)	Ansan, South Korea	Manufacture LED back light unit packages	14%		4,746	14%		10,268
LB Gemini New Growth Fund No.16 (*2)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	—		—	31%		434
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell electric glass for FPDs	17%		10,600	17%		10,600
Arctic Sentinel, Inc.	Los Angeles U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA GmbH(*3)	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	14%		8,668	14%		20,309
Material Science Co., Ltd.(*4)	Seoul, South Korea	Develop, manufacture and sell material for display	10%		3,346	—		—
Nanosys Ic.(*5)	Milpitas, U.S.A.	Develop, manufacture and sell material for display	4%		5,491	—		—

				~~W~~	94,270		~~W~~	103,030

8.	Investments, Continued

(*1)	The Company recognized an impairment loss of ~~W~~5,522 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd.
(*2)

The LB Gemini New Growth Fund No.16 (“the Fund”) which the Company was a member of a limited partnership, was approved to be dissolve at the general meeting and completed liquidation. In 2018, the Company received ~~W~~1,545 million in cash from the Fund and recognized ~~W~~1,111 million for the difference between the amount received and the carrying amount as finance cost.

(*3)	The Company recognized an impairment loss of ~~W~~11,641 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in CYNORA GmbH.
(*4)

In March 2018, the Company invested ~~W~~4,000 million and acquired 10,767 shares of common stock with voting rights in Material Science Co., Ltd. As of December 31, 2018, the Company recognized an impairment loss of ~~W~~654 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Material Science Co., Ltd. As of December 31, 2018, the Company‘s ownership percentage in Material Science Co., Ltd. is 10% and the Company has the right to appoint a director to the board of directors of the investee.

(*5)

In May 2018, the Company invested ~~W~~10,732 million and acquired 5,699,954 shares of preferred stock with voting rights in Nanosys Inc. As of December 31, 2018, the Company recognized an impairment loss of ~~W~~5,241 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Nanosys Inc. As of December 31, 2018, the Company‘s ownership percentage in Nanosys Inc. is 4% and the Company has the right to appoint a director to the board of directors of the investee.

For the years ended December 31, 2018 and 2017, the aggregate amount of received dividends from subsidiaries and associates are ~~W~~95,553 million and ~~W~~612,132 million, respectively.

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2018 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2018	~~W~~	460,511	4,857,328	33,969,092	622,955	5,586,631	139,774	45,636,291
Accumulated depreciation as of January 1, 2018		—	(2,218,404)	(30,303,595)	(531,316)	—	(93,685)	(33,147,000)
Accumulated impairment loss as of January 1, 2018		—	—	(2,290)	—	—	—	(2,290)

Book value as of January 1, 2018	~~W~~	460,511	2,638,924	3,663,207	91,639	5,586,631	46,089	12,487,001
Additions		—	—	—	—	4,943,986	—	4,943,986
Depreciation		—	(225,710)	(1,584,542)	(39,522)	—	(143,359)	(1,993,133)
Disposals		(15)	(22)	(147,490)	(305)	—	(4,434)	(152,266)
Impairment loss		—	—	(25,711)	—	(17,890)	—	(43,601)
Others (*2)		1,332	3,216	1,438,365	31,088	(2,060,535)	330,321	(256,213)
Government grants received		—	—	(1,029)	—	(181)	—	(1,210)

Book value as of December 31, 2018	~~W~~	461,828	2,416,408	3,342,800	82,900	8,452,011	228,617	14,984,564

Acquisition cost as of December 31, 2018	~~W~~	461,828	4,860,942	34,433,030	652,723	8,469,901	479,594	49,358,018

Accumulated depreciation as of December 31, 2018	~~W~~	—	(2,444,534)	(31,062,229)	(569,823)	—	(250,977)	(34,327,563)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(28,001)	—	(17,890)	—	(45,891)

(*1)	As of December 31, 2018, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2017 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2017	~~W~~	461,483	4,730,093	33,536,183	637,918	2,680,073	134,488	42,180,238
Accumulated depreciation as of January 1, 2017		—	(1,999,023)	(30,772,830)	(560,513)	—	(87,609)	(33,419,975)
Accumulated impairment loss as of January 1, 2017		—	—	(2,290)	—	—	—	(2,290)

Book value as of January 1, 2017	~~W~~	461,483	2,731,070	2,761,063	77,405	2,680,073	46,879	8,757,973
Additions		—	—	—	—	5,544,771	—	5,544,771
Depreciation		—	(222,663)	(1,460,085)	(40,484)	—	(9,669)	(1,732,901)
Disposals		(1,042)	(6,727)	(70,068)	(24)	—	(3,122)	(80,983)
Others (*2)		70	137,792	2,435,447	54,742	(2,640,052)	12,001	—
Government grants received		—	(548)	(3,150)	—	1,839	—	(1,859)

Book value as of December 31, 2017	~~W~~	460,511	2,638,924	3,663,207	91,639	5,586,631	46,089	12,487,001

Acquisition cost as of December 31, 2017	~~W~~	460,511	4,857,328	33,969,092	622,955	5,586,631	139,774	45,636,291

Accumulated depreciation as of December 31, 2017	~~W~~	—	(2,218,404)	(30,303,595)	(531,316)	—	(93,685)	(33,147,000)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	—	(2,290)	—	—	—	(2,290)

(*1)	As of December 31, 2017, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

9.	Property, Plant and Equipment, Continued

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Capitalized borrowing costs	~~W~~	121,441	46,033
Capitalization rate		2.74%	1.91%

10.	Intangible Assets

(a)	Changes in intangible assets for the year ended December 31, 2018 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2018	~~W~~	665,645	810,270	54,834	1,769,998	30,722	59,176	11,074	72,588	13,077	3,487,384
Accumulated amortization as of January 1, 2018		(546,105)	(671,980)	—	(1,473,238)	—	(31,338)	(8,489)	—	(13,076)	(2,744,226)
Accumulated impairment loss as of January 1, 2018		—	—	(11,785)	—	—	—	—	—	—	(11,785)

Book value as of January 1, 2018	~~W~~	119,540	138,290	43,049	296,760	30,722	27,838	2,585	72,588	1	731,373
Additions - internally developed		—	—	—	372,835	—	—	—	—	—	372,835
Additions - external purchases		21,061	—	2,844	—	88,785	—	—	—	—	112,690
Amortization (*1)		(24,370)	(67,955)	—	(302,685)	—	(3,516)	(1,108)	—	(1)	(399,635)
Disposals		—	—	(721)	—	—	—	—	—	—	(721)
Impairment loss		—	—	(82)	—	—	—	—	—	—	(82)
Reversal of impairment loss		—	—	348	—	—	—	—	—	—	348
Transfer from construction-in-progress		—	85,640	—	—	(85,640)	—	—	—	—	—

Book value as of December 31, 2018	~~W~~	116,231	155,975	45,438	366,910	33,867	24,322	1,477	72,588	—	816,808

Acquisition cost as of December 31, 2018	~~W~~	686,707	895,186	56,959	2,142,832	33,867	59,176	11,074	72,588	13,077	3,971,466

Accumulated amortization as of December 31, 2018	~~W~~	(570,476)	(739,211)	—	(1,775,922)	—	(34,854)	(9,597)	—	(13,077)	(3,143,137)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(11,521)	—	—	—	—	—	—	(11,521)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

10.	Intangible Assets, Continued

(b)	Changes in intangible assets for the year ended December 31, 2017 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2017	~~W~~	627,998	733,030	51,407	1,433,791	17,782	59,176	11,074	72,588	13,077	3,019,923
Accumulated amortization as of January 1, 2017		(506,117)	(605,247)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,335,946)
Accumulated impairment loss as of January 1, 2017		—	—	(10,011)	—	—	—	—	—	—	(10,011)

Book value as of January 1, 2017	~~W~~	121,881	127,783	41,396	256,340	17,782	32,498	3,692	72,588	6	673,966
Additions - internally developed		—	—	—	336,208	—	—	—	—	—	336,208
Additions - external purchases		20,295	—	4,819	—	90,835	—	—	—	—	115,949
Amortization (*1)		(22,632)	(67,388)	—	(295,788)	—	(4,660)	(1,107)	—	(5)	(391,580)
Disposals		(4)	—	(1,392)	—	—	—	—	—	—	(1,396)
Impairment loss		—	—	(1,809)	—	—	—	—	—	—	(1,809)
Reversal of impairment loss		—	—	35	—	—	—	—	—	—	35
Transfer from construction-in-progress	~~W~~	—	77,895	—	—	(77,895)	—	—	—	—	—

Book value as of December 31, 2017	~~W~~	119,540	138,290	43,049	296,760	30,722	27,838	2,585	72,588	1	731,373

Acquisition cost as of December 31, 2017	~~W~~	665,645	810,270	54,834	1,769,998	30,722	59,176	11,074	72,588	13,077	3,487,384

Accumulated amortization as of December 31, 2017	~~W~~	(546,105)	(671,980)	—	(1,473,238)	—	(31,338)	(8,489)	—	(13,076)	(2,744,226)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	—	(11,785)	—	—	—	—	—	—	(11,785)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

10.	Intangible Assets, Continued

(c)

Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

(d)	Development costs as of December 31, 2018 and 2017 are as follows:

(i)	As of December 31, 2018

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	108,467	0.5
	TV		28,001	0.5
	Notebook		4,458	0.6
	Others		9,475	0.5

	Sub-Total	~~W~~	150,401

Development in process	Mobile	~~W~~	144,679	—
	TV		55,580	—
	Notebook		9,639	—
	Others		6,611	—

	Sub-Total	~~W~~	216,509

Total		~~W~~	366,910

(ii)	As of December 31, 2017

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	79,372	0.6
	TV		36,038	0.6
	Notebook		14,311	0.5
	Others		12,444	0.4

	Sub-Total	~~W~~	142,165

Development in process	Mobile	~~W~~	117,222	—
	TV		30,670	—
	Notebook		2,356	—
	Others		4,347	—

	Sub-Total	~~W~~	154,595

Total		~~W~~	296,760

11.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current
Current portion of long-term borrowing and bonds	~~W~~	1,040,148	1,058,985
Current portion of payment guarantee liabilities		4,693	1,750

	~~W~~	1,044,841	1,060,735

Non-current
Won denominated borrowings	~~W~~	2,700,608	1,251,258
Foreign currency denominated borrowings		626,136	401,775
Bonds		1,772,599	1,506,003
Payment guarantee Liabilities		14,375	6,377
Derivatives(*)		25,758	—

	~~W~~	5,139,476	3,165,413

(*)	Represents exchange rate swap contracts related to foreign currency denominated borrowings and bonds.

(b)	Won denominated long-term borrowings at the reporting date are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2018 (%)	December 31, 2018		December 31, 2017
Woori Bank	2.75	~~W~~	1,259	1,922
Shinhan Bank	—		—	200,000
Korea Development Bank and others	CD rate (91 days)+ 0.64, 2.43 ~ 3.25		2,850,000	1,250,000
Less current portion of long-term borrowings			(150,651)	(200,664)

		~~W~~	2,700,608	1,251,258

11.	Financial Liabilities, Continued

(c)	Foreign currency denominated long-term borrowings as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2018 (%)(*)	December 31, 2018		December 31, 2017
The Export-Import Bank and Others	3ML+0.75 ~1.70	~~W~~	955,975		755,337

Foreign currency equivalent		USD	855	USD	705

Less current portion of long-term borrowings			(329,839)		(353,562)

		~~W~~	626,136		401,775

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates)

(d)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2018 (%)	December 31, 2018		December 31, 2017
Won denominated bonds(*1)
Publicly issued bonds	Apr 2019~ Feb 2023	1.80~3.45	~~W~~	1,900,000	2,015,000
Privately placed bonds	May 2025~ May 2033	3.25~4.25		110,000	—
Less discount on bonds				(3,949)	(4,238)
Less current portion				(559,658)	(504,759)

			~~W~~	1,446,393	1,506,003

Foreign currency denominated Bonds(*2)
Publicly issued bonds	Nov 2021	3.88	~~W~~	335,430	—

Foreign currency equivalent			USD	300	—

Less discount on bonds				(9,224)	—
Sub-Total			~~W~~	326,206	—

Total			~~W~~	1,772,599	1,506,003

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid semi-annually.

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities recognized at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Present value of partially funded defined benefit obligations	~~W~~	1,592,366	1,560,525
Fair value of plan assets		(1,548,179)	(1,465,990)

	~~W~~	44,187	94,535

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Opening defined benefit obligations	~~W~~	1,560,525	1,400,621
Current service cost		203,062	194,462
Past service cost		(25,749)	—
Interest cost		49,145	40,844
Remeasurements (before tax)		(27,885)	(114)
Benefit payments		(88,056)	(75,822)
Curtailment of plans		(74,459)	—
Transfers from (to) related parties		(4,217)	534

Closing defined benefit obligations	~~W~~	1,592,366	1,560,525

Weighted average remaining maturity of defined benefit obligations as of December 31, 2018, and 2017 are 14.4 years and 14.0 years, respectively.

12.	Employee Benefits, Continued

(c)	Changes in fair value of plan assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Opening fair value of plan assets	~~W~~	1,465,990	1,258,409
Expected return on plan assets		48,184	38,453
Remeasurements (before tax)		(22,195)	(16,374)
Contributions by employer directly to plan assets		211,006	250,000
Benefit payments		(80,369)	(64,498)
Curtailment of plans		(74,437)	—

Closing fair value of plan assets	~~W~~	1,548,179	1,465,990

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Guaranteed deposits in banks	~~W~~	1,548,179	1,465,990

As of December 31, 2018, the Company maintains the plan assets with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

The Company’s estimated additional contribution to the plan assets for the year ending December 31, 2019 is ~~W~~63,688 million.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2018 and 2017 is as follows:

(In millions of won)
	2018		2017
Current service cost	~~W~~	203,062	194,462
Past service cost		(25,749)	—
Net interest cost		961	2,391

	~~W~~	178,274	196,853

Expenses are recognized in the following line items in the separate statements of comprehensive income.

(In millions of won)
	2018		2017
Cost of sales	~~W~~	134,879	158,419
Selling expenses		10,719	10,810
Administrative expenses		18,193	15,202
Research and development expenses		14,483	12,422

	~~W~~	178,274	196,853

12.	Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Included in other comprehensive income
Balance at January 1	~~W~~	(170,134)	(163,133)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		56,225	(48,890)
Demographic assumptions		(15,379)	(7,702)
Financial assumptions		(12,961)	56,706
Return on plan assets		(22,195)	(16,374)

	~~W~~	5,690	(16,260)

Income tax	~~W~~	(1,169)	9,259

Balance at December 31	~~W~~	(165,613)	(170,134)

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2018	December 31, 2017
Expected rate of salary increase	4.3%	4.7%
Discount rate for defined benefit obligations	2.8%	3.2%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2018	December 31, 2017
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.02%	0.02%
Fifties	Males	0.05%	0.05%
	Females	0.02%	0.02%

12.	Employee Benefits, Continued

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2018:

(In millions of won)	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(199,750)	241,608
Expected rate of salary increase		236,002	(199,363)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2018 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2018	~~W~~	43	100,119	1,835	101,997
Adjustments for adoption of K-IFRS 1115		—	—	9,789	9,789
Additions (reversals)		—	207,892	(2,694)	205,198
Usage and reclassification		(43)	(187,622)	—	(187,665)

Balance at December 31, 2018	~~W~~	—	120,389	8,930	129,319

Current	~~W~~	—	87,625	8,930	96,555
Non-current	~~W~~	—	32,764	—	32,764

(*)

The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities at the reporting date is as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current liabilities
Withholdings	~~W~~	16,181	23,948
Unearned revenues		11,073	9,566
Security deposits		165	—

	~~W~~	27,419	33,514

Non-current liabilities
Long-term accrued expenses	~~W~~	78,466	66,956
Long-term other accounts payable		3,081	—
Long-term advances received		2,116	—
Security deposits		10,790	—

Total	~~W~~	94,453	66,956

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Argos Limited and affiliated companies (“Argos”) filed a Notice of Claim against the Company and LG Display Taiwan Co., Ltd. in the High Court of Justice in London alleging infringement of Treaty on the Functioning of the European Union and Agreement on the European Economic Area. The Company and LG Display Taiwan Co., Ltd. reached a settlement with Argos in November 2018.

Others

The Company is defending against various claims in addition to pending proceedings described above. The Company does not have a present obligation for these matters and has not recognized any provision at December 31, 2018.

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,670 million (~~W~~1,867,227 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2018, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts mentioned about, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~706,374 million in connection with its domestic and export sales transactions and, as of December 31, 2018, ~~W~~143,075 amount of accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2018, the Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~33,543 million) with KEB Hana Bank, USD 80 million (~~W~~89,448 million) with Bank of China and USD 50 million (~~W~~55,905 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Vietnam Haiphong, Co., Ltd. amounting to USD 1,167 million (~~W~~1,305,167 million) for principals.

In addition, the Company obtained payment guarantees amounting to USD 1,538 million (~~W~~1,719,079 million) from KEB Hana Bank and others for advance received related to the long-term supply agreements. The Company also obtained payment guarantees amounting to USD 306 million (~~W~~341,929 million) from Korea Development Bank for foreign currency denominated bonds and USD 8.5 million (~~W~~9,504 million) from Shinhan bank for value added tax payments in Poland.

License agreements

As of December 31, 2018, in relation to its LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of December 31, 2018, in connection with long-term supply agreements with customers, the Company recognized USD 1,475 million (~~W~~1,649,198 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received payment guarantees amounting to USD 1,538 million (~~W~~1,719,079 million) from KEB Hana Bank and other various banks relating to advance received.

15.	Share Capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2018 and December 31, 2017, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2018 to December 31, 2018.

16.	Retained earnings

(a)	Retained earnings at the reporting date is as follows:

(In millions of won)
	2018		2017
Legal reserve	~~W~~	212,158	194,267
Other reserve		68,251	68,251
Defined benefit plan actuarial loss		(165,613)	(170,134)
Retained earnings		9,057,593	9,696,683

	~~W~~	9,172,389	9,789,067

(b)	For the years ended December 31, 2018 and 2017, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2018		2017
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	9,499,884	7,916,962
Profit for the year		(442,291)	1,779,721

		9,057,593	9,696,683
Appropriation of retained earnings (*)
Earned surplus reserve		—	17,891
Cash dividend (Dividend per common stock (%): 2017: ~~W~~500 (10%))		—	178,908

		—	196,799
Unappropriated retained earnings carried forward to the following year	~~W~~	9,057,593	9,499,884

(*)	For the years ended December 31, 2018 and 2017, the date of appropriation is March 15, 2019 and March 15, 2018, respectively.

17.	Revenue

Details of revenue for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Sales of goods	~~W~~	22,324,003	25,541,281
Royalties		20,970	17,236
Others		26,714	32,565

	~~W~~	22,371,687	25,591,082

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Changes in inventories	~~W~~	(268,910)	24,738
Purchases of raw materials, merchandise and others		8,875,141	10,140,086
Depreciation and amortization		2,392,768	2,124,481
Outsourcing fees		6,012,740	5,372,293
Labor costs		2,592,716	2,696,869
Supplies and others		795,935	1,011,035
Utility		728,166	716,354
Fees and commissions		522,328	486,939
Shipping costs		102,913	124,303
Advertising		111,972	230,453
Warranty expenses		207,892	217,198
Travel		95,003	81,731
Taxes and dues		59,207	48,043
Others		694,166	812,902

Total(*)	~~W~~	22,922,037	24,087,425

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Salaries(*1)	~~W~~	396,223	220,300
Expenses related to defined benefit plans(*2)		29,023	26,012
Other employee benefits		42,987	49,769
Shipping costs		72,876	97,666
Fees and commissions		136,417	112,035
Depreciation		111,133	88,665
Taxes and dues		4,777	2,449
Advertising		111,972	230,453
Warranty expenses		207,892	217,198
Rent		10,597	10,004
Insurance		6,175	6,620
Travel		18,197	19,812
Training		10,910	13,862
Others		39,486	45,523

	~~W~~	1,198,665	1,140,368

(*1)	The expense related to retirement allowance for the year ended December 31, 2018 is ~~W~~184,941 million.
(*2)	The expense related to the define contribution plan for the year ended December 31, 2018 is ~~W~~111 million.

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Salaries and wages	~~W~~	2,280,341	2,314,935
Other employee benefits		312,050	312,816
Contributions to National Pension plan		75,668	73,061
Expenses related to defined benefit plan and defined contribution plan(*)		179,137	196,853

	~~W~~	2,847,196	2,897,665

(*)	The expense related to defined contribution plan for the year ended December 31, 2018 is ~~W~~863 million.

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Foreign currency gain	~~W~~	483,160	642,208
Gain on disposal of property, plant and equipment		42,864	139,053
Gain on disposal of intangible assets		239	308
Reversal of impairment loss on intangible assets		348	35
Rental income		1,764	3,514
Others		13,172	5,358

	~~W~~	541,547	790,476

(b)	Details of other non-operating expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Foreign currency loss	~~W~~	499,652	898,221
Other bad debt expense		23	2,180
Loss on disposal of property, plant and equipment		8,615	11,620
Impairment loss on property, plant and equipment		43,601	—
Loss on disposal of intangible assets		—	30
Impairment loss on intangible assets		82	1,809
Donations		7,294	16,991
Others		17,740	443

	~~W~~	577,007	931,294

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Finance income
Interest income	~~W~~	17,938	25,561
Dividend income		95,553	612,132
Foreign currency gain		10,170	116,085
Gain on disposal of investments		1,111	4,203
Gain on transaction of derivatives		2,075	3,106
Gain on valuation of derivatives		13,059	1,070
Gain on disposal of available-for-sale financial assets		—	8
Gain on valuation of financial asset at fair value through profit or loss		4,362	170
Others	~~W~~	4,033	1,154

		148,301	763,489

Finance costs
Interest expense	~~W~~	35,108	47,294
Foreign currency loss		39,869	39,639
Loss on disposal of investments		—	22,490
Loss on impairment of investments		23,059	5,505
Loss on sale of trade accounts and notes receivable		875	46
Loss on valuation of financial asset at fair value through profit or loss		225	—
Loss on impairment of available-for-sale financial assets		—	1,948
Loss on transaction of derivatives		49	514
Loss on valuation of derivatives		26,600	—
Others		3,867	2,098

	~~W~~	129,652	119,534

23.	Income Taxes

(a)	Details of income tax expense for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Current tax expense
Current year	~~W~~	(3,883)	324,522
Adjustment for prior years		82,225	—

	~~W~~	78,342	324,522
Deferred tax expense (benefit)
Origination and reversal of temporary differences	~~W~~	(190,675)	(52,668)
Change in unrecognized deferred tax assets		64,818	(11,708)

	~~W~~	(125,857)	(64,376)

Income tax expense (benefit)	~~W~~	(47,515)	260,146

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018				2017
	Before tax		Tax benefit (expense)	Net of tax	Before tax	Tax benefit (expense)	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	5,690	(1,169)	4,521	(16,260)	9,259	(7,001)

23.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2018 and 2017 is as follows:

(In millions of won)	2018			2017
Profit (loss) for the year	~~W~~		(442,291)		1,779,721
Income tax expense (benefit)			(47,515)		260,146

Profit (loss) before income tax			(489,806)		2,039,867

Income tax expense using the Company’s statutory tax rate		26.65%	(130,533)	24.20%	493,648
Non-deductible expenses		(6.76%)	33,112	2.63%	53,671
Tax credits		19.97%	(97,822)	(11.81%)	(240,788)
Change in unrecognized deferred tax assets		(13.23%)	64,818	(0.57%)	(11,708)
Adjustment for prior years		(16.79%)	82,225	—	—
Effect on change in tax rate		0.41%	(2,007)	(1.69%)	(34,455)
Others		(0.55%)	2,692	(0.01%)	(222)

Actual income tax expense (benefit)	~~W~~		(47,515)		260,146

Actual effective tax rate			( *)		12.75%

(*)	Actual effective tax rate are not calculated due to loss before income tax.

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2018, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~211,264 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2018, the Company recognized deferred tax assets of ~~W~~308,393 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable.

(In millions of won)
	December 31, 2019		December 31, 2020	December 31, 2021	December 31, 2022
Tax credit carryforwards	~~W~~	29,770	—	58,391	91,862

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2018		December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Other accounts receivable, net	~~W~~	—	—	(1,013)	(1,378)	(1,013)	(1,378)
Inventories, net		53,882	30,688	—	—	53,882	30,688
Defined benefit liabilities, net		—	2,375	—	—	—	2,375
Accrued expenses		121,508	179,112	—	—	121,508	179,112
Property, plant and equipment		191,073	206,900	—	—	191,073	206,900
Intangible assets		925	1,249	—	—	925	1,249
Provisions		32,468	27,018	—	—	32,468	27,018
Gain or loss on foreign currency translation, net		13	13	—	—	13	13
Others		17,932	12,345	—	—	17,932	12,345
Tax loss carryforwards		126,755	—	—	—	126,755	—
Tax credit carryforwards		308,393	268,926	—		308,393	268,926

Deferred tax assets (liabilities)	~~W~~	852,949	728,626	(1,013)	(1,378)	851,936	727,248

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	January 1, 2017		Profit or loss	Other comprehensive income	December 31, 2017	Profit or loss	Other comprehensive income	December 31, 2018
Other accounts receivable, net	~~W~~	(1,190)	(188)	—	(1,378)	365	—	(1,013)
Inventories, net		32,150	(1,462)	—	30,688	23,194	—	53,882
Defined benefit liabilities, net		10,817	(17,701)	9,259	2,375	(1,206)	(1,169)	—
Accrued expenses		119,952	59,160	—	179,112	(57,604)	—	121,508
Property, plant and equipment		177,833	29,067	—	206,900	(15,827)	—	191,073
Intangible assets		744	505	—	1,249	(324)	—	925
Provisions		15,051	11,967	—	27,018	5,450	—	32,468
Gain or loss on foreign currency translation, net		11	2	—	13	—	—	13
Others		10,845	1,500	—	12,345	5,587	—	17,932
Tax loss carryforwards		—	—	—	—	126,755	—	126,755
Tax credit carryforwards		287,400	(18,474)	—	268,926	39,467	—	308,393

Deferred tax assets (liabilities)	~~W~~	653,613	64,376	9,259	727,248	125,857	(1,169)	851,936

Statutory tax rate applicable to the Company is 24.2% for the year-ended December 31, 2018. During the year ended December 31, 2018, certain amendments to corporate income tax rules in Korea were enacted and effective on January 1, 2019 that resulted in application of 27.5% for taxable income in excess of ~~W~~300,000 million. Accordingly, the Company recorded the impact from the amendment in 2018.

25.	Earnings (Loss) per Share

(a)	Basic earnings (loss) per share for the years ended December 31, 2018 and 2017 are as follows:

(In won and No. of shares)
	2018		2017
Profit (loss) for the period	~~W~~	(442,291,281,486)	1,779,721,318,741
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings (loss) per share	~~W~~	(1,236)	4,974

For the years ended December 31, 2018 and 2017, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)	Diluted earnings (loss) per share for the years ended December 31, 2018 and 2017 are not calculated since there was no potential common stock.

26.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Company entered into a currency swap contract to hedge currency risk with respect to foreign currency borrowings and bonds.

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2018
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	66	—	54	1	7
Trade accounts and notes receivable	2,809	2,937	—	—	—
Non-trade receivable	48	836	1,018	—	—
Trade accounts and notes payable	(1,392)	(11,477)	—	—	—
Other accounts payable	(117)	(13,982)	—	(18)	(2)
Borrowings	(1,163)	—	—	—	—

Aggregate notional amounts in financial position	251	(21,686)	1,072	(17)	5

Currency swap contracts	780	—	—	—	—

Net exposure	1,031	(21,686)	1,072	(17)	5

(In millions)	December 31, 2017
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	482	77	—	2	—
Trade accounts and notes receivable	3,840	1,960	—	—	—
Non-trade receivable	73	1,674	1,085	—	9
Trade accounts and notes payable	(1,337)	(13,659)	—	—	—
Other accounts payable	(170)	(12,582)	(1,059)	(10)	(2)
Borrowings	(705)	—	—	—	—

Net exposure	2,183	(22,530)	26	(8)	7

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2018 and 2017 and the exchange rates at December 31, 2018 and December 31, 2017 are as follows:

(In won)	Average rate			Reporting date spot rate
	2018		2017	December 31, 2018		December 31, 2017
USD	~~W~~	1,100.21	1,131.08	~~W~~	1,118.10	1,071.40
JPY		9.96	10.09		10.13	9.49
CNY		166.41	167.52		162.76	163.65
PLN		304.87	299.98		297.33	306.07
EUR		1,298.53	1,277.01		1,279.16	1,279.25

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2018 and 2017, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2018			December 31, 2017
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	41,788	41,788	~~W~~	88,643	88,643
JPY (5 percent weakening)		(7,965)	(7,965)		(8,104)	(8,104)
CNY (5 percent weakening)		6,325	6,325		161	161
PLN (5 percent weakening)		(183)	(183)		(93)	(93)
EUR (5 percent weakening)		232	232		339	339

A stronger won against the above currencies as of December 31, 2018 and 2017 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

26.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Fixed rate instruments
Financial assets	~~W~~	550,644	1,147,340
Financial liabilities		(5,033,515)	(2,962,671)

	~~W~~	(4,482,871)	(1,815,331)

Variable rate instruments
Financial liabilities	~~W~~	(1,105,976)	(1,255,350)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2018 and 2017, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2018
Variable rate instruments(*)	~~W~~	(8,018)	8,018	(8,018)	8,018

December 31, 2017
Variable rate instruments(*)	~~W~~	(6,863)	6,863	(6,863)	6,863

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

26.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

i)	As of December 31, 2018

(In millions of won)
	December 31, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	473,283
Deposits in banks		77,211
Trade accounts and notes receivable		3,389,108
Non-trade receivable		316,069
Accrued income		5,894
Deposits		13,418
Short-term loans		16,116
Long-term loans		55,048
Long-term non-trade receivable		25,823

	~~W~~	4,371,970

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,327
Derivatives		13,059

		14,386

Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	161

	~~W~~	4,386,517

26.	Financial Risk Management, Continued

ii)	As of December 31, 2017

(In millions of won)
	December 31, 2017
Cash and cash equivalents	~~W~~	566,408
Deposits in banks		580,781
Trade accounts and notes receivable		4,673,570
Non-trade receivable		678,454
Accrued income		8,655
Available-for-sale financial assets		162
Financial asset at fair value through profit or loss		1,552
Deposits		13,638
Short-term loans		13,493
Long-term loans		30,772
Long-term non-trade receivable		15,115
Derivatives		842

		6,583,442

In addition to the financial assets above, as of December 31, 2018, the Company provides a payment guarantee of USD 1,167 million (~~W~~1,305,167 million), for its subsidiary.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Company’s management policy.

26.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2018.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	~~W~~	3,807,234	4,148,732	503,257	85,176	802,857	2,502,969	254,473
Unsecured bond issues		2,332,257	2,537,553	291,738	328,400	456,990	1,320,248	140,177
Trade accounts and notes payable		3,186,123	3,186,123	3,186,123	—	—	—	—
Other accounts payable		1,746,412	1,746,412	1,745,382	1,030	—	—	—
Long-term other accounts payable		3,081	3,081	—	—	2,055	1,026	—
Payment guarantee(*)		19,068	1,493,425	41,614	41,713	137,328	1,010,875	261,895
Security deposits		10,955	10,955	—	165	10,790	—	—

Derivatives financial liabilities
Derivatives		25,758	(35,140)	(6,742)	(6,728)	(12,517)	(9,153)	—

Total	~~W~~	11,130,888	13,091,141	5,761,372	449,756	1,397,503	4,825,965	656,545

(*)	Contractual cash flows of payment guarantee is identical to timing of principal payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

26.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2018		December 31, 2017
Total liabilities	~~W~~	13,849,525	11,580,156
Total equity		13,212,581	13,829,259
Cash and deposits in banks (*1)		550,483	1,147,178
Borrowings (including bonds)		6,139,491	4,218,021
Total liabilities to equity ratio		105%	84%
Net borrowings to equity ratio (*2)		42%	22%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Other current financial assets and liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii)	Investments in equity and debt securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

26.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position, are as follows:

i)	As of December 31, 2018

(In millions of won)
	December 31, 2018
	Carrying value		Fair value
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	473,283	(*	)
Deposits in banks		77,211	(*	)
Trade accounts and notes receivable		3,389,108	(*	)
Non-trade receivable		316,069	(*	)
Accrued income		5,894	(*	)
Deposits		13,418	(*	)
Short-term loans		16,116	(*	)
Long-term loans		55,048	(*	)
Long-term non-trade receivable		25,823	(*	)
Financial assets at fair value through profit or loss
Equity securities	~~W~~	7,344	7,344
Convertible bonds		1,327	1,327
Derivatives		13,059	13,059
Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	161	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	25,758	25,758
Financial liabilities carried at amortized cost
Unsecured bank borrowings	~~W~~	3,807,234	3,862,709
Unsecured bond issues		2,332,257	2,384,987
Trade accounts and notes payable		3,186,123	(*	)
Other accounts payable		1,746,412	(*	)
Long-term other accounts payable		3,081	(*	)
Payment guarantee liabilities		19,068	(*	)
Security deposits		10,955	(*	)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

26.	Financial Risk Management, Continued

ii)	As of December 31, 2017

(In millions of won)
	December 31, 2017
	Carrying amounts		Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	162	162
Financial asset at fair value through profit or loss		1,552	1,552
Derivatives		842	842
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	566,408	(*	)
Deposits in banks		580,781	(*	)
Trade accounts and notes receivable		4,673,570	(*	)
Non-trade receivable		678,454	(*	)
Accrued income		8,655	(*	)
Deposits		13,638	(*	)
Short-term loans		13,493	(*	)
Long-term loans		30,772	(*	)
Long-term non-trade receivable		15,115	(*	)
Liabilities carried at amortized cost
Unsecured bank borrowings		2,207,259	2,212,474
Unsecured bond issues		2,010,762	2,016,086
Trade accounts and notes payable		2,391,493	(*	)
Other accounts payable		2,701,823	2,702,033
Payment guarantee liabilities		8,127	(*	)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

26.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2018 and 2017 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2018
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	—	—	7,344	7,344
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	13,059	13,059
Financial asset at fair value through other comprehensive income
Debt instrument		161	—	—	161
Financial liabilities at fair value through profit or loss
Derivatives		—	—	25,758	25,758

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2017
Assets
Available-for-sale financial assets	~~W~~	162	—	—	162
Financial asset at fair value through profit or loss		—	—	1,552	1,552
Derivatives		—	—	842	842

26.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	December 31, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank borrowings	~~W~~	—	—	3,862,709	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,384,987	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank borrowings	~~W~~	—	—	2,212,474	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,016,086	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,702,033	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2018	December 31, 2017
Borrowings, bonds and others	2.09~3.37%	1.57~2.92%

27.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2018 are as follows:

(In millions of won)
	January 1, 2018			Non-cash transactions
			Cash flows from financing activities	Reclassification	Exchange rate effect	Effective interest adjustment	Others	December 31, 2018
Short-term borrowings	~~W~~	—	(720)	—	720	—	—	—
Current portion of long-term borrowings and bonds		1,058,985	(1,425,395)	1,376,081	29,945	532	—	1,040,148
Payment guarantee		8,127	1,876	—	—	—	9,065	19,068
Long-term borrowings		1,653,033	2,489,560	(816,713)	864	—	—	3,326,744
Bonds		1,506,003	828,169	(559,368)	(4,172)	1,967	—	1,772,599

	~~W~~	4,226,148	1,893,490	—	27,357	2,499	9,065	6,158,559

28.	Related Parties and Others

(a)	Related parties

Related parties for the year ended December 31, 2018 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others

Associates(*)	Paju Electric Glass Co., Ltd. and others

Entity that has significant influence over the Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

28.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	8,944,621	—	—	—	—	9
LG Display Japan Co., Ltd.		2,413,437	—	—	—	—	2,158
LG Display Germany GmbH		1,796,479	—	—	—	—	5,558
LG Display Taiwan Co., Ltd.		1,488,447	—	—	—	—	568
LG Display Nanjing Co., Ltd.		13,840	—	6,037	—	1,321,700	27,142
LG Display Shanghai Co., Ltd.		963,865	—	—	—	—	52
LG Display Poland Sp. z o.o.		329	—	—	—	37,307	16
LG Display Guangzhou Co., Ltd.		52,168	—	14,043	—	1,930,113	14,194
LG Display Shenzhen Co., Ltd.		1,312,088	—	—	—	—	4
LG Display Yantai Co., Ltd.		23,018	—	25,759	—	1,358,502	13,597
LG Display (China) Co., Ltd.		328	90,281	1,409,953	—	—	1,253
LG Display Singapore Pte. LTD.		1,087,835	—	—	—	—	38
L&T Display Technology (Fujian) Limited		392,318	—	—	—	8	38
Nanumnuri Co., Ltd.		180	—	—	—	—	21,356
Global OLED Technology, LLC		—	—	—	—	—	6,007
LG Display Guangzhou Trading Co., Ltd.		782,603	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		39,639	—	36,013	—	830,170	6,175
Suzhou Lehui Display Co., Ltd.		178,357	—	—	—	—	—
LG Display High-Tech (China) Co., Ltd		12,434	—	—	—	—	—

	~~W~~	19,501,986	90,281	1,491,805	—	5,477,800	98,165

28.	Related Parties and Others, Continued

(In millions of won)	2018
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	50	—	—	144
INVENIA Co., Ltd.		—	30	1,608	28,657	—	795
AVATEC Co., Ltd.		—	530	—	—	71,403	905
Paju Electric Glass Co., Ltd.		—	4,172	364,183	—	—	4,411
LB Gemini New Growth Fund No.16(*)		1,112	540	—	—	—	—
YAS Co., Ltd.		—	—	5,281	25,422	—	3,391

	~~W~~	1,112	5,272	371,122	54,079	71,403	9,646

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,207,372	—	31,161	454,555	—	107,861

28.	Related Parties and Others, Continued

(In millions of won)	2018
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	71,798	—	—	—	—	103
LG Electronics Vietnam Haiphong Co., Ltd.		173,051	—	—	—	—	166
LG Electronics Reynosa S.A. DE C.V.		33,225	—	—	—	—	2,021
LG Electronics Almaty Kazakhstan		3,759	—	—	—	—	42
LG Electronics S.A. (Pty) Ltd.		7,244	—	—	—	—	20
LG Electronics Mexicalli, S.A. DE C.V.		10,296	—	—	—	—	210
LG Electronics RUS, LLC		2,201	—	—	—	—	1,862
LG Electronics Egypt S.A.E.		25,491	—	—	—	—	16
LG Electronics (Kunshan) Computer Co., Ltd.		4,804	—	—	—	—	—
LG Innotek Co., Ltd.		29,148	—	137,949	—	—	38,930
LG Hitachi Water Solutions Co., Ltd.		9,100	—	—	285,514	—	8,980
Inspur LG Digital Mobile Communications Co., Ltd.		69,769	—	—	—	—	1
Qingdao LG Inspur Digital Communication Co., Ltd.		37,738	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	29,215
Others		2,185	—	27	—	—	9,498

	~~W~~	479,809	—	137,976	285,514	—	91,064

	~~W~~	21,190,279	95,553	2,032,064	794,148	5,549,203	306,736

(*)	Represents transactions occurred prior to disposal of the entire investments

28.	Related Parties and Others, Continued

(In millions of won)	2017
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	11,080,713	11,060	—	—	—	25
LG Display Japan Co., Ltd.		2,468,424	3,438	—	—	—	52
LG Display Germany GmbH		1,804,786	4,365	—	—	—	7,395
LG Display Taiwan Co., Ltd.		1,489,786	3,161	—	—	—	1,031
LG Display Nanjing Co., Ltd.		17,585	60,292	—	—	525,508	—
LG Display Shanghai Co., Ltd.		1,273,823	11,783	—	—	—	366
LG Display Poland Sp. z o.o.		314	—	—	—	34,540	34
LG Display Guangzhou Co., Ltd.		34,051	363,086	7,826	—	2,156,897	10,152
LG Display Shenzhen Co., Ltd.		1,842,778	4,988	—	—	—	7
LG Display Yantai Co., Ltd.		36,628	128,998	15,342	373	2,027,508	25,890
LG Display (China) Co., Ltd.		68,794	10,079	1,552,070	—	—	—
LG Display Singapore Pte LTD.		960,332	1,917	—	—	—	668
L&T Display Technology (Fujian) Limited		453,757	—	15	—	—	793
Nanumnuri Co., Ltd.		95	—	—	—	—	18,528
Global OLED Technology LLC		—	—	—	—	—	6,030
LG Display Guangzhou Trading Co., Ltd.		586,062	326	—	—	—	180
LG Display Vietnam Haiphong Co., Ltd.		4,321	—	—	—	148,758	—
Suzhou Lehui Display Co., Ltd.		207,280	—	—	—	—	—

	~~W~~	22,329,529	603,493	1,575,253	373	4,893,211	71,151

28.	Related Parties and Others, Continued

(In millions of won)	2017
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd. (*)	~~W~~	1	—	—	—	4	6
WooRee E&L Co., Ltd.		—	—	—	—	—	175
INVENIA Co., Ltd.		—	—	1,862	37,296	—	2,255
AVATEC Co., Ltd.		—	530	—	—	90,785	720
Paju Electric Glass Co., Ltd.		—	8,109	380,815	—	—	4,225
Narenanotech Corporation(*)		—	—	279	12,251	—	177
YAS Co., Ltd.		—	—	6,347	69,242	—	2,474

	~~W~~	1	8,639	389,303	118,789	90,789	10,032

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,677,434	—	46,765	696,628	—	108,639

28.	Related Parties and Others, Continued

(In millions of won)	2017
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	71,597	—	—	—	—	163
LG Electronics Vietnam Haiphong Co., Ltd.		205,934	—	—	—	—	198
LG Electronics Reynosa S.A. DE C.V.		76,277	—	—	—	—	1,926
LG Electronics Almaty Kazakhstan		14,079	—	—	—	—	53
LG Electronics S.A. (Pty) Ltd.		14,155	—	—	—	—	25
LG Electronics Mexicalli, S.A. DE C.V.		29,115	—	—	—	—	186
LG Electronics RUS, LLC		3,941	—	—	—	—	963
LG Innotek Co., Ltd.		14,836	—	185,464	—	—	5,245
LG Hitachi Water Solutions Co., Ltd.		—	—	—	314,645	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		110,310	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		77,355	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	27,449
Others		3,121	—	3	—	—	8,252

	~~W~~	620,720	—	185,467	314,645	—	44,460

	~~W~~	24,627,684	612,132	2,196,788	1,130,435	4,984,000	234,282

(*)	Represents transactions occurred prior to disposal of the entire investments

28.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2018		December 31, 2017	December 31, 2018	December 31, 2017
Subsidiaries
LG Display America, Inc.	~~W~~	1,031,718	1,795,757	—	—
LG Display Japan Co., Ltd.		349,814	230,804	5	2
LG Display Germany GmbH		433,077	497,677	4,332	—
LG Display Taiwan Co., Ltd.		274,860	436,943	34	106
LG Display Nanjing Co., Ltd.		2,448	176	272,991	85,646
LG Display Shanghai Co., Ltd.		168,117	176,816	1	74
LG Display Poland Sp. z o. o		30	73	6,849	5,480
LG Display Guangzhou Co., Ltd.		167,814	345,212	196,070	189,996
LG Display Guangzhou Trading Co., Ltd.		377,145	88,876	—	—
LG Display Shenzhen Co., Ltd.		32,759	217,542	—	—
LG Display Yantai Co., Ltd.		115	123,059	382,448	30,397
LG Display (China) Co., Ltd.		—	55,309	187,004	150,933
LG Display Singapore Pte. Ltd.		85,680	187,420	1	1
L&T Display Technology (Fujian) Limited		62,336	57,545	139,171	177,487
Nanumnuri Co., Ltd.		—	—	2,065	2,453
Global OLED Technology LLC		—	—	1,146	—
LG Display Vietnam Haiphong Co., Ltd.		22,113	9,119	340,780	58,666
Suzhou Lehui Display Co., Ltd.		32,641	21,110	—	36,919
LG Display High-Tech (China) Co., Ltd.		17,333	—	3,362	—

	~~W~~	3,058,000	4,243,438	1,536,259	738,160

28.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2018		December 31, 2017	December 31, 2018	December 31, 2017
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	6	61
INVENIA Co., Ltd.		2,000	2,375	1,671	18,523
AVATEC Co., Ltd.		—	—	4,382	2,949
Paju Electric Glass Co., Ltd.		—	—	60,566	60,141
YAS Co., Ltd.		—	375	2,709	6,474

	~~W~~	2,000	2,750	69,334	88,148

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	247,134	550,101	99,574	206,616

28.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2018		December 31, 2017	December 31, 2018	December 31, 2017
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	2,782	407	45,815	58,741
LG Hitachi Water Solutions Co., Ltd.		9,100	—	47,463	154,079
Hi Entech Co., Ltd.		—	—	4,782	4,854
Inspur LG Digital Mobile Communications Co., Ltd		6,137	20,953	—	—
LG Electronics Reynosa S.A. DE C.V		2,572	11,494	134	82
LG Electronics India Pvt. Ltd.		9,047	3,030	29	—
LG Electronics Vietnam Haiphong Co., Ltd.		25,544	36,017	—	1
LG Electronics S.A. (Pty) Ltd.		896	2,400	5	4
LG Electronics Egypt S.A.E		10,296	—	—	—
LG Electronics (Kunshan) Computer Co., Ltd.		1,370	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		15	9	90	80
Others		6,855	18,385	1,185	1,309

	~~W~~	74,614	92,695	99,503	219,150

	~~W~~	3,381,748	4,888,984	1,804,670	1,252,074

28.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	Loans(*)
Associates	January 1, 20178		Increase	Decrease	December 31, 2018
INVENIA Co., Ltd.	~~W~~	2,375	—	375	2,000
YAS Co., Ltd.		375	—	375	—

	~~W~~	2,750	—	750	2,000

(*)	Loans are presented based on nominal amounts.

(In millions of won)
	Loans(*1)
Associates	January 1, 2017		Increase	Decrease	December 31, 2017
New Optics Ltd.(*2)	~~W~~	1,000	—	125	875
INVENIA Co., Ltd.		833	2,000	458	2,375
Narenanotech Corporation(*2)		300	—	75	225
YAS Co., Ltd.		833	—	458	375

	~~W~~	2,966	2,000	1,116	3,850

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2017.

28.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the years ended December 31, 2018 and 2017 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the year ended December 31, 2018			December 31, 2018
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries(*)	~~W~~	715,580	190,091	82,965	82,028
LG Uplus Corp.		21	1,739	—	178
LG Chem Ltd. and its subsidiaries		1,648	776,031	14	93,274
Serveone and its subsidiaries		388	1,166,309	21,307	239,091
Silicon Works Co., Ltd		—	713,093	—	140,694
LG Corp.		—	54,434	11,246	—
LG Management Development Institute		—	9,734	3,480	441
LG CNS Co., Ltd. and its subsidiaries		—	210,344	—	72,694
LG Hausys Ltd		1,111	4	—	3
G2R Inc. and its subsidiaries		—	57,744	—	19,773

Robostar Co., Ltd.		—	1,374	—	530

Total	~~W~~	718,748	3,180,897	119,012	648,706

(*)

For transactions which LG International and its subsidiaries act as an agent of the Company and receive commission revenue from the Company, above transaction amount only include commission revenue recognized by LG International and its subsidiaries. For prior year comparative purpose, gross sales and others for year ended December 31, 2018 amount to ~~W~~715,580 million, respectively, and gross purchase and others for year ended December 31, 2018 amount to ~~W~~596,261 million.

28.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2017			December 31, 2018
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	611,274	1,354,039	110,786	186,799
LG Household & Health Care and its subsidiaries		—	116	—	—
LG Uplus Corp.		152	1,854	—	1,505
LG Chem Ltd. and its subsidiaries		16,915	869,579	8,659	127,416
SK Siltron Co., Ltd. (formerly, Siltron Co., Ltd.)(*)		10	—	—	—
Lusem Co., Ltd.(*)		13	694	1	53
Serveone and its subsidiaries		677	1,390,323	21,565	491,719
Silicon Works Co., Ltd		—	624,127	—	120,031
LG Corp.		—	60,756	4,700	1,523
LG Management Development Institute		—	10,221	3,480	699
LG CNS Co., Ltd. and its subsidiaries		323	226,229	—	90,374
LG Hausys Ltd		1,673	391	—	374
G2R Inc. and its subsidiaries		—	93,799	—	14,275

	~~W~~	631,037	4,632,128	149,191	1,034,768

(*)	Represents transactions occurred prior to disposal of the entire investments

28.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Short-term benefits	~~W~~	2,622	3,724
Expenses related to the defined benefit plan		794	488

	~~W~~	3,416	4,212

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

29.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2018 and 2017 is as follows:

(In millions of won)
	2018		2017
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment		(725,744)	638,907
Changes in other receivable arising from the investments of dividends received from subsidiaries	~~W~~	(405,992)	—
Substitution of investment shares of property, plant and equipment		343,163	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: April 1, 2019	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President